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Filed pursuant to Rule 424(b)(4)
Registration No. 333-113344

PROSPECTUS

6,500,000 Shares

Common Stock

This is our initial public offering of shares of common stock. We are offering 6,500,000 shares. No public market currently exists for our common stock.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "NUVA."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public offering price	$11.00	$71,500,000
Underwriting discount and commissions	$0.77	$5,005,000
Proceeds, before expenses, to NuVasive	$10.23	$66,495,000

We have granted the underwriters a 30-day option to purchase up to 975,000 additional shares to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about May 18, 2004.

BANC OF AMERICA SECURITIES LLC	LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC	WILLIAM BLAIR & COMPANY

May 12, 2004

NuVasive – Creative solutions for safe, reproducible spine surgery

Maximum Access Surgery (MAS)™ Platform:

The new direction for outpatient reconstructive spine surgery

NeuroVision®

Nerve Avoidance Technology

16.0
7

NeuroVision enables "smart instruments" to safely access the spine

Nerve Avoidance for safe pedicle screw placement in fusion procedures

MaXcess

Maximum Surgical Access
Minimum soft tissue disruption with unique retraction system

IMPLANTS

Specialized implants for fusion of the spine

Classic Fusion:

NuVasive offers key conventional spine surgery products

Lumbar Allograft

Cervical Allograft

Titanium Surgical Mesh

About This Prospectus

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until June 7, 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the consolidated financial statements and accompanying notes, before making an investment decision. References in this prospectus to our certificate of incorporation and bylaws refer to our certificate of incorporation and bylaws that will be in effect upon completion of this offering, unless the context requires otherwise.

NuVasive, Inc.

Our Business

        We are a medical device company focused on the design, development and marketing of products for the surgical treatment of spine disorders. We offer creative spine technologies that address the over $2 billion U.S. spine fusion market. Our current principal products include a minimally invasive surgical platform that we call maximum access surgery, or MAS, and classic fusion products. All of our currently marketed products have been cleared by the FDA. Our products have been used to date in over 15,000 spine surgeries, including over 10,000 spine fusions.

        We believe our MAS platform provides a unique and comprehensive solution for safe and reproducible minimally disruptive surgical treatment of spine disorders. The key components of our MAS platform, NeuroVision, MaXcess and specialized implants, provide a surgeon with enhanced visibility and access to the spine for fusion. The foundation of our MAS platform consists of:

  •
  NeuroVision—a nerve avoidance system that uses proprietary software algorithms to allow surgeons to avoid critical nerves during spine surgery. Our system functions by monitoring changes in electrical signals across muscle groups, which allows surgeons to detect underlying nerve activity.

  •
  MaXcess—a minimally disruptive surgical system that we introduced in the fourth quarter of 2003. MaXcess employs a unique split blade design to provide enhanced surgical access to the spine. MaXcess also uses instruments that approximate those used in traditional open surgical procedures, which reduces surgeon training time and encourages broader adoption.

  •
  Specialized Implants—our implants are utilized for interbody disc height restoration for fusion, and stabilization of the posterior part of the spine. Our implants are designed for insertion into the smallest possible space while maximizing surface area contact for fusion.

        Our MAS platform has broad application in spine surgery procedures. Our products enable an innovative surgical procedure in which surgeons access the spine from the side of the body rather than from the front or back. We believe procedures utilizing our MAS platform provide significant benefits, including reduced surgery times, reduced hospital stays, and less trauma and blood loss, resulting in faster overall patient recovery times.

        In addition to our MAS platform, we offer a portfolio of classic fusion products, including spine allografts, which are human bone that has been donated to a tissue bank or other not-for-profit organization, processed and precision shaped for transplant, and spine implants, such as rods, plates and screws, that are necessary for a variety of spine surgery procedures. While NeuroVision and MaXcess are usually the first of our products that a surgeon adopts, our classic fusion product offering expands the revenue opportunity available to us in each spine surgery procedure.

        We typically place our NeuroVision systems with hospitals at no up-front cost to them provided they commit to minimum monthly purchases of our disposables and implants. We generally do not sell our NeuroVision systems and, as a result, we have not generated significant revenues from sales of NeuroVision systems to date.

Market Opportunity

        The U.S. market for lumbar and cervical spine fusion, the core focus of our business, is anticipated to grow to over $2.9 billion by 2005. We believe that the market for spine surgery procedures will continue to grow as a result of the following market influences:

  •
  Increased use of implants.

  •
  Continued patient demand for minimally invasive alternatives.

  •
  Favorable demographics.

        Although we believe there is a strong and growing demand for minimally invasive spine surgery procedures, the rate of adoption of traditional minimally invasive surgical procedures has been slow with respect to the spine. We believe that the principal factors contributing to this slow adoption rate are surgeons' inability to directly access the spine and avoid critical nerves, and the difficulties associated with using specialized or complex instrumentation required by most minimally invasive approaches to accomplish surgical goals.

        Our MAS platform allows surgeons to perform a wide range of minimally disruptive procedures, while overcoming the shortcomings of alternative minimally invasive surgical techniques. We believe our products improve clinical results, and have both the potential to expand the number of minimally invasive procedures performed and become a standard of care in spine fusion surgery.

Our Strategy

        Our goal is to become a leading provider of creative technologies that provide a comprehensive solution for the surgical treatment of spine disorders. To achieve this objective, we are pursuing the following business strategies:

  •
  Establish our Integrated Surgical System as a Standard of Care. We believe that our MAS platform has the potential to dramatically improve the clinical results of minimally invasive spine surgery. As spine surgeons continue to adopt our products and recognize these benefits, we believe our MAS platform will become the standard of care for minimally invasive spine surgery.

  •
  Expand Sales and Marketing Efforts. We currently sell our products through a network of over 35 independent sales agencies with over 160 independent sales representatives that target approximately 4,000 surgeons that perform spine surgeries. We intend to expand the number of agencies selling our products in order to increase the market penetration of our products. As of the end of 2003, approximately 100 surgeons had been trained in the use of our MAS platform.

  •
  Continue to Introduce New Creative Products. One of our core competencies is our ability to develop and commercialize creative spine surgery products. For example, in 2003, we introduced seven new products and several product enhancements. We have several additional products currently under development, including platform extensions for MAS, synthetic allograft alternatives and, in the longer term, total disc and nucleus replacement implants.

  •
  Provide Tailored Solutions in Response to Surgeon Needs. Responding quickly to the needs of spine surgeons, which we refer to as Absolute Responsiveness™, is central to our corporate culture, is critical to our success and differentiates us from our competition. We solicit feedback from our surgeon customers and clinical advisors regarding the utility of, and potential improvements to, our products. We utilize our state-of-the-art cadaver operating theater to provide clinical training and to validate new ideas through prototype testing.

  •
  Selectively License or Acquire Complementary Spine Products and Technologies. In addition to building our company though internal product development efforts, we intend to selectively license or acquire complementary products and technologies.

Risks Affecting Us

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. If we are unable to convince spine surgeons that our products are an effective alternative to existing treatments of spine disorders, build our infrastructure, continue to obtain reimbursement and obtain necessary regulatory approvals or clearances, we will be unable to achieve our business objectives. From inception through March 31, 2004, we had an accumulated deficit of approximately $68.5 million. We expect to continue to incur significant losses over the next several years, and we may never become profitable.

Corporate Information

        Our business was incorporated in Delaware in July 1997. Our principal executive offices are located at 10065 Old Grove Road, San Diego, California 92131, and our telephone number is (858) 271-7070. Our website is located at www.nuvasive.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, as used in this prospectus the terms "NuVasive," "we," "us" and "our" refer to NuVasive, Inc., a Delaware corporation.

        NuVasive®, XLIF®, NeuroVision®, Triad™, MAS™, MaXcess™, Absolute Responsiveness™, Creative Spine Technology®, INS-1®, SEN®, Spine Evolution Nucleus®, Neurophysiologic Guidance™, InStim™ and Polar Guidance™ are trademarks of NuVasive, Inc. We have trademark rights in these marks in the United States and have registrations issued and pending in the United States and other countries. This prospectus also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

        This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

The Offering

Common stock offered	6,500,000 shares
Common stock outstanding after this offering	23,342,983 shares
Use of proceeds
We expect to use a majority of the net proceeds from this offering to expand our sales and marketing activities, to fund research and development relating to potential new products and to repay substantially all of our outstanding debt obligations of approximately $6.3 million. To a lesser extent, we expect to use the net proceeds of this offering to finance regulatory approval activities and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies.
Proposed Nasdaq National Market symbol	NUVA

        The number of shares of our common stock to be outstanding immediately after this offering is based on 16,842,983 shares of common stock outstanding as of March 31, 2004, and assumes the following:

  •
  the conversion of all our outstanding convertible preferred stock into 12,724,363 shares of common stock immediately prior to the consummation of this offering;

  •
  the exercise of warrants to purchase 1,839,734 shares of common stock that, by their terms, terminate upon completion of this offering;

  •
  the adoption of our restated certificate of incorporation and restated bylaws effective upon completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

        The number of shares of our common stock to be outstanding immediately after this offering excludes as of March 31, 2004:

  •
  130,336 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.60 per share;

  •
  2,423,509 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.78 per share; and

  •
  4,148 shares of our common stock reserved for future issuance under our 1998 Stock Option/Stock Issuance Plan.

        Unless the context indicates otherwise, all share and per share information in this prospectus gives effect to a reverse split of our outstanding common stock which was effected on May 12, 2004, in which each two and one-half shares of our outstanding common stock were combined into one share of our common stock.

Summary Consolidated Financial Data

        The following tables summarize our consolidated financial data for the periods presented. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. The financial data as of March 31, 2004, and for the three months ended March 31, 2003 and 2004, are derived from our unaudited consolidated financial statements. You should read the following financial information together with the information under "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. See our consolidated financial statements and related notes for a description of the calculation of the historical net loss attributable to common stockholders per common share and the weighted average number of shares used in computing the historical and pro forma per common share data. The pro forma column in the consolidated balance sheet data gives effect to the conversion of all outstanding shares of our preferred stock into 12,724,363 shares of our common stock upon completion of this offering. The pro forma as adjusted column in the consolidated balance sheet data gives effect to the foregoing conversion, to the sale of 6,500,000 shares of our common stock at the initial public offering price of $11.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and to the issuance of 1,839,734 shares of our common stock upon the exercise of outstanding warrants that we anticipate will be exercised prior to the closing of this offering.

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(In thousands, except per share amounts)
				(unaudited)
Consolidated Statement of Operations Data:
Revenues:
MAS	$1,444	$5,269	$12,069	$2,065	$4,803
Classic fusion	1,120	6,991	10,586	2,385	2,785

Total revenues	2,564	12,260	22,655	4,450	7,588
Cost of goods sold	1,354	5,303	6,791	1,634	2,204

Gross profit	1,210	6,957	15,864	2,816	5,384
Operating expenses:
Research and development	7,331	6,107	6,310	1,490	1,963
Selling and marketing	6,885	10,024	12,609	2,261	3,562
General and administrative	4,458	5,568	6,185	1,719	1,882
Stock based compensation	22	113	743	50	2,124

Total operating expenses	18,696	21,812	25,847	5,520	9,531

Loss from operations	(17,486)	(14,855)	(9,983)	(2,704)	(4,147)
Interest and other (expense), net	(416)	(255)	(144)	1	(80)

Net loss	(17,902)	(15,110)	(10,127)	(2,703)	(4,227)
Beneficial conversion of convertible debt	(320)	—	—	—	—

Net loss attributable to common stockholders	$(18,222)	$(15,110)	$(10,127)	$(2,703)	$(4,227)

Historical net loss per share:
Basic and diluted	$(23.88)	$(13.20)	$(6.30)	$(1.67)	$(2.33)

Weighted average shares—basic and diluted	763	1,145	1,607	1,617	1,816

Pro forma net loss per share:
Basic and diluted			$(0.75)		$(0.29)

Weighted average shares—basic and diluted			13,579		14,541

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$7,458	$7,458	$74,098
Working capital	6,041	6,041	72,681
Total assets	20,795	20,795	87,435
Long-term obligations, less current portion	1,761	1,761	1,761
Total stockholders' equity	8,593	8,593	75,233

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations and our future growth prospects would be materially and adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

To be commercially successful, we must convince spine surgeons that our products are an attractive alternative to existing surgical treatments of spine disorders.

        We believe that spine surgeons will not widely adopt our products unless they determine, based on experience, clinical data and published peer reviewed journal articles, that our products provide benefits or an attractive alternative to conventional modalities of treating spine disorders. Based on feedback we have solicited, surgeons have been slow to change their medical treatment practices for the following reasons, among others:

  •
  lack of experience with our products;

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  lack of evidence supporting additional patient benefits;

  •
  perceived liability risks generally associated with the use of new products and procedures;

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  availability of reimbursement within healthcare payment systems; and

  •
  costs associated with the purchase of new products and equipment.

        In addition, we believe that recommendations and support of our products by influential surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons or from long-term data, surgeons and hospitals may not use our products. In such circumstances, we may not achieve expected revenues and may never become profitable.

If we are unable to create an installed base of our NeuroVision system with spine surgeons, our ability to commercialize our MaXcess system and complementary products will be negatively affected.

        A key element of our business plan calls for us to create an installed base of our NeuroVision system with spine surgeons. Once our NeuroVision system is in use and demanded by a large number of spine surgeons, we believe our MaXcess system and other complementary products, all of which can be used in conjunction with NeuroVision, may provide a significant portion of future revenues. If we are unable to convince a significant number of spine surgeons to accept and use our NeuroVision system, we may be deprived of an opportunity to derive revenue from follow-on sales of our MaXcess system and specialized implants. Even if we are successful in creating an installed base of our NeuroVision system, we cannot be certain that hospitals will purchase our MaXcess system and specialized implants for use during surgery, thus depriving us of potential ongoing revenue. Further, we intend to place NeuroVision systems with hospitals, at no up-front cost to them, who commit to perform a minimum number of surgeries per month using our system. We also plan to loan NeuroVision systems to hospitals for use in individual procedures. To date, we have derived less than five percent of our revenues from sales of NeuroVision systems, relying instead on placed and loaned systems to create an installed base. If the number of spine surgeries actually performed is less than what we anticipate, our ability to generate revenues from the sale of our products will be negatively impacted.

If spine surgeons are unable to obtain sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.

        Successful sales of our products will depend on the availability of adequate reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both public and private insurance reimbursement plans are central to new product acceptance. Spine surgeons are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products and related procedures.

        To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

        To date, we believe reimbursement for our products has been achieved. The placement of loaner sets of our NeuroVision system typically results in no reimbursement request because the product is received at no up-front cost to the hospital or surgeon. Our disposable instruments and implants have been regularly reimbursed under existing codes and we have not been informed of any problems encountered by persons seeking reimbursement.

        We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party reimbursement and coverage may not be available or adequate in either the United States or international markets. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.

Adverse changes in reimbursement procedures by payors may impact our ability to market and sell our products.

        Even if the use of our products is reimbursed by private payors and Medicare, adverse changes in payors' policies toward reimbursement for our procedures would harm our ability to market and sell our products. We are unable to predict what changes will be made in the reimbursement methods used by payors. We cannot be certain that under prospective payment systems, in which healthcare providers may be reimbursed a set amount based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, the cost of our products will be justified and incorporated into the overall cost of the procedure.

        To the extent we sell our products internationally, we will face similar risks relating to adverse changes in reimbursement procedures and policies. Reimbursement and healthcare payment systems vary significantly among international markets. Our inability to obtain international reimbursement approval, or any adverse changes in the reimbursement policies of foreign payors, could negatively affect our ability to sell our products.

We are in a highly competitive market segment, face competition from large, well-established medical device manufacturers with significant resources, and may not be able to compete effectively.

        The market for spine surgery products and procedures is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. With respect to NeuroVision, our nerve avoidance system, we compete with Medtronic

Sofamor Danek, Inc., a wholly owned subsidiary of Medtronic, Inc., and Nicolet Biomedical, a VIASYS Healthcare company, among others. With respect to MaXcess, our minimally disruptive surgical system, our largest competitors are Medtronic Sofamor Danek, DePuy Spine, a Johnson & Johnson company, and Synthes-Stratec. We compete with many of the same companies with respect to our other products. At any time, other companies may develop alternative treatments, products or procedures for the treatment of spine disorders that compete directly or indirectly with our products. If alternative treatments prove to be superior to our spine surgery products, adoption of our products could be negatively affected and our future revenues could suffer.

        In addition, several of our competitors are either publicly traded or divisions or subsidiaries of publicly traded companies, and enjoy several competitive advantages over us, including:

  •
  significantly greater name recognition;

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  established relations with spine surgeons;

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  established distribution networks;

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  products supported by long-term clinical data;

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  greater experience in obtaining and maintaining United States Food and Drug Administration, or FDA, and other regulatory approvals for products and product enhancements;

  •
  greater resources for product research and development; and

  •
  greater experience in, and resources for, launching, marketing, distributing and selling products.

        For these reasons, we may not be able to compete successfully against our current or potential future competitors and sales of our spine surgery products may decline.

We have limited sales and marketing experience and our sales and marketing efforts are largely dependent on third parties who are free to market products competitive to ours.

        We currently have limited experience in marketing and selling our products. We have only been selling our products since 2001. We currently sell our products in the United States through distribution arrangements with a network of independent agents and sales representatives managed by our sales managers. As a result, we are dependent upon the sales and marketing efforts of our third-party sales agencies. We pay these agents and sales representatives a commission based on their product placements and sales. To date, none of these agents or sales representatives are required to exclusively sell our products and may freely sell any other products, including products of our competitors. Many of our agents and sales representatives also represent large competitors of ours, and those competitors may have the ability to influence the products our agents and sales representatives market and sell. Our competitors may be able, by offering higher commission payments or otherwise, to convince agents and sales representatives to terminate their relationships with us.

        As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales force. We plan to accomplish this by increasing our network of outside sales agencies. The establishment and development of a broader distribution network and sales force will be expensive and time consuming. Because of the intense competition for their services, we may be unable to identify additional qualified sales agencies and contract sales organizations. Further, we may not be able to enter into agreements with them on commercially reasonable terms, if at all. Even if we do enter into agreements with additional sales agencies and/or contract sales organizations, these parties may not commit the necessary resources to effectively market and sell our products and may not ultimately be successful in selling our products. Our financial condition and results of operations will be harmed if the marketing and sales efforts of our own employees, third-party sales agencies and contract sales organizations are unsuccessful.

We are dependent on single source suppliers and manufacturers for our devices and components, and the loss of any of these suppliers or manufacturers, or their inability to supply us with an adequate supply of materials could harm our business.

        We rely on third-party suppliers and manufacturers to manufacture and supply our products. For example, we have a supply agreement with Invibio, Inc., pursuant to which Invibio is our exclusive supplier of polyetheretherketone, which comprises our PEEK cement restrictor product. Pursuant to this agreement, we have agreed to purchase our entire supply of polyetheretherketone from Invibio. Additionally, we have a supply arrangement with Peak Industries, Inc. pursuant to which Peak is our exclusive supplier of NeuroVision systems. The term of this agreement has expired and we have been continuing our relationship with Peak under the same terms. In the event Peak ceases to supply us, which it may do at any time, we would be forced to locate a suitable alternate supplier. We believe that the start-up time to establish a new supply of NeuroVision would be approximately 16 to 20 weeks. Until we are able to engage an alternate supplier, and until such supplier is prepared to supply our required quantity of product, our ability to supply our customers will be severely limited, which could lead to decreased sales and harm to our reputation.

        To be successful, our contract manufacturers must be able to provide us with the products and components of our systems in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our anticipated growth would strain the ability of suppliers to deliver an increasingly large supply of products, materials and components. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to obtain sufficient quantities of high quality components to meet customer demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer. We currently use one or two manufacturers for each of our products. If any one or more of our manufacturers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, or cease to manufacture components of acceptable quality, we would have to seek alternative sources of manufacturing. We could incur delays while we locate and engage alternative qualified suppliers and we might be unable to engage alternative suppliers on favorable terms. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate revenue.

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market our products could suffer.

        Our medical devices are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution or product seizures. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved premarket approval application, or PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process. Any products we develop that require regulatory clearance may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated. There is no assurance that the FDA will not require that a certain new product or product enhancement go through the lengthy and expensive PMA approval process. To date, all of our products have been cleared through the 510(k) process. We have no experience in obtaining PMA approval.

        Further, pursuant to FDA regulations, we can only market our products for cleared or approved uses. Certain of our products may be used by physicians for indications other than those cleared or approved by the FDA, but we cannot promote the products for such off-label uses. Specifically, we have been informed that our PEEK product is being used by some surgeons as a synthetic allograft, although it is cleared only for use as a cement restrictor. We do not promote such use. A cement restrictor is used to seal the internal canal of a bone prior to introducing bone cement during surgery. Synthetic allograft, on the other hand, is synthetic human tissue that can be used in place of a structural piece of allograft bone. Synthetic allograft is designed to replace existing human bone.

        Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market and sell our products in foreign countries, we may be subject to rigorous regulation in the future. In such circumstances, we would rely significantly on our foreign independent sales agencies to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

The safety of our products is not yet supported by long-term clinical data and may therefore prove to be less safe and effective than initially thought.

        We obtained clearance to offer NeuroVision, MaXcess, PEEK and mesh products through the FDA's 510(k) clearance process. The FDA's 510(k) clearance process is less rigorous than the PMA process and requires less in the way of long-term clinical studies. As a result, we currently lack the breadth of published long-term clinical data supporting the safety of our products and the benefits they offer that would have been generated in connection with the PMA process. For these reasons, spine surgeons may be slow to adopt our products, we may not have comparative data that our competitors have or are generating and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would slow the adoption of our products by spine surgeons, significantly reduce our ability to achieve expected revenues and could prevent us from becoming profitable. Accordingly, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to significant legal liability and harm to our business reputation. The spinal medical device market is particularly prone to latent and costly product liability litigation.

Modifications to our marketed products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

        Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, premarket approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with any of our decisions regarding whether new clearances or approvals are necessary. If the FDA requires us to seek 510(k) clearance or premarket approval for any modification to a previously cleared product, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in delays, fines, costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

If we or our suppliers fail to comply with the FDA's quality system regulations, the manufacture of our products could be delayed.

        We and our suppliers are required to comply with the FDA's quality system regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the quality system regulation through unannounced inspections. If we or one of our suppliers fail a quality system regulations inspection or if any corrective action plan is not sufficient, the manufacture of our products could be delayed. We underwent an FDA inspection in August 2003 regarding our allograft implant business. Allograft is human bone that has been processed and precision shaped for transplant. During this inspection, the FDA issued a Form FDA 483, which is a notice of inspection observation, noting that our summary of records associated with the allograft implants we distribute failed to include (i) the name of the person or establishment determining the suitability of the human tissue and (ii) the identity of the laboratory performing applicable infectious disease testing. We believe we have taken sufficient corrective actions with respect to our documentation processes to rectify the concerns raised by the FDA, but there can be no assurance that our solution will satisfy the FDA or that we will not be subject to further enforcement action. The FDA may impose additional inspections or audits at any time. In addition, information gathered from this inspection likely will be forwarded to the FDA's Center for Biologics Evaluation and Research, which could conclude that our quality system is improperly validated or not otherwise in compliance with applicable regulations. Such a finding potentially could disrupt our business, harm our reputation and adversely affect our sales.

Any failure in our efforts to train spine surgeons could significantly reduce the market acceptance of our products.

        There is a learning process involved for spine surgeons to become proficient in the use of our products. It is critical to the success of our commercialization efforts to train a sufficient number of spine surgeons and to provide them with adequate instruction in the use of our products via trade shows and leads generated by our sales force. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we rely on the trained surgeons to advocate the benefits of our products in the broader marketplace. Convincing surgeons to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you we will be successful in these efforts. If surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

        Although we believe our training methods regarding surgeons are conducted in compliance with FDA and other applicable regulations, if the FDA determines that our training constitutes promotion of an unapproved use, they could request that we modify our training or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalty.

If we fail to properly manage our anticipated growth, our business could suffer.

        Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. While we anticipate hiring additional personnel to assist in the commercialization of our current products and the development of future products, there is no certainty that we will be able to successfully commercialize our products and meet our growth goals. We also anticipate that our current 20,000 square foot facility in San Diego, California, which is under lease until November 2004, will be insufficient to accommodate our expected growth. We anticipate needing to secure an additional 20,000 to 40,000 square feet of office, distribution and warehouse space in San Diego by November 2004. We may have difficulty securing this additional space on commercially reasonable terms, if at all.

        To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. We will be dependent on our personnel and third parties to effectively market our products to an increasing number of surgeons. We will also depend on our personnel to develop next generation technologies. Further, our anticipated growth will place additional strain on our suppliers and manufacturers, resulting in increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

We depend on a limited number of sources of human tissue for our allograft implants, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to effectively meet demand for our allograft implants.

        Tissue Banks International, Inc. and Intermountain Tissue Center collectively supplied us with all of our allograft implants in 2003, and will continue to be our only sources for the foreseeable future. The processing of human tissue into allograft implants is very labor intensive and it is therefore difficult to maintain a steady supply stream. In addition, due to seasonal changes in mortality rates, some scarce tissues used for our allograft implants are at times in particularly short supply. We cannot be certain that our supply of allograft implants from Tissue Banks International and Intermountain Tissue Center will be available at current levels or will be sufficient to meet our needs. If we are no longer able to obtain allograft implants from these sources in amounts sufficient to meet our needs, we may not be able to locate and engage replacement sources of allograft implants on commercially reasonable terms, if at all. Any interruption of our business caused by the need to locate additional sources of allograft implants would significantly harm our revenues, which could cause the market price of our common stock to decline. We expect our revenues would continue to suffer at least until we are able to obtain a sufficient supply of allograft implants from a qualified new source.

Our allograft implants and technologies could become subject to significantly greater regulation by the FDA, which could disrupt our business.

        Since 1997, the FDA has worked to establish a more comprehensive regulatory framework for allograft implants. The framework under FDA consideration would establish criteria for determining whether a particular human tissue-based product will be classified as human tissue, a medical device or a biologic drug. If the FDA decides to adopt and implement its proposed regulatory framework, one or more of our current allograft implants could be regulated to a much greater extent. For allograft implants regulated as medical devices, we may need to obtain clearance through the 510(k) process or approval through the PMA process if a grandfather approval clause is not adopted. For allograft implants regulated as biologics, we may need to obtain approval of a biologics license application.

        To obtain the necessary approvals or clearances under the proposed regulatory framework, we would be required to submit premarket notifications, PMA applications and/or biologics license applications. The clinical testing in support of, and the preparation of, required applications would be time consuming and costly. In addition, the FDA could decide not to approve our applications. The FDA could also require us to stop marketing our current allograft implants pending their approval or clearance. The FDA may require post-market testing and surveillance to monitor the effects of approved allograft implants, may restrict the commercial applications of our allograft implants and may conduct periodic inspections of our facility and our suppliers' facilities. The FDA may withdraw our product approvals or clearances if we do not comply with its regulatory standards or if we encounter problems after the initial marketing. If we encounter delays during the FDA approval process, the period during which we have the exclusive right to commercialize any allograft implants for which we have received patent protection would be shortened.

We may not be able to timely develop new products or product enhancements that will be accepted by the market.

        Our success will depend in part on our ability to develop and introduce new products and enhancements to our existing products. We cannot assure you that we will be able to successfully develop or market new products or that any of our future products will be accepted by the surgeons who use our products or the payors who financially support many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

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  properly identify and anticipate surgeon and patient needs;

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  develop new products or enhancements in a timely manner;

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  obtain the necessary regulatory approvals for new products or product enhancements;

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  provide adequate training to potential users of our products;

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  receive adequate reimbursement notifications; and

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  develop an effective marketing and distribution network.

        If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, our business will suffer.

We are dependent on our senior management team, key clinical advisors and scientific personnel, and the loss of any of them could harm our business.

        Our continued success depends in part upon the continued availability and contributions of our senior management team and the continued participation of our key clinical advisors. We have entered into employment agreements with Alexis V. Lukianov, Kevin C. O'Boyle, Keith Valentine, G. Rogan Fry, Patrick Miles, James J. Skinner, G. Bryan Cornwall and Jonathan D. Spangler, all members of our senior management team, but none of these agreements guarantees the services of the individual for a specified period of time. We also rely on the skills and talents of our scientific personnel because of the complexity of our products. The loss of members of our senior management, key clinical advisors or scientific personnel, or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our results of operations and financial condition. See "Management" for a more detailed description of our senior management team. We have not obtained and do not expect to obtain key man life insurance on any of our senior managers.

If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

        Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to successfully complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could harm our business and operating results.

All of our operations are currently conducted at a single location that may be at risk from fire, earthquakes or other natural disasters.

        We currently conduct all of our development and management activities at a single location in San Diego, California near known fire areas and earthquake fault zones. Our facility is located a short distance from the recent wildfires that destroyed many homes and businesses in San Diego County. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, any future natural disaster, such as a fire or an earthquake, could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Risks Related to Our Financial Results and Need for Financing

We have a limited operating history, have incurred significant operating losses since inception and expect to continue to incur losses, and we cannot assure you that we will achieve profitability.

        We were incorporated in Delaware in 1997, and since that time have focused primarily on research and development, clinical trials and seeking regulatory clearances to market our products. We began commercial sales of products in 2001 and we launched NeuroVision in November 2002 and MaXcess in November 2003. We have yet to demonstrate that we can generate sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. We have incurred significant net losses since our inception, including losses of approximately $18.2 million in 2001, $15.1 million in 2002 and $10.1 million in 2003. At March 31, 2004, we had an accumulated deficit of approximately $68.5 million. It is possible that we will never generate sufficient revenues from product sales to achieve profitability. Even if we do achieve significant revenues from our product sales, we expect that increased operating expenses will result in significant operating losses in the near term as we, among other things:

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  grow our internal and third-party sales and marketing forces to expand the penetration of our products in the United States;

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  increase our research and development efforts to improve upon our existing products and develop new product candidates; and

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  perform clinical research and trials on our existing products and product candidates.

        As a result of these activities, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

Our quarterly financial results are likely to fluctuate significantly because our sales prospects are uncertain.

        Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because our sales prospects are uncertain. The level of our revenues and results of operations at any given time will be based primarily on the following factors:

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  surgeon and patient acceptance of our products;

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  results of clinical research and trials on our existing products and products in development;

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  demand and pricing of our products;

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  the mix of our products sold (i.e., profit margins differ between our products);

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  timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

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  our ability to establish and maintain a productive sales force;

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  the ability of our suppliers to timely provide us with an adequate supply of materials and components;

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  regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

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  the effect of competing technological and market developments;

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  our addition or termination of research programs or funding support;

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  levels of third-party reimbursement for our products;

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  interruption in the manufacturing or distribution of our products; and

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  changes in our ability to obtain FDA approval or clearance for our products.

        Many of the products we may seek to develop and introduce in the future will require FDA approval or clearance, without which we cannot begin to commercialize them. As a result, it will be difficult for us to forecast demand for these products with any degree of certainty. In addition, we will be increasing our operating expenses as we build our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

        We believe that our current cash and cash equivalents, excluding the proceeds from this offering, together with our short-term investments, the cash to be generated from expected product sales and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our projected operating requirements for at least the next 12 months. However, we may seek additional funds from public and private stock offerings, borrowings under lease lines or other sources. Our capital requirements will depend on many factors, including:

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  the revenues generated by sales of our products;

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  the costs associated with expanding our sales and marketing efforts;

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  the expenses we incur in manufacturing and selling our products;

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  the costs of developing new products or technologies;

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  the cost of obtaining and maintaining FDA approval or clearance of our products and products in development;

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  the number and timing of acquisitions and other strategic transactions;

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  the costs associated with our expansion, if any; and

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  the costs associated with increased capital expenditures.

        As a result of these factors, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. In these events, our ability to achieve our development and commercialization goals would be adversely affected.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

        Accounting methods and policies for business and marketing practices of companies, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, we currently are not required to record stock-based compensation charges if an employee's stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. The Financial Accounting Standards Board has issued an exposure draft effective for fiscal years beginning after December 15, 2004, however, that would require companies to expense the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted, then our operating expenses would increase. We rely heavily on stock options to compensate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported losses would increase. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to our interpretations of accounting methods or policies in the future may require us to adversely revise how our financial statements are prepared.

Risks Related to Our Intellectual Property and Potential Litigation

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

        Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our pending U.S. and foreign patent applications may not issue as patents in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated. In addition, our pending patent applications include claims to material aspects of our products and procedures that are not currently protected by issued patents. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable to ours. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

        In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be extensive and time consuming and could divert our management's attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management's time and efforts and require us to pay damages.

        The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our system, its components or the methods we employ in the use of our system are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our system may infringe. There could also be existing patents that one or more components of our system may inadvertently be infringing, of which we are unaware. As the number of participants in the market for spine disorder treatments grows, the possibility of patent infringement claims against us increases.

        Any litigation or claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our system to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to commercialize one or more of our products.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

        Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. Currently, we maintain product liability insurance in the amount of $10.0 million. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we could have to pay an amount in excess of policy limits, which would have to be paid out of cash reserves. If longer-term patient results and experience indicate that our products or any component cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management's attention from managing our business.

We may be subject to litigation regarding cadavers we purchased that originated from the University of California at Los Angeles.

        For a period of time, we purchased cadavers from a broker who is now being investigated for his practices in obtaining those cadavers from U.C.L.A. We have received inquiries and document requests from the FDA and the State of California regarding this investigation. Although we are not a party to any associated legal action and have been informed that we are not a subject of this investigation, we are aware that Johnson & Johnson, and DePuy Mitek, a subsidiary of Johnson & Johnson, who obtained cadavers from the same broker used by us, have been sued in connection with the underlying events. This lawsuit was filed in Los Angeles Superior Court on March 16, 2004, on behalf of family members of those who donated their bodies to U.C.L.A. The lawsuit alleges fraud, negligence and unfair business practices in connection with the use and distribution of the donated cadavers, and further alleges that the cadavers were improperly sold. It is possible that we could be sued as well.

We are currently involved in costly employment litigation and an adverse outcome may prevent certain of our employees from working for us or require us to pay significant damages.

        We, certain of our officers and one of our directors are currently involved in litigation with Medtronic, Inc. and its subsidiary, Medtronic Sofamor Danek. Medtronic filed suit in Tennessee in March 2001 alleging that we interfered with Medtronic's non-competition agreements and proprietary information and confidentiality agreements by employing three former Medtronic employees: R. Lewis Bennett, our director and former vice president, Keith Valentine, our current executive vice president, and Patrick Miles, our current vice president of marketing.

        Messrs. Bennett, Valentine and Miles, who were not named in the suit, filed an action in California against Medtronic in April 2001, seeking a judicial declaration that Medtronic's non-competition agreements were void under California law, and claiming that Medtronic's efforts to enforce such agreements violated California's unfair competition law. We are not a party in the California action, but we agreed to indemnify Messrs. Bennett, Valentine and Miles for their legal expenses incurred in connection with this action. To date, we have made indemnification payments on behalf of Messrs. Bennett, Valentine and Miles in an aggregate amount of approximately $468,000. The Tennessee court has issued an injunction preventing further indemnification by us. In the event this injunction is reversed, we are prepared to continue to indemnify Messrs. Bennett, Valentine and Miles to the extent legally permissible.

        Each of these lawsuits remains in the discovery phase and may proceed for an extended period of time. These lawsuits have resulted in significant expenses and have been, and are expected to continue to be, a diversion of management's time and other resources. If Medtronic successfully asserts its claims against us, including claims that we encouraged or allowed individuals to bring with them confidential documents or information belonging to Medtronic, our operations could be significantly impacted, especially to the extent that it affects our ability to retain the services of Messrs. Bennett, Valentine and Miles in any meaningful capacity. Further, we will continue to incur expenses related to these lawsuits for their duration.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.

Any claims relating to our improper handling, storage or disposal of biological, hazardous and radioactive materials could be time consuming and costly.

        Our allograft implants and cadaver lab involve the controlled use of biological, hazardous and/or radioactive materials and waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources and any applicable insurance. We may have to incur significant costs to comply with future environmental laws and regulations.

Because allograft implants entail an inherent risk of injury to human recipients, we may be the subject of product liability claims regarding our allograft implants.

        The development of allograft implants and technologies for human tissue repair and treatment entails an inherent risk of product liability claims because of the risk of injury and communicable disease to the human recipients, and substantial product liability claims may be asserted against us. Although we have not been the subject of any material product liability claims to date and have a $10.0 million insurance policy to cover potential claims, claims could arise in the future for which our insurance will not be adequate. Moreover, insurance covering our business may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so which would harm our financial condition. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our reputation and ability to sell our products.

We or our suppliers may be the subject of claims for non-compliance with FDA regulations in connection with the processing or distribution of allograft implants.

        It is possible that allegations may be made against us or against donor recovery groups or tissue banks, including those with which we have a contractual relationship, claiming that the acquisition or processing of tissue for allograft implants does not comply with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action against us, or could cause negative publicity for us or our industry generally. These actions or any negative publicity could cause us to incur substantial costs, divert the attention of our management from our business, harm our reputation and cause the market price of our shares to decline.

Risks Related to the Securities Markets and Ownership of Our Common Stock

There has been no prior public market for our common stock and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.

        The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

  •
  volume and time of orders for our products;

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  the introduction of new products or product enhancements by us or our competitors;

  •
  disputes or other developments with respect to intellectual property rights;

  •
  our ability to develop, obtain regulatory clearance for, and market, new and enhanced products on a timely basis;

  •
  product liability claims or other litigation;

  •
  quarterly variations in our or our competitor's results of operations;

  •
  sales of large blocks of our common stock, including sales by our executive officers and directors;

  •
  announcements of technological or medical innovations for the treatment of spine pathology;

  •
  changes in governmental regulations or in the status of our regulatory approvals or applications;

  •
  changes in the availability of third-party reimbursement in the United States or other countries;

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  changes in earnings estimates or recommendations by securities analysts; and

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  general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Because of their significant stock ownership, our executive officers, directors and principal stockholders will be able to exert control over us and our significant corporate decisions.

        Upon completion of this offering, based on shares outstanding at March 31, 2004, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately 37.9% of our outstanding common stock, or approximately 36.4% if the underwriters' over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

  •
  delaying, deferring or preventing a change in control of our company;

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  impeding a merger, consolidation, takeover or other business combination involving our company; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

        We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers and directors, principal stockholders, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the percentage of stock held by persons whose interests are aligned with our executive officers', directors' and principal stockholders' interests.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return, and the use of the proceeds of this offering will be subject to covenants contained in our debt financing agreements.

        Our management will have considerable discretion in the application of the net proceeds of this offering. We expect to use a majority of the net proceeds from this offering to expand our sales and marketing activities, to fund research and development relating to potential new products and to repay substantially all of our outstanding debt obligations of approximately $6.3 million. To a lesser extent, we expect to use the net proceeds of this offering to finance regulatory approval activities and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies, although we are not currently involved in any negotiations and have no commitments with respect to any such transactions. We cannot specify with certainty how we will use the net proceeds of this offering or our existing cash balance. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock may depress our stock price.

        Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 14,395,983 shares of common stock, including shares issued upon conversion of our preferred stock or shares issued upon the exercise of warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The 14,395,983 shares represent approximately 62% of the total number of shares of our common stock to be outstanding immediately after this offering, assuming no exercise of the underwriters' over-allotment option. Please see "Description of Capital Stock—Registration Rights" for a description of registration rights of these stockholders.

        We also intend to register all common stock that we may issue under our existing 1998 Stock Option/Stock Issuance Plan, and our 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan adopted in connection with this offering, totalling approximately 4,700,000 shares. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Underwriting." If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances and, as a result, our stock price could decline.

        The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. For a definition of the term, pro forma as adjusted net tangible book value, please see "Dilution." As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.78 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 45.6% of the total amount we have raised to fund our operations but will own only approximately 27.8% of our common stock. We believe that our current cash and cash equivalents, excluding the proceeds from this offering, together with our short-term investments, the cash to be generated from expected product sales and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our projected operating requirements for at least the next 12 months. Because we may require additional funds to develop new products and continue to expand our business, we may conduct substantial future offerings of equity securities. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, could result in increased costs to us. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

We may become involved in securities class action litigation that could divert management's attention and harm our business.

        The stock market in general, the Nasdaq National Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could materially harm our financial condition and results of operations.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

        Our restated certificate of incorporation and restated bylaws to be in effect upon completion of this offering contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

  •
  authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

  •
  provide for a classified board of directors, with each director serving a staggered three-year term;

  •
  prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

  •
  prohibiting our stockholders from making certain changes to our restated certificate of incorporation or restated bylaws except with 66 2/3% stockholder approval; and

  •
  require advance written notice of stockholder proposals and director nominations.

        In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our restated certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "anticipate," "believe," "could," "estimate," "will," "may," "plan," "should," "intend," and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward-looking statements are reasonable, these plans, intentions, or expectations may not be achieved. Our actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." Given these factors, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 6,500,000 shares of common stock that we are selling in this offering will be approximately $64.8 million, or approximately $74.8 million if the underwriters exercise their over-allotment option in full, based on the initial offering price to the public of $11.00 per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

        The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use a majority of the net proceeds from this offering to expand our sales and marketing activities, to fund research and development relating to potential new products and to repay substantially all of our outstanding debt obligations of approximately $6.3 million. To a lesser extent, we expect to use the net proceeds of this offering to finance regulatory approval activities and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

        A portion of the gross proceeds from this offering, in the form of underwriting discounts and commissions, will be paid to William Blair & Company. Arda M. Minocherhomjee, one of our directors, is a managing director and a member of William Blair Capital Partners, L.L.C., which is affiliated with William Blair & Company. To the extent legally permissible, we may also use some of the net proceeds from this offering to provide indemnification to certain of our current and former officers. See "Business—Legal Proceedings" for a description of the associated legal proceedings. Although we cannot be sure of the ultimate cost of this litigation, we have allocated up to $1.0 million of the proceeds from this offering for payment of indemnification expenses.

        Of the approximately $6.3 million of net proceeds that we intend to use to repay outstanding debt, approximately $6.0 million will be paid to our bank to repay a secured credit facility pursuant to which we have drawn down, as of March 31, 2004, approximately $6.0 million out of the maximum limit of $9.6 million. This secured credit facility may be used to borrow against qualified accounts receivable and fixed assets. The interest rate on this facility is lender's prime plus one-half of one percent, with maturity dates through December 2007.

        Additionally, of the approximately $6.3 million of net proceeds that we intend to use to repay outstanding debt, approximately $200,000 will be paid to GATX Ventures, Inc. as payment in full of all remaining outstanding amounts under an equipment loan and security agreement. Amounts borrowed under this loan bear interest in a range of 10.7% to 11.9% and the loan matures in July 2005.

        Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We believe that our current cash and cash equivalents, excluding the proceeds from this offering, together with our short-term investments, the cash to be generated from expected product sales and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our projected operating requirements for at least the next 12 months.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table summarizes our capitalization as of March 31, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into 12,724,363 shares of common stock; and

  •
  on a pro forma as adjusted basis to give effect to the foregoing conversion, to the sale of 6,500,000 shares of common stock at the initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and to the issuance of 1,839,734 shares of our common stock upon exercise of outstanding warrants that we anticipate will be exercised prior to the closing of this offering at a weighted average exercise price of $1.00 per share.

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$7,458	$7,458	$74,098

Notes payable, less current portion	$1,730	$1,730	$1,730
Obligations under capital leases, less current portion	31	31	31
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 33,346,500 shares authorized, actual; 31,585,248 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	32	—	—
Common stock, $0.001 par value; 49,200,000 shares authorized, actual; 70,000,000 shares authorized, pro forma and pro forma as adjusted; 2,278,886 shares issued and outstanding, actual; 15,003,249 shares issued and outstanding pro forma; 23,342,983 shares issued and outstanding pro forma as adjusted	6	38	49
Additional paid-in-capital	83,512	83,512	150,141
Notes receivable from stockholders	—	—	—
Deferred compensation	(6,474)	(6,474)	(6,474)
Accumulated deficit	(68,483)	(68,483)	(68,483)

Total stockholders' equity	8,593	8,593	75,233

Total capitalization	$10,354	$10,354	$76,994

        The number of shares of common stock to be outstanding after this offering is based on 16,842,983 shares outstanding as of March 31, 2004, and includes 1,839,734 shares of common stock that will be issued prior to the closing of this offering upon exercise of outstanding warrants at a weighted average exercise price of $1.00 per share. This number excludes, as of March 31, 2004:

  •
  130,336 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.60 per share;

  •
  2,423,509 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.78 per share; and

  •
  4,148 shares of our common stock reserved for future issuance under our 1998 Stock Option/Stock Issuance Plan.

DILUTION

        Our pro forma net tangible book value as of March 31, 2004 was approximately $10.4 million, or approximately $0.62 per share of our common stock. Pro forma net tangible book value per share is equal to the amount of our total tangible assets less the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding at March 31, 2004, after giving effect to the issuance of 1,839,734 shares of common stock upon exercise of outstanding warrants that we anticipate will be exercised prior to the closing of this offering at a weighted average exercise price of $1.00 per share. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering.

        After giving effect to our sale of the 6,500,000 shares offered in this offering at the initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value as of March 31, 2004 would have been approximately $75.2 million, or approximately $3.22 per share. This represents an immediate increase in pro forma net tangible book value of $2.60 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $7.78 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$11.00
Historical net tangible book value per share as of March 31, 2004	$3.77
Decrease per share due to conversion of all shares of preferred stock and exercise of warrants	(3.15)

Pro forma net tangible book value per share as of March 31, 2004	0.62
Increase per share attributable to new investors	2.60

Pro forma as adjusted net tangible book value per share after this offering		3.22

Dilution per share to new investors		$7.78

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share would increase to $3.54 per share, and the pro forma dilution per share to new investors would be $7.46.

        The following table summarizes, on a pro forma basis as of March 31, 2004, after giving effect to the issuance of 1,839,734 shares of common stock upon exercise of outstanding warrants that we assume will be exercised prior to the closing of this offering at a weighted average exercise price of $1.00 per share, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, the average price per share paid by our existing stockholders and the price per share paid by investors in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	16,842,983	72.2%	$85,395,000	54.4%	$5.07
New investors	6,500,000	27.8	71,500,000	45.6	$11.00

Total	23,342,983	100.0%	$156,895,000	100.0%

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 69.3% and our new investors would own approximately 30.7% of the total number of shares of our common stock outstanding after this offering.

        The preceding discussion and tables above assume the issuance of 1,839,734 shares of common stock upon exercise of outstanding warrants that, by their terms, terminate upon completion of this offering, at a weighted average exercise price of $1.00 per share. The preceding discussion and tables above further assume the conversion of all our outstanding convertible preferred stock into 12,724,363 shares of common stock immediately prior to the consummation of this offering; and no exercise of the following warrants and options outstanding as of March 31, 2004:

  •
  130,336 shares of our common stock issuable upon exercise of outstanding warrants an exercise price of $5.60 per share;

  •
  2,423,509 shares of our common stock subject to outstanding options having a weighted average exercise price of $2.78 per share; and

  •
  4,148 shares of our common stock reserved for future issuance under our 1998 Stock Option/Stock Issuance Plan.

        Because the exercise prices of the outstanding options and warrants are significantly below the initial offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options and warrants are exercised. If the 2,423,509 options and 130,336 warrants were exercised prior to this offering, but assuming no exercise of the underwriters' over-allotment option, our existing stockholders would, after this offering, own approximately 74.9% of the total number of outstanding shares of our common stock while contributing 56.5% of the total consideration for all shares, and our new investors would own approximately 25.1% of the total number of outstanding shares of our common stock while contributing 43.5% of the total consideration for all shares.

SELECTED CONSOLIDATED FINANCIAL DATA

        In the table below, we provide you with our historical selected consolidated financial data. We derived the consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000, and 2001 from our audited consolidated financial statements for such periods and dates, which are not included in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus. The financial information for the three months ended March 31, 2003, and as of and for the three months ended March 31, 2004, was derived from our unaudited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus. It is important that you read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)					(unaudited)
Consolidated Statement of Operations Data:
Revenues:
MAS	$—	$—	$1,444	$5,269	$12,069	$2,065	$4,803
Classic fusion	—	52	1,120	6,991	10,586	2,385	2,785

Total revenues	—	52	2,564	12,260	22,655	4,450	7,588
Cost of goods sold	—	87	1,354	5,303	6,791	1,634	2,204

Gross profit	—	(35)	1,210	6,957	15,864	2,816	5,384
Operating expenses:
Research and development	3,963	9,011	7,331	6,107	6,310	1,490	1,963
Selling and marketing	—	1,980	6,885	10,024	12,609	2,261	3,562
General and administrative	1,845	3,241	4,458	5,568	6,185	1,719	1,882
Stock based compensation	—	—	22	113	743	50	2,124

Total operating expenses	5,808	14,232	18,696	21,812	25,847	5,520	9,531

Loss from operations	(5,808)	(14,267)	(17,486)	(14,855)	(9,983)	(2,704)	(4,147)
Interest and other (expense), net	70	117	(416)	(255)	(144)	1	(80)

Net loss	(5,738)	(14,150)	(17,902)	(15,110)	(10,127)	(2,703)	(4,227)
Beneficial conversion of convertible debt	—	—	(320)	—	—	—	—

Net loss attributable to common stockholders	$(5,738)	$(14,150)	$(18,222)	$(15,110)	$(10,127)	$(2,703)	$(4,227)

Historical net loss per share(1):
Basic and diluted	$(8.13)	$(19.55)	$(23.90)	$(13.20)	$(6.30)	$(1.67)	$(2.33)

Weighted average shares—basic and diluted	705	724	763	1,145	1,607	1,617	1,816

Pro forma net loss per share(1):
Basic and diluted					$(0.75)		$(0.29)

Weighted average shares—basic and diluted					13,579		14,541

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2004
	(in thousands)					(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$9,966	$1,836	$9,658	$6,906	$9,648	$7,458
Working capital	9,458	297	8,415	7,251	7,775	6,041
Total assets	11,126	4,660	16,617	14,932	22,371	20,795
Long-term obligations, less current portion	221	2,901	1,795	329	1,224	1,761
Total stockholders' equity (deficit)	10,222	(720)	9,466	9,384	10,070	8,593

(1)
See our consolidated financial statements and related notes for a description of the calculation of the historical net loss attributable to common stockholders per common share and the weighted-average number of shares used in computing the historical and pro forma per common share data.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  Background

        We are a medical device company focused on the design, development and marketing of products for the surgical treatment of spine disorders. From our incorporation in 1997 through 2000, we devoted substantially all of our resources to research and development and start-up activities, consisting primarily of identification of potential products, recruiting qualified personnel and raising capital. Our current principal product offering includes a minimally disruptive surgical platform that we call maximum access surgery, or MAS, as well as classic fusion products. MAS combines NeuroVision, MaXcess and our specialized implants. Our classic fusion portfolio is comprised of a range of products, including spine allografts, which are human bone that has been processed and precision shaped for transplant, and spine implants such as rods, plates and screws that are necessary for a variety of spine surgery procedures. Our products are designed to address the fast growing spine market with a focus on minimally disruptive spine surgery techniques. All of our currently marketed products have been cleared by the FDA. In 2001, we began to commercialize our nerve avoidance and classic fusion products. We began commercial distribution of MaXcess in the fourth quarter of 2003.

        Since inception, we have been unprofitable. We incurred net losses of approximately $18.2 million in 2001, $15.1 million in 2002 and $10.1 million in 2003. As of March 31, 2004, we had an accumulated deficit of approximately $68.5 million.

  Revenues

        From inception to March 31, 2004, we have recognized $45.1 million in revenue from sales of our products. As of March 31, 2004, our products have been used in over 15,000 surgeries.

        Our revenues are derived from the sale of medical products in two principal categories:

  •
  MAS Platform. Our MAS revenues primarily consist of sales of disposable sets for use with our NeuroVision system, instruments and disposables used with MaXcess, and specialized implants used during surgery.

  •
  Classic Fusion. Our classic fusion revenues primarily consist of the sales of implants.

        The majority of our revenues are derived from the sale of disposables and implants and we expect this trend to continue in the near term. To date we have sold only 12 NeuroVision systems and have derived less than 5% of our revenues from the sale of such systems. We do not expect these sales to contribute significantly to our revenues in the future because we intend to continue to loan these systems to hospitals and surgeons who purchase our disposables and implants for use in individual procedures or place these systems with hospitals for an extended period at no up-front cost to them provided they commit to minimum monthly purchases of our disposables and implants. In the event that a hospital or surgeon does not meet its minimum monthly purchase commitments, our sole remedy is to remove our NeuroVision system.

        Our implants, disposables and instruments are sold and shipped from inventories at our facility or from limited disposable inventories that are stored at our distributors' sites. We invoice hospitals a fee for using MaXcess instruments and for any disposables or implants upon receiving notice of product use or implantation. For NeuroVision, we generally place the system in hospitals free of charge and allow it to remain on-site provided the hospital orders a minimum monthly quantity of our nerve avoidance disposable products. In addition, we have a program pursuant to which we loan, from a pool of fixed assets, NeuroVision systems to hospitals without charge to support individual surgical procedures. We derive revenue from the sales of disposables and/or implants used in these procedures.

  Sales and Marketing

        Substantially all of our operations are located in the United States and nearly all of our sales to date have been generated in the United States. We distribute our products through independent agencies. The independent agencies provide a delivery and consultative service to our surgeon and hospital customers and receive commissions based on sales and product placements in their territories. The commissions are reflected in our statement of operations within the selling and marketing expense line. We expect to continue to expand our distribution channel both by adding additional distributors and exploring alternative distribution strategies.

        We expect to increase the amounts we spend on sales and marketing for the foreseeable future. These increased amounts will be directed towards expanding our distribution channels, promoting awareness of our products and providing training to surgeons. These amounts will also be used to compensate our independent sales agents related to sales of our products.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates including those related to product returns, bad debts, inventories and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing at the end of this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

        Revenue Recognition.    We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which requires that four basic criteria must be met before revenues can be recognized; (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Specifically, revenue from the sale of our implants and disposables is recognized upon receipt of written acknowledgement that the product has been used in a surgical procedure or upon shipment to customers who immediately accept title. Revenue from the sale of our NeuroVision systems and instrument sets is recognized upon receipt of a purchase order and the subsequent shipment to customers who immediately accept title.

        Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is reviewed quarterly and is estimated based on the aging of account balances, collection history and known trends with current customers. As a result of this review the allowance is adjusted on a specific identification basis. Increases to the allowance for doubtful accounts result in a corresponding expense. We maintain a large customer base that mitigates the risk of concentration with one customer. However, if the overall condition of the healthcare industry were to deteriorate, resulting in an impairment of our customers' ability to make payments, significant additional allowances could be required.

        Excess and Obsolete Inventory.    We calculate an inventory reserve for estimated obsolescence or excess inventory based upon historical turnover and assumptions about future demand for our products and market conditions. Our allograft implants have a three-year shelf life and are subject to demand fluctuations based on the availability and demand for alternative implant products. Our MAS inventory, which consists primarily of disposables, NeuroVision units and MaXcess instrument sets, is at risk of obsolescence following the introduction and development of new or enhanced products. The inventory reserve at March 31, 2004, reflects an estimated decrease in demand for our allograft product in response to the introduction of an alternative product in the fourth quarter of 2003. Our estimates and assumptions for excess and obsolete inventory are reviewed and updated on a quarterly basis. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of goods sold.

        Accounting for Income Taxes.    Significant management judgement is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2002 and 2003 respectively, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards and research and development tax credits.

Results of Operations

        Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the rate of adoption of our products by surgeons and the revenue mix of our product sales. Due to these fluctuations, we believe that period to period comparisons of our operating results are not a good indication of our future performance.

        The following table sets forth our results of operations expressed as a percentage of revenues for the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004:

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues:
MAS	56%	43%	53%	46%	63%
Classic fusion	44	57	47	54	37

Total revenues	100	100	100	100	100
Cost of goods sold	53	43	30	37	29

Gross profit	47	57	70	63	71
Operating expenses:
Research and development	286	50	28	33	26
Selling and marketing	268	82	56	51	47
General and administrative	174	45	27	39	25
Stock-based compensation	1	1	3	1	28

Total operating expenses	729	178	114	124	126

Loss from operations	(682)	(121)	(44)	(61)	(55)
Interest and other (expense), net	(16)	(2)	(1)	—	(1)

Net loss	(698)	(123)	(45)	(61)	(56)
Beneficial conversion of convertible debt	(12)	—	—	—	—

Net loss attributable to common stockholders	(710)%	(123)%	(45)%	(61)%	(56)%

Comparison of Three Months Ended March 31, 2003 and 2004

  Revenues

        Total revenue from our products increased from $4.5 million for the three months ended March 31, 2003, to $7.6 million for the three months ended March 31, 2004. The increase in revenues of $3.1 million is attributable to continued market acceptance of our MAS products, including MaXcess, which was introduced in the fourth quarter of 2003, and NeuroVision disposables. The shift in product mix toward MAS which accounted for 46% of total revenue for the three months ended March 31, 2003, and 63% of total revenue for the three months ended March 31, 2004, is reflective of our continued focus on MAS. We expect that our MAS products will continue to contribute greater than 50% of our total revenue in the future.

  Cost of Goods Sold

        Cost of goods sold increased from $1.6 million for the three months ended March 31, 2003, to $2.2 million for the three months ended March 31, 2004. The increase of $570,000 resulted primarily from the increased sales of products, specifically the related material costs. As a percentage of revenues, costs of goods sold was 37% for the three months ended March 31, 2003, and 29% for the three months ended March 31, 2004. The decrease is attributable to the shift in our product mix with MAS products, which generally have lower material costs than our classic fusion products, moving from 46% of our revenues for the three months ended March 31, 2003, to 63% for the three months ended March 31, 2004, and was offset by an increase in our excess and obsolete inventory reserve of $247,000 for the three months ended March 31, 2004, attributed to our allograft products.

  Gross Margin

        Gross margin was 63% of revenues for the three months ended March 31, 2003, and 71% for the three months ended March 31, 2004. The improvement in gross margin was due primarily to the product mix shift from classic fusion to MAS products, which have significantly higher gross margins, and was offset by the increase in the excess and obsolete inventory reserve of $247,000 for the three months ended March 31, 2004. For the three months ended March 31, 2004, the gross margin for MAS was 79% and classic fusion was 57%.

        Our overall gross margin is subject to fluctuation based on the mix between MAS and classic fusion related products.

  Research and Development

        Research and development expenses totaled $1.5 million for the three months ended March 31, 2003, and $2.0 million for the three months ended March 31, 2004. The increase in research and development expenses was due to an increase of $232,000 in salaries and wages for additional personnel hired to handle the product pipeline including total disc replacement, $157,000 in shipping expenses and $90,000 in materials to support current product development.

  Sales and Marketing

        Sales and marketing expenses totaled $2.3 million for the three months ended March 31, 2003, and $3.6 million for the three months ended March 31, 2004. The increase in expenses of $1.3 million results from increases in commissions paid to sales representatives of $916,000, $255,000 in additional salaries and wages due to adding sales representatives to support new products and sales regions, and $173,000 of increases in travel and training expenses.

        We expect sales and marketing expenses to continue to increase in the future as a result of continued growth in our sales infrastructure to support growth in our product sales.

  General and Administrative

        General and administrative expenses totaled $1.7 million for the three months ended March 31, 2003, and $1.9 million for the three months ended March 31, 2004. The increase in general and administrative expenses was due to increases in our bad debt reserve of $84,000 based on increased accounts receivable balances, $125,000 related to the forgiveness of officer notes receivable and was offset by a decrease in travel related costs of $140,000.

  Interest and Other Expense, Net

        Interest and other expenses, net, for the three months ended March 31, 2003, was net income of $1,000 compared to net expense of $80,000 for the three months ended March 31, 2004. The increase in expense of $81,000 was due to additional borrowings under our secured credit agreement resulting in $56,000 in incremental interest expense, a $11,000 decrease in interest income because our average cash balance was lower and a higher other expense of $14,000. Our notes payable balance was $667,000 at March 31, 2003, and $6.0 million at March 31, 2004.

Comparison of Years Ended December 31, 2001, 2002 and 2003

  Revenues

        Total revenue from our products increased from $2.6 million in 2001, to $12.3 million in 2002 to $22.7 million in 2003. These increases reflect an increased focus on commercializing our products. We released additional products in our MAS and classic fusion product lines during this time period which contributed to the increase in revenues. The increase in revenues in 2002 over 2001 of $9.7 million was attributable to selling our nerve avoidance system disposables for an entire year amounting to $3.8 million and the expansion of our allograft products to offer additional sizes amounting to $5.9 million.

        The increase in revenues in 2003 over 2002 of $10.4 million resulted primarily from an additional $6.8 million in sales of our MAS products, principally our NeuroVision disposables, and an additional $3.6 million in sales of our classic fusion products, which included new product releases of additional implants in the second half of the year contributing $253,000. Our NeuroVision product software platform was upgraded during 2003 allowing us to add additional capabilities to our lumbar and cervical applications. During the fourth quarter of 2003, we launched our new minimally invasive spine surgery products under the product name MaXcess. MaXcess sales were not material to our MAS sales for 2003; however, we expect sales of MaXcess disposables and related products will contribute significantly to our future MAS product revenues. We expect our MAS products to contribute greater than 50% of our total revenues in the future.

  Cost of Goods Sold

        Cost of goods sold increased from $1.4 million in 2001, to $5.3 million in 2002 to $6.8 million in 2003. Cost of goods sold consists of material and overhead costs. The components of overhead cost are the depreciation on our instrument sets and NeuroVision systems, both of which we depreciate over three years, and the reserve for obsolescence. The increases in the cost of goods sold resulted primarily from increased sales of products, the additional depreciation associated with the purchases of additional NeuroVision and instrument sets, and the recording of an increased obsolescence reserve for our allograft inventory. Costs associated with increased sales of products consist largely of increased material costs. An increase in the obsolescence reserve of $900,000 was recorded in 2002 to account for the remaining shelf life on our allograft, and in 2003 an increase in the reserve of $400,000 to recognize the early signs of a market transition from allograft to accepting alternative material. As a percentage of revenue, costs of goods sold decreased from 53% in 2001, to 43% in 2002, to 30% in 2003, primarily as a result of favorable cost trends due to larger volume purchases of materials and increased sales of NeuroVision disposables which have higher margins.

  Gross Margin

        Gross margin was 47% of revenues in 2001, 57% in 2002 and 70% in 2003. The improvement in 2002 over 2001 was due primarily to favorable cost trends as we began to purchase implants and our initial nerve avoidance system, INS-1, in larger volumes to support our sales growth. The improvement in 2003 over 2002 primarily reflected the introduction of our NeuroVision nerve avoidance platform during the first quarter of 2003. This introduction resulted in shifting the mix of our MAS products to 53% versus 43% of our total revenue for the prior year. We believe, based on selling prices relative to associated materials cost, that the gross margins on our MAS products are significantly higher than the gross margins on our classic fusion products. As a result of increasing sales of our MAS products as compared to our classic fusion products, we have experienced improvements in our gross margin from 47% in 2001 to 70% in 2003.

        Nerve avoidance disposable products have been the primary contributor to our MAS revenues. Our related NeuroVision systems are placed at hospitals without charge, provided the hospital orders a minimum monthly quantity of our nerve avoidance disposable products. In addition, we loan NeuroVision systems to hospitals without charge for use in individual procedures, and derive revenue from the sale of disposables or implants used in those procedures.

        Our overall gross margin is subject to fluctuation based on the mix between MAS and classic fusion related products.

  Research and Development

        Research and development expenses totaled $7.3 million in 2001, $6.1 million in 2002 and $6.3 million in 2003. Research and development expenses consist of costs of product research, product development, regulatory and clinical functions and personnel. The decrease in 2002 over 2001 was due primarily to reductions of $642,000 in fees paid to research and development consultants and $374,000 in patent and legal fees, each resulting largely from completed development of a majority of our nerve avoidance systems and a focus on commercializing our products. We also experienced a decrease of $354,000 in headcount costs in 2002 as compared to 2001 related to our decision to outsource manufacturing of our products. These decreases were partially offset by increased expenditures of $289,000 for materials used for product testing.

        The increase in research and development expenses in 2003 over 2002 of $203,000 was due primarily to increased headcount cost of $948,000, lab and office costs of $77,000, patent and legal costs of $73,000 and travel costs totaling approximately $78,000. The increases for all of the above categories were attributable to supporting a ramp in our revenues. These costs were offset by a decrease in consulting fees of $973,000 as we transitioned from consultants to employees who were hired to support our released products. We expect research and development expenses to increase as we continue to develop new products to expand our product offerings.

  Sales and Marketing

        Sales and marketing expenses totaled $6.9 million in 2001, $10.0 million in 2002 and $12.6 million in 2003. The increase in expenses in 2002 over 2001 primarily reflected larger commissions paid to sales representatives of $3.1 million and shipping costs of $393,000 as a result of increased sales of our products. These increases were offset by a decrease in headcount and consulting costs of $233,000 in 2002. The increase in expenses in 2003 over 2002 was primarily due to larger commissions paid to sales representatives of $2.3 million, increased marketing costs of $267,000, and increased travel costs of $387,000. These increases were offset by a decrease of $293,000 related to our German subsidiary in 2003. We expect sales and marketing expenses to continue to increase in the future as a result of continued growth in our sales infrastructure to support growth in our product sales.

  General and Administrative

        General and administrative expenses totaled $4.5 million in 2001, $5.6 million in 2002 and $6.2 million in 2003. The increase in expenses in 2002 over 2001 of $1.1 million was due to headcount additions of $606,000 related to incremental support personnel, insurance premium increases of $245,000 related to higher sales, and increased facility costs related to accommodating the head count and inventory space requirements.

        The increase in expenses in 2003 over 2002 of $600,000 was primarily due to increased facility and office costs of $123,000 related to the space requirements to accommodate an expanding inventory, increased product liability insurance premiums of $304,000 related to higher revenues, and additional headcount of $257,000 to support a growing customer base.

  Interest and Other Expense, Net

        Interest and other expenses totaled $416,000 in 2001, $255,000 in 2002 and $144,000 in 2003. The decrease in 2002 over 2001 was due primarily to a one-time charge in 2001 to interest expense of $320,000 for the fair market value of warrants to purchase preferred stock issued as part of a $4.5 million convertible debt offering that was subsequently converted to equity in 2001, and to lower interest rates paid on our outstanding debt. The decrease in 2003 over 2002 was primarily due to lower interest rates paid on our outstanding debt and a gain on the sale of intellectual property totaling $125,000.

Deferred Stock-Based Compensation

        We have accounted for options granted to employees and directors in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, and related interpretations. As such, compensation expense is recorded on stock option grants based on the fair value of the options granted, which is estimated on the date of grant using an option-pricing model and it is recognized on an accelerated basis over the vesting period (typically four years). Deferred stock-based compensation recorded through March 31, 2004, was approximately $8.7 million, with accumulated amortization of approximately $2.2 million. The remaining approximately $6.5 million will be amortized over the vesting periods of the options, generally four years from the date of grant. We expect to record amortization expense for deferred stock-based compensation as follows:

Second quarter of 2004	$1,249,000
Third quarter of 2004	980,000
Fourth quarter of 2004	804,000
Fiscal year 2005	2,121,000
Fiscal year 2006	1,017,000
Fiscal year 2007	303,000

Total	$6,474,000

        We have accounted for stock options granted to non-employees on a fair-value basis in accordance with SFAS No. 123, Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an Interpretation of APB Opinion No. 15 and 25. As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of our common stock. Compensation expense for options granted to non-employees amounted to $22,000, $43,000, $458,000 and $241,000 for the years ended December 31, 2001, 2002, 2003, and the three months ended March 31, 2004, respectively. Compensation expense for options granted to non-employees amounted to $814,000 for the period from July 21, 1997, the date of our inception, to March 31, 2004. The amount of compensation expense to be recorded in the future for options granted to non-employees is subject to change each reporting period based upon changes in the fair value of our common stock, estimated volatility and risk free interest rate until the non-employee completes performance under the option agreement.

        In 2001, in connection with a convertible debt offering of $4.5 million, we issued warrants to purchase 206,559 shares of Series D convertible preferred stock at $2.53 per share. We determined the fair value of the warrants at the date of issuance, using the Black-Scholes pricing model, with a resulting aggregate fair value of $320,000, which has been recorded as interest expense for the year ended December 31, 2001, as the related debt was converted during 2001. Additionally, after allocating the proceeds, we determined that there was a beneficial conversion feature for the convertible debt offering of $320,000 for the year ended December 31, 2001, which was included in the consolidated statement of operations.

Liquidity and Capital Resources

        Since our inception in 1997, we have incurred significant losses and as of March 31, 2004, we had an accumulated deficit of approximately $68.5 million. We have not yet achieved profitability, and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our research and development, sales and marketing and general and administrative expenses will continue to grow and, as a result, we will need to generate significant net sales to achieve profitability. To date, our operations have been funded primarily with proceeds from the sale of preferred stock. Gross proceeds from our preferred stock sales total $74.4 million to date. We also financed our operations, purchases of equipment and leasehold improvements through leases and loans. As of March 31, 2004, we had outstanding balances under loan and lease agreements of $6.3 million. The outstanding balance under the loan agreement was $6.0 million with an interest rate at lenders' prime plus one half of one percent (4.5 percent at March 31, 2004) with maturities through 2006. The remaining balance of $300,000 is comprised of a capital lease and a note with interest rates ranging from 5.5 to 11.9 percent with maturities through 2005.

        Cash, cash equivalents and short-term investments decreased from $9.7 million at December 31, 2001, to $6.9 million at December 31, 2002, and increased to $9.6 million at December 31, 2003. The decrease in 2002 over 2001 was due primarily to purchases of other assets of $800,000, property and equipment of $1.3 million, cash used in operating activities of $14.0 million and partially offset by net proceeds from the issuance of preferred stock of $14.8 million and the payment of notes payable of $1.2 million. The increase in 2003 over 2002 was due primarily to $9.9 million of proceeds from the issuance of preferred stock in the second quarter of 2003 and an increase in notes payable of $4.7 million, offset by the cash used to fund our 2003 operations of $7.6 million and capital expenditures of $2.8 million.

        Cash, cash equivalents and short-term investments increased from $5.6 million at December 31, 2003 to $7.5 million at March 31, 2004. This increase of $1.9 million was due primarily to net cash used in operating activities of $2.5 million, purchases of property and equipment of $554,000, initial public offering costs of $838,000 and payments on our notes payable and capital leases of $368,000, more than offset by proceeds from the sale of short-term investments of $4.0 million, notes payable of $1.7 million and from the issuance of common stock of $414,000.

        Net cash used in operating activities decreased from $18.4 million in 2001 to $14.0 million in 2002. The decrease in net cash used in operating activities of $4.4 million was primarily due to increases in cash collected from customers of $10.1 million, the purchase of inventory of $636,000 and the cash paid for operating expenses of $5.1 million. Net cash used in operating activities decreased from $14.0 million in 2002 to $7.6 million in 2003. The decrease of $6.4 million was primarily due to increases in cash collected from our customers of $9.2 million, the purchase of inventory of $3.4 million and the decrease in cash paid for operating expenses of $613,000. The decrease in cash paid for operating expenses was primarily due to our increase in the accounts payable and accrued liabilities of $3.1 million.

        Net cash used in operating activities was $2.5 million in the quarter ended March 31, 2004. The reduction in cash was primarily due to the purchase of inventory of $2.3 million and the cash paid for operating expenses of $7.5 million, offset by cash collected from customers of $7.3 million.

        Net cash used in investing activities increased from $790,000 million in 2001 to $2.0 million in 2002 and $6.9 million in 2003. The increase of $1.2 million in net cash used in investing activities from 2001 to 2002 related to the purchase of property and equipment of $500,000 and other assets of $700,000 to support our sales growth. The increase in net cash used in investing activities from 2002 to 2003 of $5.0 million was primarily due to purchases of property and equipment of $1.6 million to support our sales growth, the purchase of short term investments of $4.0 million with the proceeds from our preferred stock financing, and the reduction of other assets of $700,000. In 2004 we estimate that our capital expenditures will total $5.0 million and will consist principally of assets to support our revenue growth and the leasehold improvements needed for a new corporate facility.

        Net cash flow provided by investing activities was $3.5 million in the quarter ended March 31, 2004. This cash flow was due to the proceeds from the sale of short-term investments of $4.0 million, offset by capital expenditures for instrument sets of $554,000.

        Net cash provided by financing activities decreased from $27.0 million in 2001 to $13.2 million in 2002, and remained constant at $13.3 million in 2003. The decrease in net cash provided by financing activities from 2001 to 2002 of $13.8 million was due primarily to the sale of $14.8 million of preferred stock in 2002 as compared to $23.0 million in 2001. In 2001 we issued a note payable amounting to $4.5 million and subsequently converted the note into equity in the same year and paid down the notes payable an additional $300,000. Net cash provided by financing activities from 2002 to 2003 remained constant due to borrowings in 2003 of $4.7 million and the sale of preferred stock of $9.9 million versus $14.8 million in the prior year.

        Net cash provided by financing activities was $872,000 in the quarter ended March 31, 2004. This cash increase was due to additional borrowings on notes payable, net of payments on notes payable and capital leases, of $1.3 million, the proceeds from the issuance of common stock of $414,000, and was offset by the costs of the initial public offering of $838,000.

        In January 2003, we entered into a revised loan and security agreement with our primary lender. This credit facility provides for borrowings of up to $5.0 million and is collateralized by qualified accounts receivable and fixed assets. As of December 31, 2003, we have borrowed $4.5 million under this credit facility. On March 31, 2004, we amended the terms of this credit facility to restructure all our debt arrangements and increase our credit facility to $9.6 million. The interest rate is lender's prime plus one-half of one percent with maturity dates through December 2007. Our revised loan and security agreement includes several restrictive covenants, including requirements that we maintain an unrestricted cash balance of at least $2.5 million, that we maintain a minimum tangible net worth, that we meet certain revenue goals, and that we obtain the consent of our lender prior to entering into any change of control events.

        The following summarizes our long-term contractual obligations as of December 31, 2003 (in thousands):

		Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
	(In thousands)
Capital leases	$349	$326	$23	$—	$—
Operating lease	323	323	—	—	—
Notes payable	4,695	3,493	1,202	—	—
Other contractual obligations(1)	1,145	160	315	220	450

Total	$6,512	$4,302	$1,540	$220	$450

(1)
These amounts include a total of $810,000 to be paid as minimum royalties and the remainder is to be paid to clinical advisors.

        The only material change to our long-term contractual obligations as of March 31, 2004, was additional draws on notes payable of $1.7 million, which has been offset by payments on obligations during the three months ended March 31, 2004.

        We believe that our current cash and cash equivalents, excluding the proceeds from this offering, together with our short-term investments, the cash to be generated from expected product sales and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our projected operating requirements for at least the next 12 months. If existing cash, short-term securities and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Quantitative and Qualitative Disclosure About Market Risk

        Our exposure to interest rate risk at March 31, 2004, is related to our investment portfolio and our borrowings. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall, and floating rate borrowings will lead to additional interest expense if interest rates increase. Due in part to these factors, our future investment income may fall short of expectations due to changes in U.S. interest rates.

        We invest our excess cash in debt instruments of the U.S. government and its agencies and in high quality corporate issuers. Due to the short-term nature of these investments, we have assessed that there is no material exposure to interest rate risk arising from our investments.

        We have operated mainly in the United States, and all of our sales since inception have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

Income Taxes

        Realization of deferred tax assets is dependent upon the uncertainty of the timing and amount of future earnings, if any. Accordingly, full deferred tax asset valuation allowances have been established as of December 31, 2002 and 2003, and March 31, 2004 to reflect these uncertainties.

        As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $57.5 million and $33.6 million, respectively, and federal and state tax credit carryforwards of approximately $1.9 million and $1.4 million, respectively. Federal tax credit carryforwards will begin to expire in 2012 unless previously utilized. The state credit carryforwards do not expire. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Recently Issued Accounting Standards

        In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards (SFAS) No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. As we have not currently entered into exit, disposal or restructure activities, adoption of SFAS No. 146 did not have a material impact on our consolidated financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition Disclosure—an amendment of FAS 123" (SFAS No. 148). This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We intend to continue to account for stock-based compensation to employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. We have made certain disclosures required by SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2003. Accordingly, adoption of SFAS No. 148 did not impact our consolidated financial position or results of operations.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is effective on January 1, 2004. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The adoption of FIN 46 did not impact our consolidated results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

BUSINESS

Overview

        We are a medical device company focused on the design, development and marketing of products for the surgical treatment of spine disorders. Our product portfolio is focused on applications in the over $2 billion U.S. spine fusion market. This market is expected to grow at an estimated annual rate of 18% through 2005. Our current principal product offering includes a minimally invasive surgical platform that we call maximum access surgery, or MAS, as well as classic fusion products. MAS combines three of our current product offerings—NeuroVision, a proprietary software-driven nerve avoidance system, MaXcess, a split blade-design minimally invasive surgical system and specialized implants—that collectively minimize soft tissue disruption during spine surgery. We believe our MAS platform provides a unique and comprehensive solution for safe and reproducible minimally disruptive surgical treatment of spine disorders. Our classic fusion portfolio is comprised of a range of products, including spine allografts, which are human bone that has been processed and precision shaped for transplant, and spine implants such as rods, plates and screws that are necessary for a variety of spine surgery procedures. All of our currently marketed products have been cleared by the FDA. NeuroVision has been used in over 15,000 spine surgeries and our implants have been used in over 10,000 fusions.

        We believe our MAS platform, including its key components NeuroVision, MaXcess and implants, provides a surgeon with enhanced access to the spine in a manner that affords direct visibility and avoidance of critical nerves. Using our MAS platform, surgeons are able to perform minimally disruptive surgical procedures. In addition, our MAS platform has enabled innovative procedures such as extreme lateral interbody fusion, or XLIF, which have significant benefits over other minimally invasive procedures. All of the procedures facilitated by our MAS platform provide significant benefits, including reduced operating time, trauma and blood loss to the patient and faster overall patient recovery time.

Our Strategy

        Our goal is to become a leading provider of creative medical products that provide comprehensive solutions for the surgical treatment of spine disorders. To achieve this objective, we are pursuing the following business strategies:

  •
  Establish our Integrated Surgical Systems as a Standard of Care. We believe our MAS platform will become the standard of care for minimally invasive spine surgery as spine surgeons continue to adopt our products and recognize their benefits. We believe that our MAS platform has the potential to dramatically improve the clinical results of minimally invasive spine surgery. We dedicate significant efforts to educate spine surgeons regarding the multiple clinical benefits of our products. Importantly, we intend to capitalize on the increased patient demand for minimally disruptive surgical alternatives.

  •
  Expand Sales and Marketing Efforts. We currently sell our products through a network of over 35 independent sales agencies with over 160 independent sales representatives that target approximately 4,000 surgeons that perform spine surgeries. We intend to expand the number of agencies selling our products in order to increase the market penetration of our products. We also intend to capitalize on broader market acceptance of our products to convert some of our relationships with these agencies into exclusive selling arrangements.

  •
  Continue to Introduce New Creative Products. One of our core competencies is our ability to develop and commercialize creative spine surgery products. For example, in 2003, we introduced seven new products and several product enhancements. We have several additional products currently under development, including total disc and nucleus replacement implants, MAS platform expansion, synthetic alternatives to allograft implants and other implants to stabilize the spine. We believe that these additional complementary products will allow us to generate more revenue opportunities from each spine surgery procedure while improving patient care.

  •
  Provide Tailored Solutions in Response to Surgeon Needs. Responding quickly to the needs of spine surgeons, which we refer to as Absolute Responsiveness, is central to our corporate culture, critical to our success and differentiates us from our competition. We solicit information and feedback from our surgeon customers and clinical advisors regarding the utility of and potential improvements to our products. For example, we have an on-site machine shop that allows us to manufacture product prototypes on a real-time basis while the surgeon is on site. We utilize our state-of-the-art cadaver operating theater to provide clinical training and to validate new ideas through prototype testing.

  •
  Selectively License or Acquire Complementary Spine Products and Technologies. In addition to building our company though internal product development efforts, we intend to selectively license or acquire complementary products and technologies. By acquiring complementary products, we believe we can leverage our expertise at bringing new products to market and provide additional selling opportunities for our independent sales agencies.

Market Opportunity

        Back pain is the number one cause of healthcare expenditures in the United States, with a direct cost of more than $50.0 billion annually for diagnosis, treatment and rehabilitation. The U.S. market for lumbar and cervical spine fusion, the focus of our business, was estimated to be over $2.0 billion in 2003, and is anticipated to grow to over $2.9 billion by 2005.

        We believe that the market for spine surgery procedures will continue to grow because of the following market dynamics:

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  Increased Use of Implants. The use of implants has evolved into the standard of care in spine surgery. Over the past five years, there has been a significant increase in the percentage of spine fusion surgeries using implants and it is expected that approximately 70% of all spine fusion surgeries will involve implants by 2005.

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  Demand for Minimally Invasive Alternatives. As with other surgical markets, we anticipate that the broader acceptance of minimally invasive spine surgery will result in increased demand for these types of surgical procedures.

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  Favorable Demographics. The population segment most likely to experience back pain is expected to increase as a result of aging baby boomers, people born between 1946 and 1965. We believe this population segment will demand a quicker return to activities of daily living following surgery.

  Spine Anatomy and Disorders

        The spine is the core of the human skeleton, and provides a crucial balance between structural support and flexibility. It consists of 29 separate bones called vertebrae that are connected together by connective tissue to permit a normal range of motion. The spinal cord, the body's central nerve conduit, is enclosed within the spinal column. Vertebrae are paired into what are called motion segments that move by means of three joints: two facet joints and one spine disc.

        The four major categories of spine disorders are degenerative conditions, deformities, trauma and tumors. The largest market and the focus of our business is degenerative conditions of the facet joints and disc space. These conditions can result in instability and pressure on the nerve roots as they exit the spinal column, causing back pain or radiating pain in the arms or legs.

  Current Treatments for Spine Disorders

        The prescribed treatment for spine disorders depends on the severity and duration of the disorder. Initially, physicians will prescribe non-operative procedures including bed rest, medication, lifestyle modification, exercise, physical therapy, chiropractic care and steroid injections. In most cases, non-operative treatment options are effective; however, many patients require spine surgery. It is estimated that in excess of one million patients undergo spine surgery each year in the United States, and the number of spine surgery procedures is expected to grow to over 1.2 million per year by 2005. The most common spine surgery procedures are: discectomy, the removal of all or part of a damaged disc; laminectomy, the removal of all or part of a lamina, or thin layer of bone, to relieve pinching of the nerve and narrowing of the spinal canal; and fusion, where two or more adjoining vertebrae are fused together to provide stability. All three of these procedures require access to the spine. Traditional open surgical approaches require large incisions to be made in the back so that surgeons can see the spine and surrounding area. Most open procedures are invasive, lengthy and complex, and may result in significant blood loss, extensive dissection of tissue and lengthy hospitalization and rehabilitation.

  Minimally Invasive Surgical Procedures

        The benefits of minimally invasive surgical, or MIS, procedures in other areas of orthopedics have significantly contributed to the strong and growing demand for minimally invasive spine surgery. Surgeons and hospitals seek spine procedures that result in fewer operative complications, shorter surgery times and decreased hospitalization. At the same time, patients seek procedures that cause less trauma and allow for faster recovery times. Despite these benefits, the rate of adoption of minimally invasive surgical procedures has been slow with respect to the spine.

        We believe the two principal factors contributing to spine surgeons' slow adoption of minimally invasive alternatives are: (1) the limited or lack of access and visibility of the surgical anatomy, as well as, (2) the associated complex instruments that have been required to perform these procedures. Most minimally invasive systems do not allow the surgeon to directly view the spine and provide only restrictive visualization through a camera system or endoscope, while also requiring the use of complex surgical techniques. In addition, most minimally invasive systems use complex or highly customized surgical instruments that require special training and the completion of a large number of trial cases before the surgeon becomes proficient using the system.

        Although a number of minimally invasive surgical approaches exist for spine surgery, virtually all have failed to gain widespread acceptance to date. The three primary minimally invasive surgical approaches are laparoscopic anterior lumbar interbody fusion, or Lap ALIF; MIS posterior lumbar interbody fusion, or MIS PLIF; and MIS transforaminal lumbar interbody fusion, or MIS TLIF. In a Lap ALIF, the surgeon typically accesses the spine from an entry point on the patient's abdomen. This approach has not been widely accepted in part due to the need for a general surgeon to assist the spine surgeon in maneuvering past vascular structures and critical organs. In an MIS PLIF, the surgeon typically accesses the spine from an entry point on the patient's back. MIS TLIF is similar to MIS PLIF except that the surgeon retracts the back muscles to the side in order to avoid the spinal canal and nerves. MIS PLIF and MIS TLIF have not been widely accepted because of the difficulty in avoiding critical nerves.

The NuVasive Solution

  Maximum Access Surgery (MAS)

        Our MAS platform allows surgeons to perform a wide range of minimally disruptive procedures, while overcoming the shortcomings of alternative minimally invasive surgical techniques. We believe our products improve clinical results, and have both the potential to expand the number of minimally disruptive procedures performed and become a standard of care in spine fusion surgery.

        Our MAS platform combines NeuroVision, MaXcess, and complementary implants. NeuroVision enables surgeons to avoid neural anatomy while MaXcess affords direct customized access to the spine for implant delivery. MaXcess also allows surgeons to use well established traditional instruments in a minimally disruptive and less traumatic manner. We also offer a variety of implants that enable sufficient structural support while conforming to the anatomical requirements of the patient.

        Our products facilitate primary minimally invasive spine surgery procedures and enable innovative procedures such as an XLIF. The XLIF procedure allows surgeons to access the spine from the side rather than from the front or back, which results in less operating time and reduced patient trauma and blood loss. Notwithstanding these benefits, XLIFs have historically been viewed by most surgeons as too difficult to perform due to the number of critical nerves that must be avoided.

        We believe procedures enabled by our MAS platform provide significant benefits, including reduced surgery times, reduced hospital stays, and less trauma and blood loss for the patient, resulting in faster overall patient recovery times. According to clinicians involved with one or more of the first 300 MAS procedures performed with our products, our MAS platform provides the following benefits:

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  Reduced Surgery Times. XLIF procedures utilizing our MAS platform, which we refer to as MAS XLIF, have averaged about 70 minutes to perform which we believe is substantially shorter than it takes to perform an equivalent open procedure.

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  Reduced Hospital Stays. Hospital stays following a MAS XLIF procedure have averaged one to two days which we believe is substantially shorter than the hospital stays associated with an equivalent open procedure.

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  Reduced Recovery Times. Due to smaller incisions and less dissection, we believe that the pain and recovery times for patients following a MAS XLIF are significantly less than with an equivalent open procedure. In some cases, we have had patients walking the same day as surgery following a MAS XLIF.

  MAS—NeuroVision

        NeuroVision utilizes electromyography, or EMG, and proprietary software algorithms and graphical user interfaces to provide surgeons with an enhanced nerve avoidance system. Our system functions by monitoring changes in electrical signals across muscle groups, which allows us to detect underlying changes in nerve activity. We connect the instruments that surgeons use to a computer system that provides real time feedback during surgery. Our system analyzes and then translates complex neurophysiologic data into simple, useful information to assist the surgeon's clinical decision making process. For example, during a pedicle screw test, in which the integrity of an implant is tested, if the insertion of a screw results in a breach of the bone, a red light and corresponding numeric value will result so that the surgeon may reposition the implant to avoid potential nerve impingement or irritation. If no breach of the bone occurs, a green light and corresponding numeric value will result. The initial application of NeuroVision, Screw Test with INS-1, was cleared by the FDA in November 2000 and commercially launched in 2001. NeuroVision has been used in over 15,000 spine surgeries to date.

        Surgeons can dynamically link familiar surgical instruments to NeuroVision, thus creating an interactive set of instruments that enable the safe navigation of neural anatomy. NeuroVision can be operated independently by the surgeon eliminating the need for additional technical support. The system's proprietary software and easy to use graphical user interface enables the surgeon to make critical decisions in real time resulting in safer and faster procedures with the potential for improved patient outcomes.

  MAS—MaXcess

        Our MaXcess system consists of instrumentation and specialized implants that provide maximum access with minimal soft tissue disruption. MaXcess has a split blade design consisting of three blades that can be positioned to build the surgical exposure in the shape and size specific to the surgical requirements rather than the fixed tube design of other minimally invasive surgical systems. MaXcess' split blade design also provides expanded access to the spine, which allows surgeons to perform surgical procedures using instruments that are similar to those used in open procedures but with a significantly smaller incision. The ability to use familiar instruments reduces the learning curve and facilitates the adoption of our products. Our system's illumination of the operative corridor aids in providing surgeons with direct visualization of the patient's anatomy, without the need for additional technology or other special equipment. Our MaXcess system was commercially launched in October 2003.

        MaXcess allows surgeons to perform a wide range of conventional spine procedures through a minimally disruptive approach. MaXcess enables multiple applications designed for each of the following surgical approaches: TLIF, XLIF and decompression, which is removal of a portion of bone over the nerve root or disc from under the nerve root to relieve pinching of the nerve. We believe that MaXcess, in combination with NeuroVision and our specialized implants, will allow more surgeons to use innovative procedures that offer important clinical benefits. This includes the new and innovative lateral procedure, XLIF. The XLIF procedure significantly reduces the time of the surgery and also the patient tissue trauma and blood loss, resulting in faster overall patient recovery times. Previously, lateral surgery could only be performed by a handful of very highly skilled surgeons that needed to be accompanied by a general surgeon. Now, with our MAS solution, surgeons can successfully avoid critical nerves and access the spine with minimal soft tissue disruption.

        We believe MaXcess provides the following key benefits compared to other existing minimally invasive surgical systems:

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  Maximizes Access. The split-blade design enables surgeons to customize the surgical exposure to the patient and surgical requirement while maximizing the direct visualization of a patient's anatomy, without additional visualization tools such as endoscopes, cameras, and microscopes.

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  Uses Conventional Instruments. MaXcess allows surgeons to use instruments similar to those used in open procedures and so requires minimal additional training.

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  Provides Benefits of MAS with Broad Application. MaXcess enables surgeons to accomplish a wide range of surgical goals, such as neural decompression, disc height restoration and bony fusion, with MAS technology that minimizes operation time and expedites patient recovery and a return to activities of daily living.

  MAS—Specialized Implants

        We have a number of implants designed to be used with our MAS platform. These implants are utilized for interbody disc height restoration for fusion, and stabilization of the posterior part of the spine. These implants include precision-machined lumbar allograft and related instrumentation for TLIF and XLIF surgical procedures. Our implants are available in a variety of heights, widths and lengths to accommodate the anatomical requirements of the patient and the particular fusion procedure. Our implants are designed for insertion into the smallest possible space while maximizing surface area contact for fusion.

        Our fixation systems, such as rods, plates, and screw implants, have been uniquely designed to be delivered through our MaXcess system to provide stabilization of the posterior spine. These systems enable minimally disruptive placement of implants and are intended to reduce operating time and patient morbidity.

        Our implants can also be used in procedures not employing our MAS platform.

  Classic Fusion

        We have developed a suite of traditional spine surgery products, which we refer to as classic fusion, including a line of precision-machined cervical and PLIF allograft implants, a titanium surgical mesh system, and related instrumentation. Allograft implant tissue is recovered from deceased human donors, which is processed into specified sizes and shapes and sterilized for implantation. Unlike other suppliers of allograft implants, our proprietary packaging process allows us to provide a ready-to-use structural graft eliminating the need for refrigeration and re-hydration. We package all of our allograft implants in a sterile saline solution. In addition, our allograft packaging and instrumentation are color-coded to assist the surgeon in selecting the proper size instrument for use with the chosen allograft implant.

        Our classic fusion product offerings consist of the following:

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  Triad Cervical Allograft System. A line of precision-machined cervical allograft implants and related instrumentation. Our cervical allografts are available in a variety of heights and widths.

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  Triad Lumbar Allograft Systems. A line of precision-machined lumbar allograft implants and related instrumentation for PLIF surgical procedures. Our lumbar allografts are available in a variety of heights, widths and lengths.

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  Titanium Surgical Mesh System. Titanium surgical mesh implant and related instrumentation used in the thoracic and lumbar regions of the spine to replace a diseased or damaged vertebrae caused by tumor or fracture, to restore the height of a collapsed vertebrae and to achieve decompression of the spinal cord and neural tissues. Our proprietary surgical mesh implant combines the strength of titanium with the ability to cut and shape the implant during surgery and is available in a wide range of diameters and heights.

        While NeuroVision or MaXcess typically are the first of our products that a surgeon adopts, the classic fusion product offerings expand the revenue opportunity available to us in each procedure. In addition to these existing products, we are also developing a synthetic alternative to bone allograft and other implants used to stabilize the spine.

Products Under Development

  MAS Platform Expansion

        We are developing additional complementary implant and instrument devices to expand our MAS platform, including a novel pedicle screw that will enable easier minimal access insertion and application. Surgeon directed design of this system has helped create a versatile product that excels at both minimal access and open applications. We will also be releasing a MaXcess Cervical System that brings all of the benefits of minimally disruptive surgery to interbody and plating procedures of the cervical spine. As with all of our implant and instrument development initiatives, it is important to create innovative products that assist the surgeon in providing better minimal access alternatives that enable a quicker recovery process for the patient. This goal has driven us to further development of a new MaXcess retraction system that will offer expanded capabilities that incorporate new, time-saving and increased patient safety features.

        To further our desire for patient safety, we are continually improving the features and software capabilities of our NeuroVision neural avoidance system. This unique product remains the only surgeon directed nerve avoidance tool in the market. We have developed, but have not yet released, an enhancement to NeuroVision that will allow surgeons to continually monitor the status of retracted nerves during spine surgery. We believe that our continued improvements to our product platform and our development of new surgeon directed enhancements will ensure our continued leadership in this area.

  Synthetic Allograft Alternative

        We are also developing a number of creative solutions for structural allograft alternative. One novel polymer technology being surgically used today is polyaryletheretherketone, a high performance thermopolymer, or PEEK. We believe PEEK polymer is ideally suited for medical device applications because it exhibits a superior combination of biocompatibility, imaging versatility, and biomechanical load transfer and strength. This synthetic alternative is also attractive because the technology enables greater versatility for shapes and sizes of implants. If a 510(k) clearance cannot be achieved, PEEK material implants will require a premarket approval pathway with clinical trials for certain spine indications.

  Motion Preservation—Total Disc Replacement Products

        We are developing proprietary total lumbar disc replacement products, both lateral and anterior, and cervical disc replacement products, anterior only. These products are intended to allow surgeons to address a patient's pain and dysfunction while maintaining normal range of motion and avoiding future adjacent level degeneration that often occurs after spine fusion. We believe that the ability to insert a lumbar total disc replacement from a lateral approach in a MAS procedure will be unique to us, but will require PMA rather than 510(k) clearance. Our total disc replacement products are currently undergoing biomechanical testing. We have filed three patent applications on these products, two in the United States and one internationally. We intend to complete our pre-clinical trials and commence human pilot studies in 2005.

  Motion Preservation—Nucleus Replacement Products

        We have acquired patents covering biomaterials that may be used as injectable disc nucleus replacement materials. We believe these products will allow surgeons to address a patient's pain, and restore stability and motion to the disc without fusion or the need for total disc replacement. We expect to complete our pre-clinical trials and commence human pilot studies in 2005.

        The U.S. market for total disc and nucleus replacement products is expected to be as high as $750.0 million by 2008.

        We expect that our total disc and nucleus replacement products will require premarket approval, which will require considerably more data and FDA review time than the 510(k) clearance process. Obtaining market approval is a process that may require lengthy clinical trials and therefore, even if products are successfully developed, they will not be commercially available for a number of years.

Research and Development

        Our research and development efforts are primarily focused in the near term on developing further enhancements to our existing products as well as developing our total disc and nucleus replacement products. Our research and development staff consists of 25 people, including one who holds a Ph.D. degree and three who hold other advanced degrees. Our research and development group has extensive experience in developing products to treat spine pathology, and continues to work closely with our clinical advisors and spine surgeon customers to design products that are intended to improve patient outcomes, simplify techniques, shorten procedures, reduce hospitalization and rehabilitation times and, as a result, reduce costs.

Sales and Marketing

        Our sales team is led by our sales vice president and seven regional directors who supervise over 35 independent sales agencies with over 160 independent sales representatives. We invoice products directly to hospitals, generally at list prices, and pay commissions to our sales agencies and representatives. We select our sales agencies and representatives based on their expertise in spine surgery medical device sales, reputation within the surgeon community and sales coverage. Each sales agency and representative is assigned a sales territory for some or all of our products and is subject to periodic performance reviews. These relationships typically provide the representative the exclusive right to sell our products within the sales territory. As our products become more broadly accepted in the market, we intend to convert some of these relationships into exclusive sales agency arrangements whereby the agent would sell only our products. We also require each sales agency and representative to attend periodic sales and product training programs. We also market our products at various industry conferences and through industry organized surgical training courses. In addition, we believe that as patients begin to realize the benefits of our technology, they will accelerate the demand for our products. Substantially all of our products are distributed within the United States.

        As we launch new products and increase our marketing efforts with respect to existing products, we intend to expand the reach of our marketing and sales force. We plan to accomplish this by increasing the number of outside sales agencies and representatives. The establishment and development of a broader sales force will be expensive and time consuming. Because of the intense competition for their services, we may be unable to secure additional qualified sales agencies and representatives. Further, we may not be able to enter into agreements with them on commercially reasonable terms, if at all. Even if we do enter into agreements with additional sales agencies or contract sales organizations, these parties may not commit the necessary resources to effectively market and sell our products or ultimately be successful in selling our products. Promotion and sales of medical devices are also highly regulated not only by the FDA, but also by the Federal Trade Commission, and are subject to federal and state fraud and abuse enforcement activities.

Surgeon Training and Education

        We devote significant resources to training and educating surgeons on the specialized skills involved in the proper use of our instruments and implants. We believe that the most effective way to introduce and build market demand for our products is by training leading spine surgeons in the use of our products. We maintain a state-of-the-art cadaver operating theater and training facility at our corporate headquarters to help drive adoption of our products. As of December 31, 2003, we had trained approximately 100 spine surgeons in the use of our products. We intend to continue to focus on training leading spine surgeons in the United States. We believe that a number of these surgeons will become advocates for our products and will be instrumental in generating valuable clinical data and demonstrating the benefits of our products to the medical community.

        We believe our training methods are both effective for educating surgeons on the use of our products and conducted in compliance with FDA and other applicable regulations. However, if the FDA determines that our training constitutes promotion of an unapproved use, they could request that we modify our training or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalty.

Manufacturing and Supply

        We rely on third parties for the manufacture of our products and their components and servicing, and we do not currently maintain alternative manufacturing sources for NeuroVision, MaXcess or any other finished goods products. Our outsourcing strategy is targeted at companies that meet FDA, International Organization for Standardization (ISO), and quality standards supported by internal policies and procedures. Supplier performance is maintained and managed through a corrective action program ensuring all product requirements are met or exceeded. We believe these manufacturing relationships minimize our capital investment, help control costs, and allow us to compete with larger volume manufacturers of spine surgery products.

        Following the receipt of products or product components from our third-party manufacturers, we conduct inspection and packaging and labeling, as needed, at our headquarters facility. Under our existing contracts, we reserve the exclusive right to inspect and assure conformance of each product and product component to our specifications. We may consider manufacturing certain products or product components internally, if and when demand or quality requirements make it appropriate to do so.

        We are currently working with our third-party manufacturers to increase manufacturing capabilities as we increase our commercialization efforts. Manufacturers often experience difficulties in scaling-up production, including problems with production yields and quality control and assurance. If our third-party manufacturers are unable to manufacture our products to keep up with demand, we would not meet expectations for growth of our business.

        We seek to obtain inventory just-in-time to satisfy our customer obligations. This strategy minimizes backlogs, while increasing inventory turns and maximizing cash flow. We experienced negligible backlogs in 2003, representing less than 1% of our total revenues. Our pool of loaner equipment, which includes NeuroVision systems that we loan to or place with hospitals, significantly increased in 2003 as we expanded our distribution channels and increased market penetration of our products.

        In July 2002, we entered into a contract manufacturing agreement with Peak Industries, Inc., or Peak, as our exclusive supplier of NeuroVision systems and handpieces. The initial term of this agreement has expired. Both parties have continued to perform under the terms of the agreement; however, Peak could cease manufacturing NeuroVision for us at any time. Alternative suppliers for manufacturing have been identified. We believe that the start-up time to establish a new supply of NeuroVision would be approximately 16 to 20 weeks.

        We currently rely on Tissue Banks International, Inc. and Intermountain Tissue Center as our only suppliers of allograft implants. Each of these agreements remain in effect through 2004, and then automatically renew for successive one year terms unless otherwise terminated by either party in accordance with the terms of the respective agreement. Because implants are made from human tissue, maintaining a steady supply is difficult.

        We and our third-party manufacturers are subject to the FDA's quality system regulations, state regulations, such as the regulations promulgated by the California Department of Health Services, and regulations promulgated by the European Union. For tissue products, we are FDA registered and licensed in the States of California, New York and Florida, the only states that require licenses. For our implants and instruments, we are FDA registered, California licensed, CE marked and ISO certified. CE is an abbreviation for European Compliance. Our facility and the facilities of our third-party manufacturers are subject to periodic unannounced inspections by regulatory authorities, and may undergo compliance inspections conducted by the FDA and corresponding state agencies. For example, we experienced an FDA inspection in August 2003 regarding our allograft implant business. During its inspection, the FDA issued a Form FDA 483, which is a notice of inspection observations. We have taken what we believe to be sufficient corrective actions. However, the FDA may impose additional enforcement, inspections or audits at any time.

Intellectual Property

        We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

  Patents

        As of February 1, 2004, we had 25 issued U.S. patents and 83 pending patent applications, including 50 U.S. applications, seven international applications and 26 foreign national applications. The issued and pending patents cover, among other things:

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  targeting systems;

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  MAS spine systems;

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  implants and related instrumentation; and

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  neurophysiology enabled instrumentation and methodology, including pedicle screw test systems, nerve root retraction systems and surgical access systems.

        Our issued patents begin to expire in 2018. We have multiple patents covering unique aspects and improvements for many of our products. We do not believe that the expiration of any single patent is likely to significantly affect our intellectual property position.

        We have undertaken to protect our neurophysiology platform, including NeuroVision, through a comprehensive strategy covering various important aspects of our neurophysiology-enabled instrumentation, including, screw test, nerve root retraction, surgical access and related methodology. Our NeuroVision patent portfolio includes three issued U.S. patents, 18 U.S. patent applications, including nine U.S. utility, eight U.S. provisional, and one U.S. design, four international patent applications, and 16 foreign national applications on this instrumentation.

        The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

        As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

        A patent infringement suit brought against us or any strategic partners or licensees may force us or any strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property, unless that party grants us or any strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if any strategic partners, licensees or we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

  Trademarks

        We have 28 trademark registrations, both domestic and foreign, including the following marks: NuVasive, NeuroVision, Creative Spine Technology, XLIF, INS-1, Spine Evolution Nucleus and SEN. We have ten trademark applications pending, both domestic and foreign, for the following marks:

Neurophysiologic Guidance, Absolute Responsiveness, InStim, Polar Guidance, Triad, MAS and MaXcess.

Competition

        We believe that the principal competitive factors in our markets include:

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  improved outcomes for spine pathology procedures;

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  acceptance by spine surgeons;

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  ease of use and reliability;

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  product price and qualification for reimbursement;

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  technical leadership and superiority;

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  effective marketing and distribution; and

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  speed to market.

        We are aware of a number of major medical device companies that have developed or plan to develop products for minimally invasive spine surgery in each of our current and future product categories.

        Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly greater operating history and reputations than we do in their respective fields. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate reimbursement and are safer, less invasive and less expensive than alternatives available for the same purpose. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products. Below are our primary competitors grouped by our product categories.

  MAS Platform

        Our NeuroVision system competes with the conventional nerve monitoring systems offered by Nicolet Biomedical and Axon Systems. We believe our system competes favorably with Nicolet's and Axon's systems on both price and ease of use for the spine surgeon. In addition, neither Nicolet's nor Axon's systems were designed to support surgeon directed applications. Several companies offer products that compete with our MaXcess system and implants including competitive offerings by DePuy Spine, Inc., a Johnson & Johnson company, and Medtronic Sofamor Danek.

  Classic Fusion

        Many companies compete in the fusion product market and competition is intense. We believe that our most significant competitors are Medtronic Sofamor Danek, DePuy Spine and Synthes-Stratec, Inc., each of which has substantially greater sales and financial resources than we do. Medtronic Sofamor Danek, in particular, has a broad classic fusion product line.

  Products Under Development

        We believe that DePuy Spine, Synthes-Stratec and Medtronic Sofamor Danek are currently developing total disc and nucleus replacement products. We are also aware of several companies that supply allograft implants and companies that are developing synthetic alternatives to allograft implants.

Government Regulation

        Our products are medical devices subject to extensive regulation by the FDA and other regulatory bodies. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

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  product design and development;

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  product testing;

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  product manufacturing;

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  product labeling;

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  product storage;

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  premarket clearance or approval;

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  advertising and promotion; and

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  product sales and distribution.

  FDA's Premarket Clearance and Approval Requirements

        Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in class III, requiring premarket approval. Both premarket clearance and premarket approval applications are subject to the payment of user fees, paid at the time of submission for FDA review.

  510(k) Clearance Pathway

        To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA's 510(k) clearance pathway usually takes from four to twelve months from the date the application is completed, but it can take significantly longer.

        After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to our NeuroVision system that we believe do not require new 510(k) clearances.

  Premarket Approval Pathway

        A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use.

        After a premarket approval application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approval applications or premarket approval application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel.

  Clinical Trials

        A clinical trial is almost always required to support a premarket approval application and is sometimes required for a 510(k) premarket notification. These trials generally require submission of an application for an investigational device exemption to the FDA. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our motion preservation designs and interbody implants will likely require that we obtain an investigational device exemption from the FDA prior to commencing clinical trials. Our clinical trials must be conducted in accordance with FDA regulations and federal regulations concerning human subject protection and healthcare privacy. The results of our clinical testing may not support or may not be sufficient to obtain approval of our product.

  Pervasive and Continuing FDA Regulation

        After a device is placed on the market, numerous regulatory requirements apply. These include:

  •
  quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

  •
  labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and

  •
  medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

  •
  fines, injunctions, and civil penalties;

  •
  recall or seizure of our products;

  •
  operating restrictions, partial suspension or total shutdown of production;

  •
  refusing our request for 510(k) clearance or premarket approval of new products;

  •
  withdrawing 510(k) clearance or premarket approvals that are already granted; and

  •
  criminal prosecution.

        We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

  International

        International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

        The primary regulatory environment in Europe is that of the European Union, which consists of 15 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body." This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In 2001, we were certified by TUV Product Service, a Notified Body, under the European Union Medical Device Directive allowing the CE conformity marking to be applied.

Third-Party Reimbursement

        We expect that sales volumes and prices of our products will continue to be dependent in large part on the availability of reimbursement from third-party payors. Such payors include governmental programs, for example, Medicare and Medicaid, private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Also, third-party payors are increasingly challenging the prices charged for medical products and services. In international markets, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors' reimbursement policies will not adversely affect our ability to sell our products profitably.

        Particularly in the United States, third-party payors carefully review, and increasingly challenge, the prices charged for procedures and medical products. In addition, an increasing percentage of insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Many managed care programs are paying their providers on a capitated basis, which puts the providers at financial risk for the services provided to their patients by paying them a predetermined payment per member per month. The percentage of individuals covered by managed care programs is expected to grow in the United States over the next decade.

        We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

Clinical Advisory Board

        We have established a clinical advisory board led by Randal Betz, M.D. of Philadelphia, Pennsylvania that we call the Spine Evolution Nucleus, or SEN. This group consists of elite orthopedic and neurological spine surgeon thought leaders. The SEN consults with us on long-term product planning, research, development and marketing initiatives. Significant pioneering clinical developments have been contributed to us by Luiz Pimenta, M.D. from Sao Paulo, Brazil and other members of the SEN.

Employees

        As of March 31, 2004, we had 83 employees, of which seven were employed in operations, 25 in research and development, five in clinical and regulatory, 14 in general and administrative and 32 in sales and marketing. None of our employees is represented by a labor union and we believe our employee relations are good.

Facilities

        Our operations are headquartered in an approximately 20,000 square foot facility in San Diego, California that is leased to us until November 30, 2004. We believe that our existing facility is adequate for our current needs. We are searching for a new facility of at least 40,000 square feet to support our anticipated expansion.

Legal Proceedings

        We, certain of our officers and one of our directors are currently involved in two lawsuits against Medtronic, Inc. and its spine subsidiary, Medtronic Sofamor Danek. On March 13, 2001, Medtronic initiated a civil action against us in the Circuit Court of Shelby County, in Memphis, Tennessee, claiming that we had interfered with Medtronic's contracts (including alleged non-competition agreements and proprietary information and confidentiality agreements) by employing three former Medtronic employees: R. Lewis Bennett, our director and former vice president, Keith Valentine, our executive vice president, and Pat Miles, our vice president, marketing. Medtronic sought, among other relief, an injunction preventing us from employing these individuals for a period of one to two years.

        In response to the Medtronic lawsuit against us, and because of its potential impact on their livelihoods, Messrs. Bennett, Valentine and Miles, who were not named in the Tennessee suit, filed an action against Medtronic on April 13, 2001, in the United States District Court for the Southern

District of California, seeking a judicial declaration that Medtronic's non-compete agreements were void under California law, and claiming that Medtronic's efforts to enforce them within California violated the state's unfair competition law. We are not a party in the California action, but were indemnifying Messrs. Bennett, Valentine and Miles for their legal expenses incurred, until the Tennessee Court issued an injunction preventing further indemnification. Prior to that injunction, we made indemnification payments on behalf of Messrs. Bennett, Valentine and Miles in an aggregate amount of approximately $468,000.

        Each of these lawsuits remains in the discovery phase, and may proceed for an extended period of time. Although the outcome of the lawsuits cannot be determined with certainty, we believe that we acted within the relevant law, which we believe to be the law of California, when we hired Messrs. Bennett, Valentine and Miles, two of whom were California residents, to work in our California facility. Because we did not violate California law when these individuals were hired, we intend to continue to vigorously defend ourselves against Medtronic's claims and pursue our claims against Medtronic.

        The lawsuits have resulted in significant expenses and are a diversion of management's time and other resources. If Medtronic successfully asserts its claims against us, including claims that we encouraged or allowed individuals to bring with them or to use confidential documents or information belonging to Medtronic, our operations could be significantly impacted, especially to the extent that it affects our ability to retain the services of Messrs. Bennett, Valentine and Miles in any meaningful capacity.

        Other than the immediately preceding discussion, we are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Significant Employees, and Directors

        Set forth below are the name, age, position, and a brief account of the business experience of each of our executive officers, significant employees and directors as of May 12, 2004.

Name	Age	Position
Alexis V. Lukianov	48	President, Chief Executive Officer, and Chairman of the Board
Kevin C. O'Boyle	48	Vice President, Finance and Chief Financial Officer
Keith Valentine	36	Executive Vice President
G. Rogan Fry	53	Senior Vice President, Corporate Development
Patrick Miles	38	Vice President, Marketing
James J. Skinner	42	Vice President, Sales
G. Bryan Cornwall, Ph.D., P.Eng.	39	Vice President, Research and Development
Jonathan D. Spangler	36	Chief Patent Counsel
R. Lewis Bennett, Sr.	77	Director
Jack R. Blair(1)(3)	61	Director
James C. Blair, Ph.D.(1)(2)(3)	65	Director
Lesley H. Howe(1)	59	Director
Joseph S. Lacob(2)(3)	48	Director
Arda M. Minocherhomjee, Ph.D.(2)	50	Director

(1)
Member of audit committee

(2)
Member of compensation committee

(3)
Member of nominating and corporate governance committee

        Alexis V. Lukianov has served as our President, Chief Executive Officer, and as one of our directors since July 1999, and as Chairman of our board of directors since February 2004. Mr. Lukianov has over 20 years of experience in the orthopedic industry with 15 years in senior management. From April 1996 to April 1997, Mr. Lukianov was a founder of and served as Chairman of the Board and Chief Executive Officer of BackCare Group, Inc., a spine physician practice management company. From January 1990 to October 1995, Mr. Lukianov held various positions with Sofamor Danek, Inc., a developer and manufacturer of medical devices to treat disorders of the cranium and spine, and a subsidiary of Medtronic, Inc., a publicly traded medical technology company, and various of its predecessor entities, including as their Vice President, Marketing, Senior Vice President, Sales and Marketing, President and Executive Vice President, Global Corporate Development.

        Kevin C. O'Boyle has served as our Chief Financial Officer since January 2003. From December 1996 to December 2002, Mr. O'Boyle served in various positions at ChromaVision Medical Systems, Inc., a publicly traded medical device firm specializing in the oncology market, including as its Chief Financial Officer and Chief Operating Officer. From December 1989 to November 1996, Mr. O'Boyle held various positions with Albert Fisher North America, Inc., a publicly traded international food company, including Chief Financial Officer and Senior Vice President of Operations. Mr. O'Boyle is a CPA and received a B.S. in Accounting from the Rochester Institute of Technology and successfully completed the Executive Management Program at the University of California at Los Angeles John E. Anderson Graduate Business School.

        Keith Valentine has served as our Executive Vice President since January 2002. Prior to that, he served as our Vice President of Marketing from January 2001 to January 2002. From January 2000 to

December 2000, Mr. Valentine served as Vice President of Marketing at ORATEC Interventions, Inc., a medical device company which was acquired by Smith & Nephew plc, also a medical device company, in 2002. From January 1992 to January 2000, Mr. Valentine served in various capacities at Medtronic Sofamor Danek, including Vice President of Marketing for the Rods Division and Group Director for the BMP Biologics program, the Interbody Sales Development effort and International Sales and Marketing. Mr. Valentine received a B.B.A. in Management and Biomedical Sciences from Western Michigan University.

        G. Rogan Fry has held various executive positions with us since March 2000, including serving as our Senior Vice President, Corporate Development, Vice President, International Sales and Marketing and Vice President, Sales and Marketing. From August 1999 to March 2000, he served as a sales and marketing consultant to us and various other medical device companies with Senior Associates, a consulting firm. From August 1997 to August 1999, Mr. Fry provided consulting services to various medical device companies with CrossBorder Management, a consulting firm. From June 1996 to July 1997, Mr. Fry served as the President and Chief Operating Officer of BackCare Group, a spine physician practice management company. Mr. Fry received a B.S. in Business Administration from The Citadel and an M.B.A. from the University of Southern Mississippi.

        Patrick Miles has served as our Vice President, Marketing since January 2001. From April 2000 to January 2001, Mr. Miles served as Director of Marketing for ORATEC Interventions, Inc., a medical device company. From June 1997 to March 2000, he served as Director of Marketing for Minimally Invasive Systems and Cervical Spine Systems for Medtronic Sofamor Danek. Mr. Miles received a B.S. in Finance from Mercer University.

        James J. Skinner has served as our Vice President, Sales since January 2004. From August 2002 to December 2003, he served as Vice President of Sales for Surgicon, Inc., a medical device manufacturer. From November 2001 to July 2002, he served as Senior Director, Neurosurgery Applications at Stereotaxis, Inc., a medical technology company. From 1994 to April 2001, Mr. Skinner served in various capacities at Medtronic Sofamor Danek, including as a Regional Sales Director for Spinal Implants and Group Director of Sales of Surgical Navigation Technologies. Mr. Skinner received a B.S. in Biology from Northeastern Illinois University.

        G. Bryan Cornwall, Ph.D., P.Eng. has served as our Vice President, Research and Development since January 2004. He also served in various capacities with us from April 1999 to February 2000, including as a Manager of Research and as a Project Engineer. Prior to re-joining us, from February 2000 to January 2004, Dr. Cornwall served in various capacities at MacroPore Biosurgery, Inc., a developer and manufacturer of medical devices and therapies, including as its Vice President of Research & Technology and as a Director of Research. From February 1998 to April 1999, Dr. Cornwall served as Senior Product Engineer at DePuy ACE, Inc., a designer and manufacturer of orthopedic trauma devices and a subsidiary of Johnson & Johnson Corporation, a manufacturer of healthcare and hygiene products. Dr. Cornwall received a B.S. in Mechanical Engineering, a Masters of Applied Science in Material Science and a Ph.D. in Mechanical Engineering specializing in Orthopaedic Biomechanics from Queen's University, Ontario, Canada.

        Jonathan D. Spangler has served as our Chief Patent Counsel and Group Director of Intellectual Property since September 2001. From August 1999 to August 2001, he served as Chief Patent Counsel for A-Med Systems, Inc., a privately held medical technology company. From September 1997 to July 1999, Mr. Spangler practiced law at the law firm of Arnold White & Durkee, specializing in patent and trade secret litigation involving medical devices. From June 1995 to September 1997, Mr. Spangler practiced with the law firm of Haugen & Nikolai, specializing in patent prosecution involving medical devices. Mr. Spangler also worked at the U.S. Patent and Trademark Office as an entry level examiner. Mr. Spangler is licensed to practice law in the States of California and Minnesota and before the U.S.

Patent and Trademark Office. Mr. Spangler received a B.S. degree in Biomedical Engineering from Marquette University and a J.D. from the University of Dayton School of Law.

        R. Lewis Bennett, Sr. has served as a member of our board of directors since August 2000. From November 2000 to June 2003, Mr. Bennett also served as our Executive Vice President. Prior to that, from August 2000 to November 2000, we retained Mr. Bennett to consult with us regarding sales, marketing and distribution strategies, education and training programs and to provide general guidance and customer feedback to our president. From January 1991 to August 2000, Mr. Bennett was Senior Vice President of Medtronic Sofamor Danek. From time to time, Mr. Bennett also serves as a business advisor and motivational speaker for the American Academy of Orthopedic Surgeons and the Congress of Neurological Surgeons.

        Jack R. Blair has been a member of our board of directors since August 2001. From 1980 until his retirement in 1998, Mr. Blair served in various capacities with Smith & Nephew, Inc. and Richards Medical Company, which was acquired by Smith & Nephew in 1986, most recently as group president of its North and South America and Japan operations from 1986 to 1998. From 1982 to 1986, he held the position of President of Richards Medical Company. Mr. Blair currently serves as chairman of the board of directors of dj Orthopedics, Inc., a medical device company, and as chairman of the board of directors of SCB Computer Technology, Inc., a provider of information technology consulting, outsourcing, and staffing services. He holds a B.A. in Government from Miami University and an M.B.A. from the University of California, Los Angeles.

        James C. Blair, Ph.D. has served as a member of our board of directors since December 1999. Since 1985, he has served as a general partner and managing member of Domain Associates, L.L.C., a venture capital management company focused on life sciences. Dr. Blair also serves on the board of directors of Vista Medical Technologies, Inc. and Pharmion Corporation, as well as several privately-held healthcare companies. Dr. Blair currently serves as an advisor to the Department of Molecular Biology at Princeton University and an advisor to the Department of Bioengineering at the University of Pennsylvania. He received a B.S.E. degree from Princeton University and an M.S.E. and Ph.D. in Electronic Engineering from the University of Pennsylvania.

        Lesley H. Howe has been a member of our board of directors since February 2004. Mr. Howe has over 35 years of experience in accounting, finance and business management within a variety of industries. From December 2001 to present, he has served as Chief Executive Officer of Consumer Networks LLC, a San Diego-based Internet marketing and promotions company. From 1997 to December 2001, Mr. Howe was an independent financial and business consultant advising clients on acquisition due diligence and negotiation strategies, as well as financing strategies. From 1974 to 1997, he was an audit partner of KPMG Peat Marwick LLP, an international accounting and auditing firm, and had been employed by KPMG since 1967. He served as area managing partner/managing partner of the Los Angeles office of KPMG from 1994 to 1997. Mr. Howe currently serves on the board of directors of P.F. Chang's China Bistro, Inc., an owner and operator of restaurants, and dj Orthopedics, Inc., a medical device company. Mr. Howe received a B.S. in business administration from the University of Arkansas.

        Joseph S. Lacob has served as a member of our board of directors since November 1998. Since 1987, Mr. Lacob has been a partner of Kleiner Perkins Caufield & Byers, a venture capital partnership. Mr. Lacob currently serves on the boards of directors of Sportsline.com, Inc., Corixa Corporation and Align Technology, Inc., as well as several privately-held companies. Mr. Lacob received a B.S. in Biological Sciences from the University of California, Irvine, an M.S. in Public Health from University of California, Los Angeles and an M.B.A. from the Stanford Graduate School of Business.

        Arda M. Minocherhomjee, Ph.D. has served as a member of our board of directors since May 2001. Since 1992, Dr. Minocherhomjee has served in various capacities for William Blair & Company, L.L.C., including, most recently, as a Principal. Since September 1998, Dr. Minocherhomjee has also served as a managing member of William Blair Capital Partners, L.L.C, an affiliate of William Blair & Company, L.L.C. He currently serves on the boards of directors of several privately-held pharmaceutical and medical device companies. Dr. Minocherhomjee received an M.S. in Pharmacology from the University of Toronto, a Ph.D. and M.B.A. from University of British Columbia, and was a post-doctoral fellow in pharmacology at University of Washington Medical School. William Blair & Company is one of the underwriters of this offering.

Board Composition

        Our restated certificate of incorporation, which will be in effect upon the closing of this offering, will provide for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

        Effective upon the closing of this offering:

  •
  Our Class I directors will be Joseph S. Lacob and Arda Minocherhomjee.

  •
  Our Class II directors will be R. Lewis Bennett and Lesley Howe.

  •
  Our Class III directors will be Alexis Lukianov, James Blair and Jack Blair.

        Drs. Minocherhomjee and Blair and Messrs. Lacob, Blair and Howe are independent directors as defined by Rule 4200(a)(14) of the National Association of Securities Dealers listing standards.

        Our restated bylaws to be in effect upon completion of this offering provide that the authorized number of directors, which will be seven, may be changed by a resolution adopted by at least two-thirds of our directors then in office or by at least two-thirds of our stockholders at our annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

Board Committees

        Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

  Audit Committee

        Our audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee: reviews and monitors our accounting practices and financial statements; appoints, determines funding for, and oversees our independent auditors; reviews the results and scope of audits; approves the retention of the independent auditors to perform any proposed permissible non-audit services; and reviews and evaluates our audit and control functions. Upon the effective date of this offering, the audit committee will consist of Messrs. Blair and Howe and Dr. Blair, each of whom is an independent director. Mr. Howe is an audit committee financial expert under the Securities and Exchange Commission, or SEC, rules and regulations.

        Both our independent auditors and internal financial personnel meet privately with our audit committee and have unrestricted access to the audit committee.

  Compensation Committee

        Our compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The compensation committee makes decisions and recommendations regarding salaries, benefits and incentive compensation for our directors and executive officers, and administers our incentive compensation and benefit plans, including our 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan. Upon the effective date of this offering, our compensation committee will consist of Drs. Blair and Minocherhomjee and Mr. Lacob.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The nominating and corporate governance committee identifies and approves individuals qualified to serve as members of our board of directors, selects director nominees for our annual meetings of stockholders, evaluates our board's performance and develops and recommends to our board corporate governance guidelines and provides oversight with respect to corporate governance and ethical conduct. Upon the effective date of this offering, our nominating and corporate governance committee will consist of Dr. Blair and Messrs. Blair and Lacob.

  Other Committees

        Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

        In fiscal year 2003, we did not have a formal compensation committee. Our entire board of directors performed the functions of a compensation committee. Alexis V. Lukianov, our President, Chief Executive Officer and Chairman of our board of directors, and R. Lewis Bennett, our former Executive Vice President, participated, as members of our board of directors, in deliberations concerning executive officer compensation.

        No member of our compensation committee is currently an officer or employee of our company. There is no interlocking relationship between any of our executive officers and compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand, nor has any such interlocking relationship existed in the past.

Director Compensation

        In 2003, we granted no stock options to our non-employee directors. In February 2004, we granted a non-statutory stock option to purchase 24,000 shares of our common stock to each non-employee director (each, a "Director Option"). Our 2004 Equity Incentive Plan, or the 2004 Plan, provides for an automatic grant of an option to purchase 24,000 shares of our common stock (the "Initial Option") to each non-employee director who first becomes a non-employee director after the date the 2004 Plan becomes effective. The 2004 Plan also provides for an automatic annual grant of an option to purchase 6,000 shares of our common stock (the "Annual Option") to each non-employee director within 30 days after the date of each annual meeting of the stockholders that occurs on or after the date the 2004 Plan first becomes effective. However, a non-employee director granted an Initial Option on, or within a period of six months prior to, the date of an annual meeting of stockholders will not be granted an Annual Option with respect to that annual stockholders' meeting.

        Each Director Option, Initial Option and Annual Option will have an exercise price equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years. Each Initial Option and Director Option will vest and become exercisable in 48 equal installments on each monthly anniversary of the date of grant of the option for so long as the non-employee director continuously remains a director of, or a consultant to, our company. However, in the event of retirement of a non-employee director during the vesting period of his or her Director Option or Initial Option, the Director Option or Initial Option shall automatically vest on an accelerated basis to the extent it would have vested if the non-employee director had remained a director of, or consultant to, our company through the end of the calendar year in which he or she retired. The remaining unvested shares, if any, will be forfeited and returned to the 2004 Plan. The Annual Option will vest and become exercisable in 12 equal installments on each monthly anniversary of the date of the grant of the option for so long as the non-employee director continuously remains a director of, or a consultant to, our company. All automatic non-employee director options granted under the 2004 Plan will be non-statutory stock options. Options must be exercised, if at all, within three months after a non-employee director's termination of service, except in the case of death, in which event the director's estate shall have one year from the date of death to exercise the option. In no event, however, shall any option granted to a director be exercisable later than the expiration of the option's term. In the event of our merger with another corporation or another change of control, all automatic non-employee director options will become fully vested and exercisable. For a description of these plans, see "Stock Option and Stock Purchase Plans" below.

        We currently do not pay cash compensation to non-employee directors for their service as directors. Upon completion of this offering, we intend to pay a $10,000 annual retainer to our audit committee chairperson. We also intend to pay our audit committee chairperson $1,000 per meeting attended and each of the other audit committee members $500 per meeting attended. We intend to pay our compensation committee chairperson and our nominating and corporate governance committee chairperson $500 per meeting attended and each of the other members of the compensation and nominating and corporate governance committees $250 per meeting attended. In addition, we intend to promptly reimburse all of our non-employee directors for reasonable expenses incurred to attend meetings of our board of directors and its committees.

Executive Compensation

        The following table sets forth all compensation received during the year ended December 31, 2003 by our Chief Executive Officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the named executive officers in this prospectus. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation(1)		Securities Underlying Options	All Other Compensation(4)
Alexis V. Lukianov President, Chief Executive Officer and Chairman of the Board	$370,008	$175,875	$49,030	(2)	80,000	$1,440
Kevin C. O'Boyle Vice President, Finance and Chief Financial Officer	220,817	—	24,433	(3)	160,000	1,296
Keith Valentine Executive Vice President	249,996	72,450	—		20,000	1,391
Patrick Miles Vice President, Marketing	200,004	60,000	—		20,000	835
Jonathan D. Spangler Chief Patent Counsel	180,000	33,000	—		10,000	720

(1)
In accordance with the rules of the SEC, the other annual compensation disclosed in this table does not include various perquisites and other personal benefits received by a named executive officer that does not exceed the lesser of $50,000 or 10% of such officer's salary and bonus disclosed in this table.

(2)
Represents reimbursement for taxes owed with respect to a loan we made to Mr. Lukianov in February 2000 in connection with a bonus agreement entered into between us and Mr. Lukianov. See "Certain Relationships and Related Transactions—Loans to Executive Officers" for more detail regarding the loan and bonus agreement.

(3)
Represents reimbursement for relocation expenses.

(4)
Represents premium payments made for term life insurance policies in the amount of four times the officer's annual salary up to $1,000,000. There is no cash surrender value under the insurance policies.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding options granted to each of our named executive officers during fiscal year 2003. Potential realizable value is based upon the initial public offering price of $11.00 per share, and is net of the exercise price. These assumed 5% and 10% rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to the named executive officers during 2003. Each of the outstanding options listed below may be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option. The percentage of total options is based upon options to purchase an aggregate of 608,800 shares of common stock granted to our employees under our 1998 Stock Option/Stock Issuance

Plan, or 1998 Plan, during the year ended December 31, 2003. All options granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

	Individual Grants
						Potential Realizable Value at Assumed Annual Rates of Appreciation of Stock Price for Option Term
	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year
Name				Exercise Price Per Share	Expiration Date
						5%	10%
Alexis V. Lukianov	80,000	(1)	13.1%	$0.63	01/14/13	$1,351,331	$2,151,769
Kevin C. O'Boyle	160,000	(1)	26.3	0.63	01/14/13	$2,702,662	$4,303,538
Keith Valentine	20,000	(2)	3.3	0.63	01/14/13	$337,833	$537,942
Patrick Miles	20,000	(2)	3.3	0.63	01/14/13	$337,833	$537,942
Jonathan D. Spangler	10,000	(2)	1.6	0.63	01/14/13	$168,916	$268,971

(1)
To the extent not already vested, 50% of these option shares may vest on an accelerated basis in the event of our liquidation or dissolution or a merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction or upon the sale of substantially all of our assets. The remaining 50% will vest on an accelerated basis upon the earlier of (a) the officer's involuntary or constructive termination following such corporate event or (b) the date 12 months following such corporate event.

(2)
To the extent not already vested, 50% of these option shares may vest on an accelerated basis in the event of our liquidation or dissolution or a merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction or upon the sale of substantially all of our assets. The remaining 50% will vest on an accelerated basis upon the involuntary or constructive termination of the officer within 12 months following such corporate event.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table shows information concerning the number and value of unexercised options held by each of our named executive officers at December 31, 2003. The fiscal year-end value of unexercised in-the-money options listed below has been calculated based on the initial public offering price of $11.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options. No options were exercised by the named executive officers during the fiscal year completed December 31, 2003.

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Alexis V. Lukianov	—	—	140,000	—	$1,452,500	$—
Kevin C. O'Boyle	—	—	160,000	—	1,660,000	—
Keith Valentine	—	—	80,000	—	830,000	—
Patrick Miles	—	—	60,000	—	622,500	—
Jonathan D. Spangler	—	—	70,000	—	726,250	—

(1)
Each of the outstanding options listed below may be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option.

Employment and Change of Control Agreements

        In July 1999, we entered into and, in January 2004, subsequently amended an employment agreement with Alexis V. Lukianov to serve as our President and Chief Executive Officer and a member of our board of directors. Under this agreement, Mr. Lukianov was originally granted stock options to purchase 184,800 shares of our common stock at an exercise price of $0.63 per share, subject to certain vesting requirements. In the event that Mr. Lukianov's employment is terminated without cause prior to a change of control or sale of our company, we are required to pay him an amount equal to his compensation earned with respect to the most recently completed calendar year. In addition, in the event that Mr. Lukianov is terminated without cause or constructively terminated following a change of control or sale of our company, we are required to pay him an amount equal to up to two hundred percent of his compensation earned with respect to the most recently completed calendar year. Upon a change of control or sale of our company in which our stock options are assumed by the acquiror, fifty percent of Mr. Lukianov's unvested stock options will vest immediately and the remaining fifty percent will vest upon the earlier of (i) the date Mr. Lukianov is terminated without cause or constructively terminated and (ii) one year following the change or control or sale provided that Mr. Lukianov has not resigned his position. All of Mr. Lukianov's unvested stock options will vest immediately in the event that our stock options are not assumed by an acquiror upon a change of control or sale of our company. Mr. Lukianov's current annual salary is approximately $390,000. Pursuant to the agreement, Mr. Lukianov was reimbursed for approximately $120,000 of moving and related expenses in connection with his relocation to San Diego, California.

        In December 2002, we entered into and, in January 2004, subsequently amended an employment agreement with Kevin C. O'Boyle to serve as our Chief Financial Officer. Under this agreement, Mr. O'Boyle was originally granted stock options to purchase 160,000 shares of our common stock at an exercise price of $0.63 per share, subject to certain vesting requirements. In the event that Mr. O'Boyle's employment is terminated without cause prior to a change in control or sale of our company, we are required to pay him an amount equal to his compensation earned with respect to the most recently completed calendar year. In addition, in the event that Mr. O'Boyle is terminated without cause or constructively terminated following a change of control or sale of our company, we are required to pay him an amount equal to up to one hundred and fifty percent of his compensation earned with respect to the most recently completed calendar year. Upon a change of control or sale of our company in which our stock options are assumed by the acquiror, fifty percent of Mr. O'Boyle's unvested stock options will vest immediately the remaining fifty percent will vest upon the earlier of (i) the date Mr. O'Boyle is terminated without cause or constructively terminated and (ii) one year following the change or control or sale provided that Mr. O'Boyle has not resigned his position. All of Mr. O'Boyle's unvested stock options will vest immediately in the event that our stock options are not assumed by an acquiror upon a change of control or sale of our company. Mr. O'Boyle's current annual salary is approximately $225,000. Pursuant to the agreement, Mr. O'Boyle was reimbursed for approximately $70,000 of moving and related expenses in connection with his relocation to San Diego, California and was guaranteed a minimum bonus of $30,000 upon the completion of his first full year of service to our company.

        We entered into employment agreements with each of the following members of our management team: Keith Valentine, G. Rogan Fry, Patrick Miles, James J. Skinner, G. Bryan Cornwall and Jonathan D. Spangler. These agreements each provide that in the event that the employee is terminated without cause prior to a change of control or sale of our company, we are required to pay such employee an amount equal to seventy-five percent of his compensation earned with respect to the most recently completed calendar year. In addition, these agreements each provide that in the event that the employee is terminated without cause following a change of control or sale of our company, we are required to pay such employee an amount equal to up to one hundred percent of such employee's compensation earned with respect to the most recently completed calendar year.

  Other Agreements

        All of our current employees and consultants have entered into agreements with us relating to the protection of our confidential information and the assignment of inventions.

        Other than those employees covered by employment agreements, none of our employees are employed for a specified term and each employee's employment with us is subject to termination at any time by either party for any reason, with or without cause.

Stock Option and Stock Purchase Plans

  1998 Stock Option/Stock Issuance Plan

        Our 1998 Stock Option/Stock Issuance Plan, or the 1998 Plan, was adopted by our board of directors and approved by our stockholders in October 1998. The 1998 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, to employees and for the grant of non-statutory stock options and restricted stock to employees, consultants, and non-employee directors. A total of 4,280,000 shares of our common stock have been authorized and reserved for issuance under the 1998 Plan. As of March 31, 2004, options to purchase a total of 2,423,509 shares of common stock, with a weighted exercise price of $2.78 per share, were outstanding under the 1998 Plan.

        Upon the effectiveness of our initial public offering, we will no longer issue any additional options under the 1998 Plan. Although no future options will be granted under this plan, all options previously granted under the 1998 Plan will continue to be outstanding and will be administered under the terms and conditions of the 1998 Plan.

        Our board of directors, or a committee thereof, will continue to administer the 1998 Plan. The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all non-statutory stock options granted under the 1998 Plan shall be determined by our board of directors, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all our classes of stock (including stock of any parent or subsidiary or ours), the exercise price of any incentive stock option or non-statutory stock option granted must equal at least 110% of the fair market value on the grant date. The 1998 Plan provides for an option term of up to 10 years, but not to exceed five years for incentive stock options granted to 10% stockholders. The purchase price of restricted stock issued under the 1998 Plan shall be determined by the board, but in no event may be less than 85% of the fair market value on the date of issuance. With respect to 10% stockholders, the purchase price of restricted stock must equal at least 110% of the fair market value on the date of issuance. Generally, options granted under the 1998 Plan vest as to 25% of the shares on the first anniversary of the date of grant and, as to the balance of the shares, in 36 successive equal monthly installments thereafter.

        If an optionee's service terminates for any reason other than death, disability or misconduct, the optionee may exercise his or her vested options prior to the earlier of their expiration date or three months following the date of termination. In the event the optionee's service terminates as a result of the optionee's death or disability, the options vested as of the date of death or disability, as applicable, may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's death or disability, as applicable. If an optionee's service is terminated by the company for misconduct, all outstanding options shall terminate concurrently with the optionee's termination of service.

        Incentive stock options are non-transferable other than by will or the laws of descent and distribution following the optionee's death. Non-statutory stock options may be transferred by will or the laws of descent and distribution and, during the lifetime of the optionee, to one or more members of the optionee's immediate family to the extent permitted by the plan administrator.

        In the event of a corporate transaction where the acquiror assumes or replaces options granted under the 1998 Plan, options issued under the 1998 Plan will not be subject to accelerated vesting unless provided otherwise by agreement with the optionee. In the event of a corporate transaction where the acquiror does not assume or replace options granted under the 1998 Plan, such outstanding options will become fully vested and exercisable immediately prior to the consummation of the corporate transaction. In the event of a corporate transaction where the acquiror does not assume options granted under the 1998 Plan, such outstanding options will terminate upon the consummation of the corporate transaction.

        The 1998 Plan will terminate automatically in 2008 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the 1998 Plan. To the extent necessary to comply with applicable law, the company will obtain stockholder approval of any amendment to the 1998 Plan in such a manner and to such a degree as required.

  Summary of the 2004 Equity Incentive Plan

        A copy of our 2004 Equity Incentive Plan, or the 2004 Plan, is attached as an exhibit to the registration statement of which this prospectus forms a part. The following description of the 2004 Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2004 Plan.

  General

        In February 2004, our board of directors approved the 2004 Plan. Our stockholders approved the 2004 Plan in March 2004. Our board of directors and our stockholders previously adopted the 1998 Plan. Upon the effectiveness of our initial public offering, we will no longer issue any options under the 1998 Plan and the issuance of options will be made solely under the 2004 Plan. Although no future options will be granted under the 1998 Plan, all options previously granted under the 1998 Plan will continue to be administered under the 1998 Plan.

        The purpose of the 2004 Plan is to enhance the long-term stockholders' value of our company by offering opportunities to eligible individuals to participate in the growth in value of the equity of our company. Stock options, stock appreciation rights, stock awards and cash awards, which we collectively refer to as Awards, may be granted under the 2004 Plan. Options granted under the 2004 Plan may be either "incentive stock options", as defined under Section 422 of the Internal Revenue Code, or non-statutory stock options.

  Share Reserve

        We have reserved a total of 800,000 shares of our common stock, subject to adjustment, for issuance under the 2004 Plan. In addition, any authorized shares neither issued nor subject to outstanding grants under the 1998 Plan, on the effective date of our initial public offering, as well as any shares that

  •
  are issuable upon exercise of options granted pursuant to the 1998 Plan that expire or become unexercisable for any reason without having been exercised in full, and

  •
  are forfeited or repurchased under the 1998 Plan,

will be available for grant under the 2004 Plan. All future Awards granted on or after the effective date of our initial public offering will be granted under the 2004 Plan.

  Automatic Annual Increase of Share Reserve.

        The 2004 Plan provides that the share reserve will be cumulatively increased on January 1 of each year, beginning January 1, 2005, by a number of shares that is equal to the least of:

  •
  4% of the number of our shares issued and outstanding on the immediately preceding December 31;

  •
  4,000,000 shares; or

  •
  a number of shares set by our board of directors.

  Administration

        The 2004 Plan will be administered by the compensation committee of our board of directors. The compensation committee has delegated to the Chief Executive Officer the authority to grant Awards to non-executive level employees in accordance with guidelines established by our board of directors and in compliance with applicable law, and it may delegate certain responsibilities to an employee of ours (as applicable, the Compensation Committee, Chief Executive Officer or other delegate is referred to as the "Administrator").

  Eligibility

        Non-statutory stock options, stock appreciation rights, stock awards and cash awards may be granted under the 2004 Plan to employees, directors and consultants of ours, our affiliates and subsidiaries. Incentive stock options may be granted only to employees of ours, our subsidiaries or an affiliate of ours. The Administrator, in its discretion, approves options, stock appreciation rights, stock awards and cash awards to be granted under the 2004 Plan.

  Termination of Award

        Generally, if an awardee's services to us as an employee, consultant or director terminates other than by reason of death, disability, retirement or for cause, vested options and stock appreciate rights will remain exercisable for a period of three months following the awardee's termination. Unless otherwise provided for by the Administrator in the Award agreement, if an awardee dies or becomes totally and permanently disabled while an employee or consultant or director, the awardee's vested options and stock appreciate rights will be exercisable for twelve months following the awardee's death or disability, or if earlier, the expiration of the term of such Award.

  Nontransferability of Awards

        Unless otherwise determined by the Administrator, Awards granted under the 2004 Plan are not transferable other than by will, a domestic relations order, or the laws of descent and distribution and may be exercised during the awardee's lifetime only by the awardee.

Stock Options

  Exercise Price

        The Administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant of such option. With respect to any awardee who owns stock possessing more than 10% of the voting power of all our classes of stock (including stock of any parent or subsidiary of ours), the exercise price of any incentive stock option may not be less than 110% of the fair market value of our common stock on the date of grant of such option. The exercise price of a non-statutory stock option may not be less than 85% of the fair market value of our common stock on the date of grant of such option. Certain replacement options with lower exercise prices may be granted to employees of ours or entities that we acquire to replace that employee's existing options. The fair market value of our common stock is generally the closing sales price as quoted on the Nasdaq National Market.

  Exercise of Option; Form of Consideration

        The Administrator determines when options become exercisable. The means of payment for shares issued on exercise of an option are specified in each Award agreement and the 2004 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock (with some restrictions), or broker assisted same day sales.

  Term of Option

        The term of an option may be no more than ten years from its date of grant. No option may be exercised after the expiration of its term. With respect to any incentive stock option granted to an awardee who owns stock possessing more than 10% of the voting power of all our classes of stock (including stock of any parent or subsidiary of ours), the term of the incentive stock option may be no more than five years from its date of grant.

Stock Appreciation Rights

        The Administrator may grant stock appreciation rights alone, in addition to, or in tandem with any other Awards under the 2004 Plan. Stock appreciation rights entitle the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Administrator. The excess amount will be payable in ordinary shares, in cash or in a combination thereof, as determined by the Administrator. The terms and conditions of a stock appreciation right will be found in an Award agreement. The grant of a stock appreciation right may be made contingent upon the achievement of performance conditions, including net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, customer satisfaction indicators, and guaranteed efficiency measures, each with respect to our company and/or an individual business unit.

Stock Awards

        The Administrator may grant stock awards of restricted shares as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by the Administrator. The terms and conditions of a stock award will be found in an Award agreement. Vesting and restrictions on the ability to exercise such stock awards may be conditioned upon the achievement of one or more goals, including those related to net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, customer satisfaction indicators and guaranteed efficiency measures, each with respect to our company and/or an individual business unit, as determined by the Administrator in its discretion. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

Cash Awards

        The Administrator may grant cash awards, which entitle the recipient to a cash payment on the satisfaction of performance goals described in the Award. The Administrator determines the terms, conditions and restrictions related to cash awards.

Adjustments on Changes in Capitalization, Merger or Change in Control

  Changes in Capitalization

        In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, spin-off or similar change to our capital structure, appropriate adjustments will be made to:

  •
  the number and class of securities subject to the 2004 Plan;

  •
  the number and class of securities that may be awarded to any individual under the 2004 Plan; and

  •
  the exercise price and number and class of securities under each outstanding Award.

        Any such adjustments will be made by our board of directors in its absolute discretion, and its decision of will be final, binding and conclusive.

  Merger or Change in Control

        Generally, in the event of (a) a merger or consolidation in which we are not the surviving corporation, (b) a merger in which we are the surviving corporation but after which our stockholders immediately prior to such merger cease to own their shares or other equity interest in us, (c) the sale of substantially all of our assets, or (d) the acquisition, sale, or transfer of more than 50% of our outstanding shares by tender offer or similar transaction, any or all outstanding Awards may be assumed, converted, replaced or substituted. In the event such successor corporation (if any) does not assume or substitute Awards, the vesting with respect to such Awards will accelerate so that the Awards may be exercised before the closing or completion of one of the transactions described above, but then terminate.

        In addition, our board of directors may also specify that other transactions or events constitute a change in control and may provide for the accelerated vesting of shares which are the subject of Awards and take any one or more of the actions described for a merger transaction. Our board of directors need not adopt the same rules for each Award under the 2004 Plan or for each holder of such Awards.

        In the event of a proposed dissolution or liquidation of our company, our board of directors may cause Awards to be fully vested and exercisable, but not after their expiration date, before the dissolution is completed but contingent on its completion.

  Non-Discretionary Grants to Outside Directors

        Under the 2004 Plan, non-employee directors receive a non-statutory option to purchase 24,000 shares of our common stock upon their initial election or appointment to our board of directors. The shares underlying these options vest in equal monthly installments, over a 48 month period, as measured from the grant date. Under the 2004 Plan, non-employee directors who are serving on our board of directors will receive an option to purchase 24,000 shares of our common stock upon the effectiveness of the 2004 Plan. The shares underlying these options will likewise vest in equal monthly installments, over a 48 month period, as measured from the grant date.

        Non-employee directors who are re-elected to our board of directors are automatically granted an option to purchase 6,000 shares of our common stock, provided that the director has served on our board of directors for a period of at least six months. The shares underlying these options vest in equal monthly installments over a period of 12 months as measured from the grant date.

        Generally, upon a change in our ownership or control or a merger or sale of all or substantially all of our assets, the vesting of options granted to directors, who are then serving on our board of directors, will accelerate, and become immediately exercisable. For more details concerning compensation of directors, see "Director Compensation."

  Director Fee Option Grants

        The director fee option grant program, which may, in our board of directors' sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee board members the opportunity to apply a portion of an annual retainer fee (if one is paid), otherwise payable to them in cash each year, to the acquisition of special below-market option grants. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of common stock on the grant date. As a result, the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares will be equal to the portion of the retainer fee invested in that option. The option will vest and become exercisable for the option shares in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable and vested for all the option shares upon changes in the ownership or control of our company; or the death or disability of the optionee while serving as a board member. For more details concerning compensation of directors, see "Director Compensation."

  Amendment and Termination of the 2004 Plan

        Our board of directors may amend, alter, suspend or terminate the 2004 Plan, or any part thereof, at any time and for any reason. However, we will solicit stockholder approval for any amendment to the 2004 Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by our board of directors or stockholders may alter or impair any Award previously granted under the 2004 Plan without the written consent of the awardee. The 2004 Plan has a term of 10 years, but it may be terminated by our board of directors at any time.

Summary of the 2004 Employee Stock Purchase Plan

  General

        In February 2004, our board of directors adopted the 2004 Employee Stock Purchase Plan, or the Purchase Plan. Our stockholders approved the Purchase Plan in March 2004. The Purchase Plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. Copies of the Purchase Plan are attached as exhibits to the registration statement, of which this prospectus forms a part. The following descriptions of the Purchase Plan are summaries and are therefore qualified in their entirety by reference to the complete texts of the Purchase Plan. The Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

  Share Reserve

        A total of 100,000 shares of common stock have been reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the total number of shares available for issuance under this plan on January 1 of each year, by a number of shares that is equal to the least of:

  •
  1% of the outstanding shares of our common stock on that date;

  •
  600,000 shares; or

  •
  a lesser number determined by our board of directors.

  Administration

        Our board of directors, or a committee appointed by our board of directors, administers the Purchase Plan and has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility, subject to the limitations of Section 423 of the Internal Revenue Code.

  Eligibility

        Generally, persons are eligible to participate in the Purchase Plan if they have been employed by us or any participating subsidiary for at least 20 hours per week for at least 6 months prior to the first date of the purchase period. However, no person may participate in the Purchase Plan if, immediately after the grant of the stock purchase rights under the Purchase Plan, such person will own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary.

  Offering Periods

        The Purchase Plan provides for offering periods of 24 months or such shorter period as may be established by our board of directors. Each offering period includes four six-month purchase periods. The offering periods will start on May 15 and November 15 of each year; provided, however, that the initial offering period shall commence on the effective date of this offering and end on November 14, 2005.

  Payroll Deductions

        The Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant's compensation, up to a maximum of $25,000 per year, and up to a maximum of 1,000 shares per purchase period. Compensation includes regular salary payments, bonuses, incentive compensation, overtime pay and other compensation as determined from time to time by our board of directors, but excludes all other payments including long-term disability or workers' compensation payments, car allowances, relocation payments and expense reimbursements. Initially, all eligible employees will participate in the Purchase Plan at the 15% level. Immediately after the filing of a registration statement on Form S-8 with respect to the shares reserved under the Purchase Plan they may elect to lower their percentage.

  Purchase Price

        Amounts deducted and accumulated for the participant's account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment.

  Qualification under the Code

        The Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

  Nontransferability

        Stock purchase rights granted under the Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.

  Change in Control

        In the event of a merger or other corporate transaction, the Purchase Plan will continue for the remainder of all open offering periods following the merger or other corporate transaction and shares will be purchased based on the fair market value of the surviving corporation's stock on each purchase date (taking account of the exchange ratio where necessary) unless otherwise determined by the committee appointed by our board of directors. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the committee. In exercising its discretion, the committee could terminate the Purchase Plan after notice to participants.

  Amendment and Termination

        Our board of directors has the authority to amend or terminate the Purchase Plan at any time, including amendments to outstanding stock purchase rights under these plans, subject to required approvals of our stockholders in order for the Purchase Plan to qualify under Section 423 of the Internal Revenue Code or other applicable law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since January 1, 2001, we have not engaged in any transactions valued in excess of $60,000 with any of our executive officers, directors, or holders of more than 5% of our outstanding voting securities, other than the following transactions:

Issuances of Options

        We have granted stock options under our 1998 Plan to our directors, executive officers and holders of more than 5% of our outstanding voting securities to purchase the following shares of our common stock:

Year	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share
January 1, 2001—December 31, 2001	328,000	$0.70
January 1, 2002—December 31, 2002	614,000	0.63
January 1, 2003—December 31, 2003	400,000	0.63

        In addition, from January 1, 2004 through May 12, 2004, we granted options to purchase an aggregate of 1,020,500 shares of our common stock to our directors, executive officers and holders of more than 5% of our outstanding voting securities at a weighted average exercise price of $4.79 per share.

        The exercise price per share of underlying common stock for each of our issued options is equal to the fair market value per share of our common stock on the date of grant, as determined by our board of directors.

Issuances of Common Stock

        The following tables summarize the purchases of our common stock, since January 1, 2001, by our directors, executive officers and security holders who beneficially own more than 5% of any class of our voting securities.

        We issued and sold the shares of our common stock listed below upon exercise of stock options granted under our 1998 Plan:

Executive Officers	Number of Shares	Aggregate Purchase Price	Date of Purchase
Alexis V. Lukianov (President, Chief Executive Officer, and Chairman of the Board)	435,200	$186,300.00	07/10/02
Kevin C. O'Boyle (Vice President, Finance and Chief Financial Officer)	43,333	27,083.00	02/25/04
Keith Valentine (Executive Vice President)	140,000 67,500	97,500.00 42,187.50	07/10/02 02/20/04
Patrick Miles (Vice President, Marketing)	72,000 50,000	48,000.00 31,249.50	07/10/02 02/20/04
G. Rogan Fry (Senior Vice President, Corporate Development)	3,400 69,000	850.00 46,750.00	03/06/01 08/08/02
G. Bryan Cornwall (Vice President, Research & Development)	10,000	37,500.00	02/20/04
Jonathan D. Spangler (Chief Patent Counsel)	24,218	15,136.00	02/25/04
Steven McGowan (former Chief Financial Officer)(1)	174,000	92,250.00	07/10/02
Directors
James C. Blair, Ph.D.	8,000	2,000.00	03/02/04
5% Stockholders
Caisse de depot et placement du Quebec	5,000	$3,125.00	04/20/04
A.M. Pappas & Associates, L.L.C.	3,167	$1,979.25	05/03/04
Johnson & Johnson Development Corporation	3,166	$1,979.00	05/11/04

(1)
Pursuant to the separation agreement entered into by us and Mr. McGowan in November 2002, 59,754 of these shares were cancelled and returned to our 1998 Plan. See "Loans to Executive Officers" and "Employment Arrangements" for additional information regarding the separation agreement.

        We issued and sold the following shares of our common stock upon exercise of warrants issued in June and July 2003 in connection with the sale of our Series D-1 preferred stock:

Executive Officers	Number of Shares	Aggregate Purchase Price	Date of Purchase
Keith Valentine (Executive Vice President)	6,324	$3,952.50	02/20/04
G. Rogan Fry (Senior Vice President, Corporate Development)	3,162	1,976.00	02/20/04
Jonathan Spangler (Chief Patent Counsel)	790	494.00	02/25/04

Issuances of Preferred Stock and Warrants

        In May 2001, we issued and sold, in a private placement, 11,675,791 shares of our Series D preferred stock at a purchase price of $2.53 per share, for aggregate consideration of approximately $29.5 million. Upon completion of this offering, these shares will convert into 4,670,316 shares of our common stock.

        In July 2002 and June and July 2003, we issued and sold, in a private placement, 9,897,640 shares of our Series D-1 preferred stock at a purchase price of $2.53 per share and warrants to purchase 1,662,134 shares of our common stock at a purchase price of $0.0004 per share, for aggregate consideration of approximately $25.0 million. As of March 31, 2004, 21,342 shares of our common stock have been issued upon exercise of such warrants. Upon completion of this offering, the Series D-1 shares will convert into 3,959,056 shares of our common stock and we expect the remaining warrants that, by their terms, terminate upon completion of this offering, will be exercised.

        The purchasers of our Series D and Series D-1 preferred stock include the following directors, executive officers and security holders who beneficially own more than 5% of any class of our voting securities:

5% Stockholders(1)	Shares of Series D(2)	Shares of Series D-1(3)	Shares of Common Stock Underlying Warrants
Entities affiliated with William Blair Capital Partners, L.L.C.(5)	3,952,570	2,173,914	366,086
Entities affiliated with Kleiner Perkins Caufield & Byers, L.P.(6)	988,143	664,177	110,441
Entities affiliated with Enterprise Management Partners, L.P.(7)	988,143	118,578	18,972
Caisse de depot et placement du Quebec	2,766,799	1,627,738	277,916
Domain Partners IV, L.P. and affiliated entities(8)	790,514	810,277	133,818
A.M. Pappas Life Sciences Ventures II, L.P.	1,976,285	1,007,906	169,352
Johnson & Johnson Development Corporation	—	2,173,914	373,913
Directors & Executive Officers
Keith Valentine (Executive Vice President)	—	39,526	6,324	(4)
G. Rogan Fry (Senior Vice President, Corporate Development)	—	19,762	3,162	(4)
Jonathan D. Spangler (Chief Patent Counsel)	—	4,941	790	(4)

(1)
For additional detail as to the identities of the affiliated entities and additional information related to beneficial ownership of shares, see "Principal Stockholders."

(2)
Each share of Series D preferred stock will automatically convert into four-tenths of a share of our common stock immediately prior to completion of this offering because of the reverse stock split effected May 12, 2004, pursuant to which each two and one-half shares of our common stock were combined into one share of our common stock.

(3)
Each share of Series D-1 preferred stock will automatically convert into four-tenths of a share of our common stock immediately prior to completion of this offering because of the reverse stock split effected May 12, 2004, pursuant to which each two and one-half shares of our common stock were combined into one share of our common stock.

(4)
This warrant was fully exercised prior to March 31, 2004.

(5)
Includes 3,805,891 shares of Series D, 2,093,240 shares of Series D-1 and warrants to purchase 352,500 shares of common stock issued to William Blair Capital Partners VII QP, L.P. and 146,679 shares of Series D, 80,674 shares of Series D-1 and warrants to purchase 13,586 shares of common stock issued to William Blair Capital Partners VII, L.P. Arda M. Minocherhomjee, one of our directors, is a managing director and a member of William Blair Capital Partners, L.L.C., the general partner of the general partner of one or more of the William Blair entities, shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest. William Blair & Company, L.L.C. is an underwriter in this offering.

(6)
Includes 933,993 shares of Series D, 627,780 shares of Series D-1 and warrants to purchase 104,389 shares of common stock issued to Kleiner Perkins Caufield & Byers VIII, L.P. and 54,150 shares of Series D, 36,397 shares of Series D-1 and warrants to purchase 6,052 shares of common stock issued to KPCB VIII Founders Fund, L.P. Joseph S. Lacob, one of our directors, is a general partner of KPCB VIII Associates, L.P., which is the general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P., shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

(7)
Includes 819,435 shares of Series D, 98,333 shares of Series D-1 and warrants to purchase 15,733 shares of common stock issued to Enterprise Partners Annex Fund IV, L.P. and 168,708 shares of Series D, 20,245 shares of Series D-1 and warrants to purchase 3,239 shares of common stock issued to Enterprise Partners Annex Fund IV-A, L.P.

(8)
Includes 772,013 shares of Series D, 810,277 shares of Series D-1 and warrants to purchase 133,818 shares of common stock issued to Domain Partners IV, L.P. and 18,501 shares of Series D issued to DP IV Associates, L.P. James C. Blair, one of our directors, is a managing member of One Palmer Square Associates IV, L.L.C., the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P., shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

        In each of the preferred stock financings referenced above, we entered into various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights, rights of first offer, rights of first refusal and co-sale rights, among other things. We also amended and restated our amended and restated investors' rights agreement to include the participants in these preferred stock financings.

        These stockholder agreements and the rights granted therein, will terminate upon the completion of this offering, except for the registration rights granted under our second amended and restated investors' rights agreement, as amended. For a discussion of registration rights, see "Description of Capital Stock—Registration Rights."

Sales of Promissory Notes and Warrants

        In February and April 2001, we borrowed an aggregate of approximately $4.5 million from existing stockholders. We issued each lending party a convertible promissory note bearing interest at 5% per annum. In addition, we issued and sold each of these parties a warrant to purchase a number of shares of our Series D preferred stock for $0.01 per underlying share, such purchase price to be paid from interest accrued on the parties' notes upon conversion of such notes into our preferred stock. Each warrant has an exercise price of $2.53 per share and terminates upon completion of this offering.

        In May 2001, each of the convertible promissory notes referenced above was satisfied in full by converting each note into shares of our Series D preferred stock.

        The purchasers of our convertible promissory notes and warrants to purchase our Series D preferred stock included none of our executive officers or directors. However, such purchasers did include the following security holders who beneficially own more than 5% of any class of our voting securities, certain of whom are affiliates of certain of our directors, as described in the footnotes below:

5% Stockholders(1)	Principal Amount of February 2001 Loan	Principal Amount of April 2001 Loan	Shares of Series D Underlying Warrants(2)
Entities affiliated with Kleiner Perkins Caufield & Byers, L.P.(3)	$1,130,769	$565,384	77,857
Entities affiliated with Enterprise Management Partners, L.P.(4)	1,130,769	565,384	77,856
Domain Partners IV, L.P. and affiliated entities(5)	738,462	369,231	50,846

(1)
For additional detail as to the identities of the affiliated entities and additional information related to beneficial ownership of shares, see "Principal Stockholders."

(2)
Each of these warrants, by their terms, will terminate upon completion of this offering. Each share of our Series D preferred stock will automatically convert to four-tenths of a share of our common stock immediately prior to completion of this offering because of the reverse stock split effected on May 12, 2004, pursuant to which each two and one-half shares of our common stock were combined into one share of our common stock.

(3)
Includes warrants to purchase 73,590 shares of Series D preferred stock issued to Kleiner Perkins Caufield & Byers VIII, L.P. and warrants to purchase 4,267 shares of Series D preferred stock issued to KPCB VIII Founders Fund, L.P. Joseph S. Lacob, one of our directors, is a general partner of KPCB VIII Associates, L.P., which is the general partner of Kleiner Perkins Caufield & Byers VIII, L.P., and shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

(4)
Includes warrants to purchase 64,563 shares of Series D preferred stock issued to Enterprise Partners Annex Fund IV, L.P. and warrants to purchase 13,293 shares of Series D preferred stock issued to Enterprise Partners Annex Fund IV-A, L.P.

(5)
Includes warrants to purchase 49,655 shares of Series D preferred stock issued to Domain Partners IV, L.P. and warrants to purchase 1,191 shares of Series D preferred stock issued to DP IV Associates, L.P. James C. Blair, one of our directors, is a managing member of One Palmer Square Associates IV, L.L.C., the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P., shares voting and dispositive power with respect to the shares held by one or more of such entities, and disclaims beneficial ownership of such shares in which he has no pecuniary interest.

Loans to Executive Officers

        In July 2002, we extended loans to the executive officers in the amounts set forth in the table below in connection with the officers' purchases of shares of our common stock pursuant to exercises of stock options granted under our 1998 Plan. Such loans were evidenced by full recourse promissory notes, bore interest at a fixed annual rate of 6.0%, with the interest compounded annually, and were secured by a pledge of the shares of our common stock purchased pursuant to stock pledge agreements between us and the officers executed in July 2002.

Name of Executive Officer	Principal Amount of Loan
Alexis V. Lukianov	$185,212.00
Keith Valentine	97,150.00
Steven McGowan	91,815.00
Patrick Miles	47,820.00
G. Rogan Fry	46,577.50

        In November 2002, pursuant to the separation agreement between us and Mr. McGowan, we forgave and cancelled all principal and interest under Mr. McGowan's note. In addition, we forgave in full each of the remaining notes referenced above immediately prior to the filing of this registration statement.

        In February 2000, we extended a loan to Alexis V. Lukianov in the principal amount of $500,000, which loan was evidenced by a note and bore interest at a fixed annual rate of 6.56%, with the interest compounded annually. Pursuant to a bonus agreement entered into in February 2000 by us and Mr. Lukianov, we forgave the loan on February 24, 2004, and will assume and pay withholding obligations of approximately $653,000 arising from our forgiveness of the loan and the payment of such withholding obligations.

Consulting and Technology Transfer Arrangements

        In August 2001, we entered into a consulting agreement with James F. Marino, M.D., a former director and executive officer of ours, amending an earlier technology transfer and license agreement, dated November 10, 1998, to provide a license to us to any invention submitted by Dr. Marino within the field of minimally invasive spine surgery in exchange for a 5.0% royalty fee to Dr. Marino if the technology is subsequently commercialized (excluding those ideas for which final patent applications were filed on or before August 23, 2001). In September 2003, we entered into a separation agreement with Dr. Marino that terminated all prior agreements between us and Dr. Marino, including the consulting agreement dated August 23, 2001, and in February 2004, we executed a memorandum of understanding to clarify certain terms of the September 23, 2003 separation agreement. No payments were made to Dr. Marino in 2003 pursuant to the consulting agreement.

Employment Arrangements

        In November 2000, R. Lewis Bennett, one of our directors, began to serve as our executive vice president. Mr. Bennett was paid $160,000 in 2001, $115,500 in 2002 and $46,450 in 2003 for his services as our executive vice president. Mr. Bennett ceased to serve as our executive vice president in June 2003.

        In November 2002, we entered into an employment separation/consulting agreement and general release with Steven McGowan, formerly our chief financial officer. Under this agreement, as of October 15, 2002, Mr. McGowan ceased to be employed by us, but began to provide consulting services to us. We paid Mr. McGowan an aggregate of $207,681 in 2003 under this agreement. In addition, we forgave and cancelled a promissory note issued to us by Mr. McGowan in the principal amount of $91,815. See "Certain Relationships and Related Transactions—Loans to Executive Officers" for additional information regarding the promissory note.

        In January 2004, we amended our employment agreements with Alexis V. Lukianov and Kevin C. O'Boyle and we entered into employment agreements with Keith Valentine, G. Rogan Fry, Patrick Miles, James J. Skinner, G. Bryan Cornwall and Jonathan D. Spangler. For information on these employment agreements, please see "Management—Employment and Change of Control Arrangements."

Indemnification of Certain Directors and Executive Officers

        The Company has accrued, as of March 31, 2004, $146,000 for payment of expenses incurred by R. Lewis Bennett, Keith Valentine and Patrick Miles in connection with a litigation matter in the United States District Court for the Southern District of California against Medtronic, Inc. Although we believe it is our legal duty to indemnify Messrs. Bennett, Valentine and Miles for their legal expenses incurred in this lawsuit, we have been enjoined from providing further indemnification by the Circuit Court of Shelby County in Memphis, Tennessee and, as a result, have not paid any legal expenses in connection with the California action since June 2002. See "Risk Factors—We are currently involved in costly employment litigation and an adverse outcome may prevent certain of our employees from working for us or require us to pay significant damages" and "Business—Legal Proceedings" for further detail regarding this action.

Relationship with William Blair & Company, L.L.C.

        William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. are affiliates of William Blair & Company, L.L.C., and collectively hold in excess of 5% of our common stock. Additionally, in July 2001, we granted William Blair Capital Management VII, L.P. an option to purchase 8,000 shares of our common stock at an exercise price of $0.63 per share under our 1998 Plan, and in February 2004, we granted Arda M. Minocherhomjee, one of our directors, an option to purchase 24,000 shares of our common stock at an exercise price of $10.75 per share under our 1998 plan. These options are currently exercisable. Arda M. Minocherhomjee, one of our directors, is a managing director and a member of William Blair Capital Partners, L.L.C., which is the general partner of the general partner of William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. William Blair & Company, L.L.C. is one of the underwriters in this offering. Please see "Certain Relationships and Related Transactions—Issuances of Preferred Stock and Warrants" and "Underwriting" for information regarding William Blair & Company, L.L.C.

PRINCIPAL STOCKHOLDERS

        The following table shows information with respect to the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of the common stock being offered in this offering, by:

  •
  each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Each stockholder's percentage ownership before the offering is based on 16,842,983 shares of our common stock outstanding as of March 31, 2004 (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding and the exercise of warrants that, by their terms, terminate upon the closing of this offering). Each stockholder's percentage ownership after the offering is based on 23,342,983 shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to 975,000 additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

		Percentage of Shares Beneficially Owned(2)
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Before Offering	After Offering
Five Percent Stockholders
Entities affiliated with William Blair Capital Partners, L.L.C.(3)	2,848,680	16.88%	12.19%
Entities affiliated with Kleiner Perkins Caufield & Byers(4)	2,365,606	14.02	10.12
Caisse de depot et placement du Quebec(5)	2,043,731	12.13	8.75
Entities affiliated with Enterprise Management Partners, L.P.(6)	2,031,896	12.06	8.70
Domain Partners IV, L.P. and affiliated entities(7)	1,834,955	10.88	7.85
A.M. Pappas Life Sciences Ventures II, L.P.(8)	1,371,028	8.14	5.87
Johnson & Johnson Development Corporation(9)	1,251,479	7.43	5.36
Directors and Executive Officers
Alexis V. Lukianov(10)	935,200	5.39	3.92
Kevin C. O'Boyle(11)	250,000	1.47	1.06
Keith Valentine(12)	322,134	1.90	1.37
James J. Skinner(13)	158,000	*	*
Patrick Miles(14)	220,000	1.30	*
G. Bryan Cornwall(15)	80,500	*	*
G. Rogan Fry(16)	143,467	*	*
Jonathan D. Spangler(17)	84,766	*	*
R. Lewis Bennett(18)	92,041	*	*
Jack R. Blair(19)	46,000	*	*
James C. Blair(7)	1,834,955	10.88	7.85
Lesley H. Howe	24,000	*	*
Joseph S. Lacob(4)	2,365,606	14.02	10.12
Arda M. Minocherhomjee(3)	2,848,681	16.88	12.19
All executive officers and directors as a group (14 persons)(20)	9,405,350	51.29	37.87

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Unless otherwise indicated, the address of each stockholder is c/o NuVasive, Inc., 10065 Old Grove Road, San Diego, California 92131.

(2)
Beneficial ownership is based on information furnished by the individuals or entities. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from March 31, 2004 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

(3)
Consists of 2,712,152 shares of our common stock beneficially owned by William Blair Capital Partners VII QP, L.P., 104,528 shares beneficially owned by William Blair Capital Partners VII, L.P., 8,000 shares of our common stock issuable upon exercise of an option that is currently exercisable and held by William Blair Capital Management VII, L.P., the general partner of William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. and 24,000 shares of our common stock issuable upon exercise of an option that is currently exercisable and held by Arda M. Minocherhomjee, Ph.D. Dr. Minocherhomjee, a member of our board of directors, is a managing director and a member of William Blair Capital Partners, L.L.C., in such capacity, he, along with Robert D. Blank, Ellen Carnahan, David G. Chandler, Robert P. Healy, Timothy M. Murray and Gregg S. Newmark, other managing directors of William Blair Capital Partners, L.L.C., may be deemed to share voting and investment power with respect to the shares held by William Blair Capital Partners VII QP, L.P., William Blair Capital Partners VII, L.P. and William Blair Capital Management VII, L.P. William Blair Capital Partners VII QP, L.P., William Blair Capital Partners VII, L.P. and William Blair Capital Management VII, L.P. are affiliates of William Blair & Company, L.L.C., an underwriter in this offering. Dr. Minocherhomjee disclaims beneficial ownership of the shares owned by these funds, except to the extent of his proportionate pecuniary interest therein. The address for William Blair Capital Partners, L.L.C. is 227 West Monroe Street, 35th Floor, Chicago, Illinois 60606, attn: Arda M. Minocherhomjee.

(4)
Consists of 2,163,188 shares of our common stock beneficially owned by Kleiner Perkins Caufield & Byers VIII, L.P., 125,418 shares beneficially owned by KPCB VIII Founders Fund, L.P., 45,000 shares beneficially owned by KPCB Life Sciences Zaibatsu Fund II, L.P. and 32,000 shares of our common stock issuable upon exercise of an options that are currently exercisable and held by Joseph S. Lacob, one of our directors and a general partner of KPCB VIII Associates, L.P., which is the general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P. Mr. Lacob is also a general partner of KPCB VII Associates, L.P., which is the general partner of KPCB Life Sciences Zaibatsu Fund II, L.P. In such capacities, Mr. Lacob, along with Brook H. Byers, Kevin R. Compton, L. John Doerr, William R. Hearst III, Vinod Khosla and Douglas J. McKenzie, other general partners of both KPCB VII Associates, L.P. and KPCB VIII Associates, L.P., may be deemed to share voting and investment power with respect to the shares held by Kleiner Perkins Caufield & Byers VIII, L.P., KPCB VIII Founders Fund, L.P. and KPCB Life Sciences Zaibatsu Fund II, L.P. Mr. Lacob disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein. The address for Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025, attn: Joseph S. Lacob.

(5)
Includes 8,000 shares of our common stock issuable upon exercise of an option that is currently exercisable. The address for Caisse de depot et placement du Quebec is Place CDP Capital 1000 Jean-Paul Riopelle, Montréal, Québec, Canada H2Z2B3, attn: Jacques Douziech.

(6)
Consists of 1,415,966 shares of our common stock beneficially owned by Enterprise Partners IV, L.P., 123,128 shares beneficially owned by Enterprise Partners IV Associates, L.P., 408,665 shares beneficially owned by Enterprise Partners Annex Fund IV, L.P. and 84,137 shares beneficially owned by Enterprise Partners Annex Fund IV-A, L.P. Andrew Senyei, M.D., William Stensrud and James H. Berglund are general partners of the general partners of each of Enterprise Partners IV, L.P., Enterprise Partners Associates, L.P., Enterprise Partners Annex Fund IV, L.P. and Enterprise Partners Annex Fund IV-A, L.P. and may be deemed to share voting and investment control with regard to the shares held by such entities. The address for the Enterprise Partners funds is 2223 Avenida de la Playa, Suite 300, La Jolla, California 92037, attn: Andrew Senyei.

(7)
Consists of 1,771,478 shares of our common stock beneficially owned by Domain Partners IV, L.P., 31,477 shares beneficially owned by DP IV Associates, L.P., 8,000 shares of our common stock beneficially owned by James C. Blair, Ph.D. and 24,000 shares of our common stock issuable upon exercise of an option that is currently exercisable and held by Dr. Blair. Dr. Blair, one of our directors, is and a managing member of One Palmer Square Associates IV, L.L.C., the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. In such capacity, Dr. Blair, along with Brian Dovey, Robert More, Kathleen Schoemaker, and Jesse Treu, other managing members of One Palmer Square Associates IV, L.L.C., may be deemed to share voting and investment power with respect to the shares held by Domain Partners IV, L.P. and DP IV Associates, L.P.

  Dr. Blair disclaims beneficial ownership of the shares owned by these funds, except to the extent of his proportionate pecuniary interest therein. The address for the Domain entities is One Palmer Square, Princeton, New Jersey 08542, attn: Kathleen Schoemaker.

(8)
Includes 8,000 shares of our common stock issuable upon exercise of an option that is currently exercisable. Arthur M. Pappas, in his role as chairman of the Investment Committee of AMP&A Management II, LLC, the general partner of A.M. Pappas Life Science Ventures II, LP has voting and investment power with respect to the shares held by such entity. The address for A.M. Pappas Life Sciences Ventures II, L.P. is 7030 Kit Creek Road, P.O. Box 110287, Research Triangle Park, NC 27709, attn: Myles Greenberg.

(9)
Includes 8,000 shares of our common stock issuable upon exercise of an option that is currently exercisable and was issued to John Onopchenko, a former member of our board of directors and Vice President of Johnson & Johnson Development Corporation. The address for Johnson & Johnson Development Corporation is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, attn: John Onopchenko.

(10)
Includes 500,000 shares of our common stock issuable upon exercise of options that are currently exercisable.

(11)
Includes 206,667 shares of our common stock issuable upon exercise of options that are currently exercisable.

(12)
Includes 92,500 shares of our common stock issuable upon exercise of options that are currently exercisable.

(13)
Consists of 158,000 shares of our common stock issuable upon exercise of options that are currently exercisable.

(14)
Includes 98,000 shares of our common stock issuable upon exercise of options that are currently exercisable.

(15)
Includes 70,500 shares of our common stock issuable upon exercise of options that are currently exercisable.

(16)
Includes 60,000 shares of our common stock issuable upon exercise of options that are currently exercisable.

(17)
Includes 57,782 shares of our common stock issuable upon exercise of options that are currently exercisable.

(18)
Consists of 92,041 shares of our common stock issuable upon exercise of options that are currently exercisable.

(19)
Consists of 46,000 shares of our common stock issuable upon exercise of options that are currently exercisable.

(20)
Includes 2,824,680 shares beneficially owned by entities affiliated with William Blair Capital Partners, L.L.C. and attributed to Dr. Minocherhomjee; 2,333,606 shares beneficially owned by entities affiliated with Kleiner Perkins Caufield & Byers, L.P. and attributed to Mr. Lacob; and 1,810,955 shares beneficially owned by Domain Partners IV, L.P. and affiliates and attributed to Dr. Blair. Also includes 1,485,490 shares issuable upon exercise of options held by the executive officers and directors that are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the effectiveness of our restated certificate of incorporation, will consist of 70,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our restated certificate of incorporation and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

        As of March 31, 2004, there were 16,842,983 shares of our common stock outstanding and held by approximately 123 stockholders of record, assuming the conversion of each outstanding share of preferred stock into common stock upon the closing of this offering and the exercise of warrants to purchase 1,839,734 shares that, by their terms, terminate upon completion of this offering. After this offering, based on these assumptions, the issuance of 6,500,000 shares of common stock in this offering and assuming no additional exercise of stock options or other convertible or exercisable securities, there will be 23,342,983 shares of our common stock outstanding, or 24,317,983 shares if the underwriters exercise their over-allotment option in full.

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The holders of common stock are not entitled to cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Upon effectiveness of our restated certificate of incorporation and restated bylaws, our board of directors will be divided into three classes, with each director elected at an annual stockholders' meeting following the date of this offering serving a three-year term and one class being elected at each year's annual meeting of stockholders. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        As of March 31, 2004, there were 31,585,248 shares of preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of Series A preferred stock will be converted into four-tenths of a share of common stock, each outstanding share of Series B stock will be converted into approximately 0.4139 shares of common stock, each outstanding share of Series C stock will be converted into approximately 0.4282 shares of common stock, each outstanding share of Series D stock will be converted into four-tenths of a share of common stock and each outstanding share of Series D-1 stock will be converted into four-tenths of a share of common stock. Following the conversion, our certificate of incorporation will be restated to delete all references to the prior series of preferred stock and 5,000,000 shares of undesignated preferred stock, par value $0.001 will be authorized.

        Following this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Options

        As of March 31, 2004, options to purchase a total of 2,423,509 shares of common stock were outstanding. Options to purchase a total of 4,148 shares remain available for future issuance as of March 31, 2004 under our 1998 Plan and an additional 800,000 shares remain available for future issuance under our 2004 Plan adopted in connection with this offering.

Warrants

        As of March 31, 2004, there were outstanding warrants to purchase the following shares of our capital stock:

Description	# of Shares Before this Offering	Weighted Average Exercise Price Before this Offering	# of Shares of Common Stock After this Offering(1)	Weighted Average Exercise Price After this Offering
Series A Preferred Stock	87,500	$1.00	35,000	$2.50
Series B Preferred Stock	169,564	2.75	70,185	6.88
Series D Preferred Stock	230,275	2.53	92,110	6.33
Series D-1 Preferred Stock	104,289	3.29	41,716	8.23
Common Stock	1,731,060	0.63	1,731,060	0.63

Total	2,322,688		1,970,071

(1)
Following the offering, each share of Series B preferred stock subject to an outstanding warrant shall be converted into a right to acquire approximately 0.4139 shares of common stock and each share of Series A, Series D and Series D-1 preferred stock subject to an outstanding warrant shall be converted into a right to acquire 0.4 shares of common stock.

        The warrants to purchase our Series A preferred stock terminate five years from the effective date of this offering. A warrant to purchase 81,820 shares of our Series B preferred stock terminates on June 27, 2007. Warrants to purchase 23,716 shares of our Series D preferred stock terminate three years after the closing of this offering. A warrant to purchase 59,289 shares of our Series D-1 preferred stock terminates on January 9, 2013. A warrant to purchase 45,000 shares of our Series D-1 preferred stock terminates on March 12, 2014, or upon written notice and a payment of $10,000 to the holder by us prior to September 8, 2009. A warrant to purchase 10,268 shares of common stock terminates on January 9, 2013.

        Of the warrants described in the table above, warrants to purchase a total of 87,744 shares of Series B preferred stock, 206,559 shares of Series D preferred stock and 1,720,792 shares of common stock terminate upon completion of this offering. We expect that all of such warrants will be exercised prior to or in connection with this offering.

        Each of the warrants described in the table above, except two warrants to purchase an aggregate of 80,000 shares of our common stock, has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of the warrants described in the table above contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

        Following the completion of this offering, stockholders holding approximately 14,395,983 shares of our common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of warrants, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of at least 30% of the shares subject to these registration rights have the right, beginning no earlier than six months after the effective date of the registration statement filed with respect to this offering, on up to two occasions, to demand that we register shares under the Securities Act, subject to certain limitations, including that the aggregate offering price must be at least $10,000,000. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 30% of the shares subject to these registration rights may require us to file registrations statements under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price of at least $2,500,000. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration. We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Anti-Takeover Provisions

  Delaware Law

        We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

  Board of Directors Vacancies

        Our restated bylaws to be in effect at closing authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of two-thirds of the incumbent directors or two-thirds of the stockholders that are present at an annual meeting. These provisions may deter a stockholder from increasing the size of our board and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

  Staggered Board

        Our restated certificate of incorporation and restated bylaws to be in effect at closing provide that our board is classified into three classes of directors. The existence of a staggered board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror. Please see "Management—Board Composition" for more information regarding the staggered board.

  Stockholder Action; Special Meeting of Stockholders

        Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of our stockholders. Our restated bylaws further provide that special meetings of our stockholders may be called only by the President, Chief Executive Officer or Chairman of the board of directors or a majority of the board of directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our restated bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be received a reasonable time before the solicitation is made. Our restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

  Authorized But Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by the Nasdaq National Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

  Limitation of Liability and Indemnification Matters

        Our restated certificate of incorporation to be in effect upon completion of this offering provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by our directors. Under Delaware law, our directors have a fiduciary duty to us which is not eliminated by this provision and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock purchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our restated bylaws, any agreement, a vote of stockholders or otherwise. Our restated certificate of incorporation to be in effect upon completion of this offering eliminates the personal liability of directors to the fullest extent permitted by Delaware law. In addition, our restated certificate of incorporation and our restated bylaws provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

        Further, our restated bylaws to be in effect upon completion of this offering provide that we shall indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our restated bylaws also provide that we are empowered to indemnify our other officers, employees and agents as allowed by Delaware law. We are also empowered under our restated bylaws to enter into indemnification agreements with our directors, officers, employees, and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify.

        We have also entered into agreements to indemnify our directors and executive officers, to provide contractual indemnification in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have obtained liability insurance for our officers and directors and intend to obtain greater coverage.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents, other than the matters in Tennessee and California involving Medtronic, Inc., where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding, other than the Medtronic litigation, that may result in a claim for such indemnification. See "Risk Factors—We are currently involved in costly employment litigation and an adverse outcome may prevent certain of our employees from working for us or require us to pay significant damages," for further detail regarding the Medtronic litigation matters.

        We maintain directors' and officers' liability insurance and intend to continue to maintain this insurance in the future. We also have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

  Nasdaq National Market

        Our common stock has been approved for listing on the Nasdaq National Market under the trading symbol "NUVA."

  Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a person who holds our common stock other than:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation under U.S. income tax laws created or organized in or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion does not consider:

  •
  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

  •
  any state, local or foreign tax consequences;

  •
  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

  •
  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and United States expatriates;

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction;" or

  •
  a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, also known as the Code.

        The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the United States Internal Revenue Service or an opinion of counsel with respect to the federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL

ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. The distributions paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the distribution or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or attributable to a permanent establishment in the United States under an applicable income tax treaty, known as "United States trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is United States trade or business income, in which case such gain will be taxed in the same manner as gains of United States persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

  •
  the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to selected United States expatriates; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "United States real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a Non-U.S. Holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon completion of this offering, we will have outstanding 23,342,983 shares of common stock based upon our shares outstanding as of March 31, 2004, and assuming:

  •
  the conversion of all our outstanding convertible preferred stock into 12,724,363 shares of common stock immediately prior to the consummation of this offering;

  •
  the exercise of warrants to purchase 1,839,734 shares of common stock that, by their terms, terminate upon consummation of this offering; and

  •
  no exercise of the underwriters' overallotment option.

        Of the 23,342,983 shares to be outstanding upon completion of this offering, 6,500,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

        The remaining 16,842,983 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. All 16,842,983 of these remaining shares of common stock are held by officers, directors, and existing stockholders who are subject to various lock-up agreements or market stand-off provisions that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. Banc of America Securities LLC, in its discretion and at any time without notice, may release all or any portion of the common stock held by our officers, directors and existing stockholders subject to these lock-up agreements. Banc of America Securities LLC has agreed with Lehman Brothers that it will not, without the consent of Lehman Brothers, exercise its discretion to release all or any portion of the common stock held by our officers, directors and existing stockholders subject to these lockup agreements.

        As a result of the lock-up agreements and market stand-off provisions described above and the provisions of Rule 144, 144(k) or 701 of the Securities Act, the 16,842,983 shares of our common stock will be available for sale in the public market as follows:

  •
  14,981,906 shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described above, beginning 180 days after the date of this prospectus; and

  •
  1,861,077 shares, which includes 1,839,734 shares which we assume will be issued upon exercise of warrants that, by their terms, terminate upon consummation of this offering, will be eligible from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise such warrants using net issuance provisions or exercise available registration rights; however, in no event will such shares be eligible earlier than 180 days after the date of this prospectus.

Rule 144

        In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 233,430 shares immediately after this offering assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. 13,349,833 shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus; however, such shares will be subject to the lock-up agreements and market stand-off provisions described above.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied. 763,442 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however, such shares will be subject to the lock-up agreements and market stand-off provisions described above. 771,349 shares will qualify for resale under Rule 144(k) within 180 days after the date of this prospectus.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of March 31, 2004, 1,632,073 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180 day lockup period or upon obtaining the prior written consent of Banc of America Securities LLC to release all or any portion of the shares subject to lockup agreements to which Banc of America Securities LLC is a party. Banc of America Securities LLC has agreed with Lehman Brothers that it will not, without the consent of Lehman Brothers, exercise its discretion to release all or any portion of the shares subject to lockup agreements to which Banc of America Securities LLC is a party.

Registration Rights

        As described above in "Description of Capital Stock—Registration Rights," upon completion of this offering, the holders of approximately 14,395,983 shares of our common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of warrants, will have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities, subject to the 180 day lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

        In addition to the 23,342,983 shares of common stock outstanding immediately after this offering, as of March 31, 2004, there were outstanding options to purchase 2,423,509 shares of our common stock and outstanding warrants to purchase 130,336 shares of our common stock, assuming the exercise of warrants to purchase up to 1,839,734 shares of our common stock, which warrants, by their terms, terminate upon completion of this offering.

        As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under the 1998 Plan, 2004 Plan and Purchase Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, Rule 144 limitations applicable to our affiliates and the contractual lock-up agreements and market stand-off provisions described above.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Lehman Brothers Inc., Thomas Weisel Partners LLC and William Blair & Company, L.L.C. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	2,502,500
Lehman Brothers Inc.	2,502,500
Thomas Weisel Partners LLC	1,170,000
William Blair & Company, L.L.C.	325,000

Total	6,500,000

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.462 per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

  Over-Allotment Option

        We have granted the underwriters an over-allotment option to buy up to 975,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

  Discount and Commissions

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $1.7 million.

	Paid by Us
	No Exercise	Full Exercise
Per Share	$0.77	$0.77
Total	$5,005,000	$750,750

  Listing

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "NUVA."

  Stabilization

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

  IPO Pricing

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between us and the representatives of the underwriters. Among the factors considered in these negotiations were:

  •
  the history of, and prospects for, our company and the industry in which we compete; our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable U.S. securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

  Qualified Independent Underwriter

        Entities related to William Blair & Company have purchased and may hold more than 10% of our outstanding shares of common stock. As a result, William Blair & Company may be deemed to be our "affiliate" under the rules of the National Association of Securities Dealers, Inc., or NASD. This offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the NASD Conduct Rules. Rule 2720(c)(3) requires that the initial public offering price of the shares of common stock be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Accordingly, Lehman Brothers is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than that recommended by Lehman Brothers. We have agreed to indemnify Lehman Brothers against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

        The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

  Lock-up Agreements

        We, our directors and executive officers, holders of more than 98% of our outstanding stock, and the holders of over 98% of our outstanding stock options have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of

180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC. Banc of America Securities LLC has agreed that it will not, without the prior written consent of Lehman Brothers, exercise its consent to release shares from the lock-up agreements or allow the filing of (or demand for) a registration statement.

  Directed Share Program

        At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Lehman Brothers. The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

  Indemnification

        We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

  Conflicts/Affiliates

        The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Notice to Canadian Residents

  Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

  Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with the offering of the shares into Canada.

  Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

  Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an accredited investor as defined in section 1.1 of Multilateral Instrument 45-103 - Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an accredited investor, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 - Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located inQuébec, such purchaser is a sophisticated purchaser within the meaning of section 44 or 45 of the Securities Act (Québec).

  Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

  Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us on whose behalf the distribution is made shall have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights."

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

  Enforcement of Legal Rights

        We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets or the assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

  Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe LLP, San Diego, California. As of the date of this prospectus, certain attorneys of Heller Ehrman White & McAuliffe LLP hold an aggregate of 4,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to NuVasive and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.nuvasive.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
NUVASIVE, INC.
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
NuVasive, Inc.

        We have audited the accompanying consolidated balance sheets of NuVasive, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NuVasive, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                      /s/  ERNST & YOUNG LLP

San Diego, California
February 20, 2004,
except for paragraphs 3 through 5 of Note 9, as to which the date is
April 21, 2004

NUVASIVE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

				Pro forma stockholders' equity at March 31, 2004
	December 31,
			March 31, 2004
	2002	2003
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,906	$5,631	$7,458
Short-term investments	—	4,017	—
Accounts receivable, net	1,908	3,728	4,046
Inventory, net	2,460	5,048	4,553
Prepaid expenses and other current assets	1,196	428	425

Total current assets	12,470	18,852	16,482
Property and equipment, net	2,235	3,390	3,394
Note receivable from employee	146	21	—
Other assets	81	108	919

Total assets	$14,932	$22,371	$20,795

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,914	$5,036	$3,448
Accrued payroll and related expenses	1,859	2,242	2,436
Current portion of notes payable	898	3,493	4,353
Current portion of obligations under capital leases	548	306	204

Total current liabilities	5,219	11,077	10,441
Notes payable, less current portion	—	1,202	1,730
Obligations under capital leases, less current portion	329	22	31
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.001 par value; 33,347 shares authorized, 27,637, 31,586 and 31,586 shares, issued and outstanding at December 31, 2002 and 2003, and March 31, 2004, respectively, preference in liquidation of $74,426 at December 31, 2003 and March 31, 2004; no shares issued and outstanding pro forma (unaudited)	28	32	32	$—
Common stock, $.001 par value; 49,200 shares authorized, 1,790, 1,718 and 2,279 shares issued and outstanding at December 31, 2002 and 2003, and March 31, 2004, respectively; 15,003 shares issued and outstanding pro forma (unaudited)	4	4	6	38
Additional paid-in capital	63,996	75,044	83,512	83,512
Notes receivable from stockholders	(435)	(188)	—	—
Deferred compensation	(80)	(566)	(6,474)	(6,474)
Accumulated deficit	(54,129)	(64,256)	(68,483)	(68,483)

Total stockholders' equity	9,384	10,070	8,593	$8,593

Total liabilities and stockholders' equity	$14,932	$22,371	$20,795

See accompanying notes.

NUVASIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues:
MAS	$1,444	$5,269	$12,069	$2,065	$4,804
Classic fusion	1,120	6,991	10,586	2,385	2,785

Total revenues	2,564	12,260	22,655	4,450	7,588
Cost of goods sold	1,354	5,303	6,791	1,634	2,204

Gross profit	1,210	6,957	15,864	2,816	5,384
Operating expenses:
Research and development	7,331	6,107	6,310	1,490	1,963
Sales and marketing	6,885	10,024	12,609	2,261	3,562
General and administrative	4,458	5,568	6,185	1,719	1,882
Stock-based compensation	22	113	743	50	2,124

Total operating expenses	18,696	21,812	25,847	5,520	9,531
Interest income	585	197	138	36	25
Interest expense	(1,013)	(397)	(418)	(38)	(94)
Other income (expense), net	12	(55)	136	3	(11)

Net loss	(17,902)	(15,110)	(10,127)	(2,703)	(4,227)
Beneficial conversion of convertible debt	(320)	—	—	—	—

Net loss attributable to common stockholders	$(18,222)	$(15,110)	$(10,127)	(2,703)	(4,227)

Historical net loss per share:
Basic and diluted	$(23.88)	$(13.20)	$(6.30)	$(1.67)	$(2.33)

Weighted average shares—basic and diluted	763	1,145	1,607	1,617	1,816

Pro forma net loss per share:
Basic and diluted			$(0.75)		$(0.29)

Weighted average shares—basic and diluted			13,579		14,541

Stock-based compensation is allocated as follows:
Research and development	$18	$31	$479	$40	$623
Sales and marketing	—	—	148	2	727
General and administrative	4	82	116	8	774

Total stock-based compensation	$22	$113	$743	$50	$2,124

See accompanying notes.

NUVASIVE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)

	Preferred stock		Common stock			Notes receivable from stockholders
					Additional paid-in capital		Deferred compensation	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	10,012	$10	757	$2	$20,065	$—	$—	$(20,797)	$(720)
Issuance of Series D preferred stock warrants in connection with convertible debt offering and line of credit agreement	—	—	—	—	362	—	—	—	362
Issuance of Series D preferred stock in May 2001 at $2.53 per share for cash, net of issuance costs of $1,937	9,880	10	—	—	23,049	—	—	—	23,059
Issuance of Series D convertible preferred stock for conversion of notes, including interest of $44	1,796	2	—	—	4,542	—	—	—	4,544
Beneficial conversion of convertible debt					320			(320)	—
Imputed interest on convertible notes payable	—	—	—	—	91	—	—	—	91
Issuance of stock options to non-employees	—	—	—	—	22	—	—	—	22
Issuance of common stock for cash	—	—	38	—	9	—	—	—	9
Issuance of Series D preferred stock warrants for cash	—	—	—	—	1	—	—	—	1
Net loss and comprehensive loss	—	—	—	—	—	—	—	(17,902)	(17,902)

Balance at December 31, 2001	21,688	22	795	2	48,461	—	—	(39,019)	9,466

Issuance of Series D-1 convertible preferred stock in July 2002 at $2.53 per share for cash, net of issuance costs of $262	5,949	6	—	—	14,809	—	—	—	14,815
Issuance of common stock to non-employees	—	—	4	—	2	—	—	—	2
Issuance of common stock for cash and notes to employees	—	—	991	2	533	(523)	—	—	12
Issuance of stock options and warrants to non-employees	—	—	—	—	70	—	—	—	70
Interest accrued on notes from stockholders	—	—	—	—	—	(15)	—	—	(15)
Forgiveness of notes and interest due from stockholders	—	—	—	—	—	103	—	—	103
Deferred compensation	—	—	—	—	121	—	(121)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	41	—	41
Net loss and comprehensive loss	—	—	—	—	—	—	—	(15,110)	(15,110)

Balance at December 31, 2002	27,637	28	1,790	4	63,996	(435)	(80)	(54,129)	9,384

Issuance of Series D-1 convertible preferred stock in June and July 2003 at $2.53 per share for cash, net of issuance costs of $78	3,949	4	—	—	9,911	—	—	—	9,915
Redemption of common stock for intellectual property	—	—	(100)	—	(125)	—	—	—	(125)
Issuance of common stock for cash	—	—	113	—	57	—	—	—	57
Issuance of warrants to non-employees	—	—	—	—	33	—	—	—	33
Compensation expense related to issuance of stock options to non-employees	—	—	—	—	458	—	—	—	458
Interest on notes from stockholders	—	—	—	—	—	(13)	—	—	(13)
Forgiveness of notes and interest due from stockholders	—	—	(86)	—	(57)	226	—	—	169
Payment received on note receivable from stockholder	—	—	—	—	—	34	—	—	34
Deferred stock-based compensation	—	—	—	—	771	—	(771)	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	285	—	285
Net loss and comprehensive loss	—	—	—	—	—	—	—	(10,127)	(10,127)

Balance at December 31, 2003	31,586	32	1,717	4	75,044	(188)	(566)	(64,256)	10,070

Issuance of common stock for cash (unaudited)	—	—	562	2	412	—	—	—	414
Compensation expense related to issuance of stock options to non-employees (unaudited)	—	—	—	—	241	—	—	—	241
Interest on notes from stockholders (unaudited)	—	—	—	—	24	—	—	—	24
Forgiveness of notes and interest due from stockholders (unaudited)	—	—	—	—	—	188	—	—	188
Deferred stock-based compensation (unaudited)	—	—	—	—	7,791	—	(7,791)	—	—
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	—	1,883	—	1,883
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	—	—	(4,227)	(4,227)

Balance at March 31, 2004 (unaudited)	31,586	$32	2,279	$6	$83,512	$—	$(6,474)	$(68,483)	$8,593

See accompanying notes.

NUVASIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Operating activities:
Net loss	$(17,902)	$(15,110)	$(10,127)	$(2,703)	$(4,227)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	604	1,348	1,775	405	551
Interest on convertible notes payable	497	—	—	—	—
Amortization of loan fees	63	84	21	14	22
Stock-based compensation	—	41	285	27	1,883
Allowance for doubtful accounts	143	258	231	46	75
Allowance for excess and obsolete inventory	119	939	351	60	98
(Gain) loss on sale of fixed assets and intellectual property	—	55	(226)	—	—
Issuance of common stock and stock options to non-employees	22	43	458	39	241
Issuance of warrants	—	29	33	—	—
Interest accrued on notes from stockholders	—	(15)	(13)	(4)	—
Forgiveness of notes and interest due from related parties	229	228	295	126	209
Changes in operating assets and liabilities:
Accounts receivable	(1,171)	(1,102)	(2,051)	(403)	(393)
Inventory	(3,395)	(529)	(2,927)	(1,399)	397
Prepaid expenses and other current assets	63	(282)	768	667	30
Accounts payable and accrued liabilities	2,116	(1,356)	3,122	824	(1,588)
Accrued payroll and related expenses	260	1,371	383	(461)	194

Net cash used in operating activities	(18,352)	(13,998)	(7,622)	(2,762)	(2,508)
Investing activities:
Purchases of property and equipment	(774)	(1,259)	(2,841)	(377)	(554)
Proceeds from disposal of property and equipment	—	53	—	—	—
Sale (purchase) of short-term investments	—	—	(4,017)	—	4,017
Other assets	(16)	(757)	(48)	—	—

Net cash (used in) provided by investing activities	(790)	(1,963)	(6,906)	(377)	3,463
Financing activities:
Proceeds from notes payable	4,500	—	4,678	—	1,664
Payment of notes payable	(893)	(1,209)	(882)	(231)	(275)
Payment of capital leases	(297)	(507)	(549)	(138)	(93)
Proceeds from note receivable from stockholder	—	—	34
Initial public offering costs	—	—	—	—	(838)
Issuance of common stock for cash	9	12	57	12	414
Issuance of warrants	1	—	—	—	—
Net proceeds from issuance of convertible preferred stock	23,059	14,815	9,915	—	—
Proceeds from sale-leaseback of equipment	585	98	—	—	—

Net cash provided by (used in) financing activities	26,964	13,209	13,253	(357)	872
Increase (decrease) in cash and cash equivalents	7,822	(2,752)	(1,275)	(3,496)	1,827
Cash and cash equivalents at beginning of period	1,836	9,658	6,906	6,906	5,631

Cash and cash equivalents at end of period	$9,658	$6,906	$5,631	$3,410	$7,458

Supplemental schedule of cash flow information:
Cash paid for interest	$427	$313	$193	$29	$64

Supplemental schedule of non-cash investing and financing activities:
Conversion of notes payable and accrued interest in conjunction with issuance of Series D preferred stock	$4,544	$—	$—	$—	$—

Repurchase of unvested common stock by reduction in notes receivable	$—	$—	$54	$—	$—

See accompanying notes.

NUVASIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to December 31, 2003, and pertaining to March 31, 2004 and the three months ended March 31, 2003 and 2004 is unaudited)

1.    Organization and Significant Accounting Policies

Description of Business

        NuVasive, Inc. (the Company or NuVasive) was incorporated in Delaware on July 21, 1997. The Company designs, develops and markets products for the surgical treatment of spine disorders and operates in one business segment. The Company began commercializing its products in 2001. Its current principal product offerings include a surgical platform called maximum access surgery, or MAS, and classic fusion products. MAS combines NeuroVision, a nerve avoidance system, MaXcess, a minimally invasive surgical system, and specialized implants. The Company places its NeuroVision systems in hospitals and allows them to remain on-site provided the hospital orders a minimum monthly quantity of the Company's nerve avoidance disposable products. MaXcess instruments are sold to hospitals for use in surgery. The classic fusion portfolio includes a range of spine allografts and spine implants such as rods, plates and screws. Classic fusion products are sold from implant sets shipped from the Company's facility. MAS disposable products are shipped from our inventory, some of which is stored at distributor sites.

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary NuVasive GmbH. All significant intercompany balances and transactions have been eliminated in consolidation. There has been no material activity by NuVasive GmbH during the year ended December 31, 2003 or during the three months ended March 31, 2004.

        The consolidation of foreign subsidiaries requires financial statement translation in accordance with the Statement of Financial Accounting Standards (SFAS) No. 52. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Statements of operations and cash flows are translated at the average exchange rates for each year. As of December 31, 2002, 2003, and the three months ended March 31, 2004 there was no effect of foreign currency translation as the functional currency and the reporting currency are both the U.S. dollar.

Interim Financial Information

        The financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary to state fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States.

        The results of operations for the interim period ended March 31, 2004 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2004.

Unaudited Pro Forma Stockholders' Equity Presentation

        The unaudited pro forma stockholders' equity at March 31, 2004 reflects the effect of the conversion of all shares of convertible preferred stock into 12,724,363 shares of common stock as though the completion of the planned initial public offering occurred on March 31, 2004. Common shares issued in such initial public offering and any related net proceeds are excluded from such pro forma information.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation.

Cash, Cash Equivalents and Short-term Investments

        The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents primarily represent funds invested in money market funds.

Short-term Investments

        In accordance with Financial Accounting Standards Board (FASB) SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation periodically. Equity securities are classified as available-for-sale. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. The amortized cost of debt securities classified as held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income.

Accounts Receivable and Related Valuation Account

        Accounts receivable in the accompanying consolidated balance sheets are presented net of allowance for doubtful accounts.

        The Company makes judgments as to its ability to collect outstanding receivables and provides allowance for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, the Company analyzes historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the Company's future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in impairment or their ability to make payments, an increase in the provision for doubtful accounts may be required. Below is a summary of the changes in the Company's allowance for doubtful accounts (in thousands):

Allowance for doubtful accounts	Balance at beginning of period	Additions	Write-offs	Balance at end of period
December 31, 2001	$—	$143	$20	$123
December 31, 2002	123	258	276	105
December 31, 2003	105	231	16	320
March 31, 2004	320	77	143	254

Inventories

        Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. The Company reviews the components of its inventory on a periodic basis for excess, obsolete and impaired inventory, and records a reserve for the identified items.

Fair Value of Financial Instruments

        The carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, current portion of notes payable, and current portion of obligations under capital leases are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt and long-term portion of capital leases approximates their carrying values.

Concentration of Credit Risk and Significant Customers

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, securities held to maturity and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. Additionally, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain safety and maximize liquidity.

        No single customer represented greater than 10 percent of sales for any of the periods presented.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation on computer equipment, furniture and fixtures, machinery and equipment, and loaner equipment. Depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from two to seven years). Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the undiscounted cash flows associated with the use of the asset. While the Company's current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through December 31, 2003 or March 31, 2004.

Revenue Recognition

        The Company's revenue from sales of implants and disposables is recognized upon receipt of written acknowledgement that the product has been used in a surgical procedure or upon shipment to third-party customers who immediately accept title.

        The Company recognizes revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. In addition, the Company follows the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, which sets forth guidelines for the timing of revenue recognition based upon factors such as passage of title, installation, payment and customer acceptance. Specifically, revenue from the sale of implants and disposables is recognized upon receipt of written acknowledgement that the product has been used in a surgical procedure or upon shipment to third-party customers who immediately accept title. Revenue from the sale of NeuroVision units and instrument sets is recognized upon receipt of a purchase order and the subsequent shipment to customers who immediately accept title.

Research and Development

        Research and development costs are expensed as incurred.

Product Shipment Costs

        Product shipment costs are included in sales and marketing expense in the accompanying consolidated statements of operations and totaled approximately $77,000, $409,000, $386,000, $101,000 and $160,000 in 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004, respectively.

Patent Costs

        Costs related to filing and pursuing patent applications are expensed to research and development as incurred as recoverability of such expenditures is uncertain.

Marketing Costs

        Marketing costs, including advertising expense, are expensed as incurred.

Stock-Based Compensation

        The Company records compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The Company establishes the exercise price based on the fair value of the Company's stock at the date of grant as determined by the Board of Directors (the Board). In determining the fair value of the common stock, the Board considered (i) the advancement of the Company's technology, (ii) the Company's financial position and (iii) the fair value of the Company's preferred stock as determined in arm's-length transactions. Therefore, the options have no intrinsic value upon grant and no expense is recorded upon issuance. With respect to certain options granted during 2003, the Company has recorded deferred stock-based compensation of $771,000 for the incremental difference at the grant date between the fair value per share determined by the Board and the deemed fair value per share determined solely for financial reporting purposes in conjunction with the Company's initial public offering. Deferred stock-based compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation (FIN) No. 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans, over the vesting period of the related options, generally four years.

        Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, FIN No. 44, Accounting for Certain Transactions involving Stock Compensation, and are periodically revalued in accordance with Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, as the options vest, and recognized as an expense over the related service period.

        As required under SFAS No. 123, the pro forma effects of stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively: risk-free interest rate of 4.5%, 3.0%, 3.2%, 3.2% and 3.2%; dividend yield of 0%; volatility of 60%; and an expected option life of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options.

        The following table illustrates the effect on net losses if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation (in thousands, except per share amounts):

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Net loss attributable to common stockholders as reported	$(18,222)	$(15,110)	$(10,127)	$(2,703)	$(4,227)
Add: Stock-based employee compensation expense included in net loss	—	41	209	11	1,883
Deduct: Stock-based employee compensation expense determined under fair value method for all awards	(157)	(204)	(324)	(61)	(2,710)

Pro forma net loss attributable to common stockholders	$(18,379)	$(15,273)	$(10,242)	$(2,753)	$(5,054)

Basic and diluted net loss per share as reported	$(23.88)	$(13.20)	$(6.30)	$(1.67)	$(2.33)

Basic and diluted pro forma net loss per share	$(24.09)	$(13.33)	$(6.37)	$(1.70)	$(2.78)

        The pro forma effect on net loss for 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004 may not be representative of the pro forma effect on reported net income or loss in future years because these amounts reflect less than four years of vesting and due to the uncertainty of stock option grant volume and potential change in assumptions driven by market factors.

Net Loss Per Share

        The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SAB No. 98. Under the provisions of SFAS No. 128 basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period and excluding the weighted average common shares subject to repurchase of 18,000 shares, 125,000 shares, 141,000 shares and 157,000 shares at December 31, 2001, 2002 and 2003 and March 31, 2004, respectively. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

Pro Forma Net Loss Per Share

        Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that will automatically convert upon the closing of the initial public offering contemplated by this prospectus using the as-if converted method as of January 1, 2003 or the date of issuance, if later.

        A reconciliation of weighted average shares used in the calculation of historical and pro-forma basic and diluted net loss per share for the year ended December 31, 2003 and the three months ended March 31, 2004 is as follows (in thousands):

	Year ended December 31, 2003	Three months ended March 31, 2004
Common shares outstanding	1,607	1,816
Adjustment to reflect the assumed conversion of outstanding preferred stock	11,972	12,725

Shares used in computing pro forma basic and diluted net loss per common share	13,579	14,541

        The following table summarizes potential common shares that were excluded from historical basic and diluted earnings per share because of their anti-dilutive effect (in thousands):

				Three months ended March 31,
Common stock equivalents
	2001	2002	2003	2003	2004
				(unaudited)
Options to purchase common stock	1,521	1,337	1,710	1,712	2,424
Warrants to purchase common stock	—	1,110	1,752	1,763	1,731
Warrants to purchase preferred stock	197	197	221	221	239
Common stock subject to repurchase	32	412	224	356	318
Convertible preferred stock	8,766	11,145	12,725	10,945	12,725

Total	10,516	14,201	16,632	14,997	17,437

Income Taxes

        In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Comprehensive Income (Loss)

        SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss). Comprehensive loss for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, did not differ from reported net loss.

Segment Information

        The Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires public companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. The Company believes it operates in a single business segment and this standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. As the Company has not currently entered into exit, disposal or restructure activities, the adoption of SFAS No. 146 did not have a material impact on its consolidated financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for the consolidated financial statements of the Company beginning January 1, 2003. The Company has currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company is required to adopt such a method, its implementation on a prospective basis pursuant to SFAS No. 148 would increase the Company's net loss for the three months ended March 31, 2004 by approximately $827,000 in the Company's consolidated results of operations, which amount represents the difference between the expense calculated under APB 25 and SFAS 123.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is effective for the Company on January 1, 2004. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The adoption of FIN 46 did not have a material impact on the results of operations or the financial position of the Company.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

2.    Balance Sheet Details

Short-term Investments

        Short-term investments includes government bonds that are classified as held to maturity (in thousands):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Amortized cost	$—	$415	$—
Gross unrealized loss	—	(8)	—

Estimated fair value	$—	$407	$—

        Short-term investments also includes auction rate securities that are classified as available-for-sale (in thousands):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Cost	$—	$3,602	$—

Estimated fair value	$—	$3,602	$—

        All short-term investments are due in one year or less.

Inventory

        Inventories are stated at the lower of cost or market and consisted of the following (in thousands):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Raw materials	$368	$2,465	$2,120
Finished goods	2,892	3,770	3,706

	3,260	6,235	5,826
Less: Allowance for excess and obsolete inventory	(800)	(1,187)	(1,273)

	$2,460	$5,048	$4,553

Property and Equipment

        Property and equipment consisted of the following (in thousands):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Loaner equipment	$1,743	$4,167	$4,617
Machinery and equipment	1,037	1,166	1,241
Computer equipment	883	1,016	1,043
Leasehold improvements	450	450	450
Furniture and fixtures	278	350	350

	4,391	7,149	7,701
Less: accumulated depreciation and amortization	(2,156)	(3,759)	(4,307)

	$2,235	$3,390	$3,394

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Deposit	$819	$—	$—
Prepaid expenses	361	426	425
Other current assets	16	2	—

	$1,196	$428	$425

Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2002	2003	2004
			(unaudited)
Accounts payable	$973	$1,594	$2,514
Accrued liabilities	329	1,022	564
Accrued purchases	612	2,420	370

	$1,914	$5,036	$3,448

3.    Notes Payable

       During 2000, the Company entered into a loan and security agreement, whereby the Company could borrow up to $3.0 million (the Original Credit Facility). The Original Credit Facility was collateralized by substantially all the assets of the Company. As of December 31, 2002, the Company had borrowed the entire $3.0 million available under the Original Credit Facility and had made subsequent principal payments of approximately $2.1 million to reduce the balance, at December 31, 2002, to $0.9 million. The Original Credit Facility had a stated interest rate of 13.25% per annum. Interest was payable for the first six months and, thereafter, principal and interest was due in 30 equal installments through July 1, 2003.

        In January 2003, the Company entered into a new loan and security agreement (the Revised Credit Facility) and paid off the Original Credit Facility in full. The Revised Credit Facility provided for borrowings of up to $5.0 million, is collateralized by qualified accounts receivable and fixed assets of the Company and bears interest at the lender's prime rate (four percent at December 31, 2003) plus one and one-half percent per annum. Under the terms of the revised Credit Facility, the Company is required to maintain a minimum cash balance of the greater of $1.5 million or 50% of the outstanding debt balance, as well as meet certain other financial and non-financial covenants. At December 31, 2003 and March 31, 2004, the Company was in compliance with all of the terms of the Revised Credit Facility.

        On February 11, 2004, the Company received a commitment letter renewing the Revised Credit Facility entered into in January 2003 and increasing the amount it can borrow from $5.0 million to $9.6 million. The interest rate is the lender's prime plus one-half of one percent per annum and the maturity dates are through 2008. Under the terms of the commitment, the Company is required to maintain a minimum cash balance of $2.5 million, as well as meet certain other financial and non-financial covenants (Note 9).

4.    Commitments and Contingencies

        The Company leases its facility under an operating lease, which expires on November 30, 2004. The minimum annual rent on the Company's facility is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. At December 31, 2003, the Company has obligations under capital leases, which total $328,000, of which $306,000 is due in 2004.

        During 2001, the Company sold certain of its property and equipment for $585,000. Concurrent with the sale, the Company leased the equipment back for a period of three years at an annual rental of $231,000. During 2002, the Company sold certain of its property and equipment for $98,000. Concurrent with the sale, the Company leased the equipment back for a period of three years at an annual rental of $39,000. The leases will continue through the initial terms and thereafter until terminated by either party upon prior written notice. The Company also has an option to repurchase the equipment for its then fair value at the expiration of the leases. As a result, the transactions have been recorded as financing transactions rather than as a sale, and the property and equipment continue to be recognized in the accompanying consolidated financial statements.

        The Company's future minimum annual lease payments and long-term contractual obligations for years ending after December 31, 2003 are as follows (in thousands):

	Capital leases	Operating lease	Other Contractual Obligations
2004	$326	$323	$160
2005	23	—	185
2006	—	—	130
2007	—	—	110
2008	—	—	110
Thereafter	—	—	450

Total minimum payments	349	$323	$1,145

Less: Interest portion	(21)

Present value of net minimum lease payments	328
Less: Current portion of capital lease obligations	(306)

Long-term capital lease obligations	$22

        Rent expense was $300,000 for each of the years ended December 31, 2001, 2002 and 2003, respectively and $81,529 and $85,788 for the three months ended March 31, 2003 and 2004, respectively.

        Property and equipment acquired through capital lease financing have a net book value of $806,000, $284,000 and $190,000; which is net of accumulated depreciation of $1.1 million, $1.6 million and $1.8 million at December 31, 2002, 2003 and March 31, 2004, respectively. Depreciation expense in the consolidated financial statements includes amortization expense related to assets acquired under capital leases.

        The Company has entered into long-term contractual obligations, consisting of certain intellectual property purchase and consulting agreements for which the Company is required to make annual payments.

        The Company is party to certain claims and legal actions arising in the normal course of business. The Company is currently involved in a civil action with Medtronic, Inc. and its spine subsidiary, Medtronic Sofamor Danek, Inc. claiming interference with Medtronic's contracts, including alleged non-competition agreements. The lawsuits are in discovery phase and management anticipates that they may proceed for an extended period of time. The Company's management intends to vigorously defend against the charges. The Company has accrued, as of December 31, 2003 and March 31, 2004, $247,000 and $201,000 related to the litigation with Medtronic. Although the ultimate outcome of this and other matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse impact on the Company's financial statements as a whole.

5.    Stockholders' Equity

Convertible Preferred Stock

        A summary of preferred stock issued and outstanding at December 31, 2002, 2003 and March 31, 2004 is as follows (in thousands):

	Shares authorized	Shares issued and outstanding 2002	Par value 2002	Shares issued and outstanding 2003	Par value 2003	Liquidation value
Series A	4,750	4,550	$5	4,550	$5	$4,550
Series B	4,635	4,462	4	4,462	4	12,270
Series C	1,000	1,000	1	1,000	1	3,000
Series D	12,962	11,676	12	11,676	12	29,540
Series D-1	10,000	5,949	6	9,898	10	25,066

	33,347	27,637	$28	31,586	$32	$74,426

        Each share of preferred stock is convertible, at the option of the holder, into shares of common stock. Each outstanding share of Series B Preferred Stock converts into 0.414 shares of common stock. Each outstanding share of Series C Preferred Stock converts into 0.428 shares of common stock. Each share of Series A, Series D and Series D-1 Preferred Stock converts into 0.4 shares of common stock. Each share is automatically convertible upon the earlier of (i) the consummation of the Company's sale of its common stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933, as amended, for proceeds of not less than $50.0 million in the aggregate and $24.38 per share, or (ii) the date upon which the Company obtains consent of the holders of 80% of the then outstanding shares of preferred stock.

        Holders of the Series A, B, and C convertible preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of dividends to holders of common stock. The Series D and D-1 stockholders are entitled to receive dividends, prior and in preference to the Series A, B and C preferred and common stockholders. The dividends shall be at a rate of $0.08 per share for Series A, $0.22 per share for Series B, $0.24 per share for Series C, $0.21 per share for Series D and $0.21 per share for Series D-1 (subject to adjustments for stock splits, dividends, combinations or other recapitalizations) per annum, payable when and if declared by the Board of Directors. Such dividends shall be non-cumulative. As of December 31, 2003 and March 31, 2004, no dividends have been declared.

        The holder of each share of convertible preferred stock shall have the right to one vote for each share of common stock into which the preferred stock could be converted. Each holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. Each holder shall be entitled to notice of any stockholders' meeting and shall be entitled to vote, together as a single class with holders of common stock, with respect to any matter upon which holders of common stock have the right to vote with the exception of certain rights related to the election of directors.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of Series D and D-1 convertible preferred stock shall be entitled to receive their liquidation value prior and in preference to any distribution of Company assets to holders of common stock and other series of preferred stock. Series A, B and C stockholders are entitled to receive, prior and in preference to any distribution to common stockholders, their liquidation value as noted herein. The liquidation value shall be at a rate of $1.00 per share for Series A, $2.75 per share for Series B, $3.00 per share for Series C, and $2.53 per share for Series D and D-1 (subject to appropriate adjustments for stock splits, dividends, combinations or other recapitalizations). If, upon the occurrence of such event, the assets and funds distributed among the holders of Series D and D-1 convertible preferred stock are insufficient to permit full payment, the entire assets and funds of the Company would be distributed ratably among holders of Series D and D-1 convertible preferred stock in proportion to the preferential amount each holder would otherwise be entitled to receive. Thereafter, if upon the occurrence of such event, the assets and funds distributed among the holders of Series A, B and C convertible preferred stock are insufficient to permit full payment, the entire remaining assets and funds of the Company would be distributed ratably among holders of Series A, B and C convertible preferred stock in proportion to the preferential amount each holder would otherwise be entitled to receive.

        In July 2002, the Company completed a Series D-1 preferred stock private placement with net cash proceeds of approximately $14.8 million. The offering costs totaled approximately $262,000 and included the granting of preferred stock and warrants to purchase common stock valued at an aggregate of $75,000, as partial consideration for a finders fee. The Company also issued common stock warrants to purchase 1,030,301 shares. The warrants expire in seven years and have an exercise price of $0.625 per share.

        In July 2003, the Company completed a Series D-1 preferred stock private placement with net cash proceeds of approximately $9.9 million. The offering costs totaled approximately $78,000. In conjunction with the Series D-1 financing, the Company issued common stock warrants to purchase 631,833 shares. The warrants expire in seven years and have an exercise price of $0.625.

        Effective with the Series D-1 financing in July 2003, the capitalization of the Company increased to 49,200,000 shares of common stock and 33,346,500 shares of preferred stock.

Warrants

        In 1999, in conjunction with a sale-leaseback agreement, the Company issued a warrant to purchase 87,500 shares of Series A convertible preferred stock at $1.00 per share. The warrant was subsequently reissued as two warrants to different parties for the same total shares. The warrants are exercisable at any time prior to the earlier of (i) 10 years from the date of issuance or (ii) five years from the effective date of the Company's initial public offering. The estimated fair value of the warrants determined at issuance using the Black-Scholes pricing model, of $39,000 was included in interest expense in the consolidated statement of operations for the year ended December 31, 1999.

        In 1999, in connection with a convertible debt offering, the Company issued warrants to purchase 87,744 shares of Series B convertible preferred stock at $2.75 per share. The warrants are exercisable at any time prior to the earlier of (1) the close of business on October 13, 2004, (2) (i) the closing of the acquisition of the Company by another entity by means of a transaction or series of related transactions or (ii) the closing of the sale of all or substantially all of the assets of the Company, unless the Company's stockholders of record prior to such acquisition or sale shall hold at least fifty percent

(50%) of the voting power of the acquiring or surviving entity immediately after such acquisition or sale, or (3) the initial underwritten public offering of the Company's common stock. The estimated fair value of the warrants was determined using the Black-Scholes pricing model and was insignificant.

        In 2000, in conjunction with the Original Credit Facility, the Company issued a warrant to purchase 81,820 shares of Series B convertible preferred stock at $2.75 per share. The warrant expires in 2007. The Company determined the fair value of the warrant at issuance, using the Black-Scholes pricing model, with a resulting aggregate value of $160,000, which was recorded as other assets and was being amortized as interest expense over the life of the debt. In January 2003, as a result of the payoff of the Original Credit Facility, the remaining unamortized balance related to this warrant was recorded as interest expense.

        In 2001, in connection with a convertible debt offering of $4,500,000, the Company issued warrants to purchase 206,559 shares of Series D convertible preferred stock at $2.53 per share. The warrants are exercisable at any time prior to the earlier of (a) five years from the date of issuance, (b) (i) the closing of the acquisition of the Company by another entity by means of a transaction or series of related transactions or (ii) the closing of the sale of all or substantially all of the assets of the Company, unless the Company's stockholders of record prior to such acquisition or sale shall hold at least fifty percent (50%) of the voting power of the acquiring or surviving entity immediately after such acquisition or sale, or (c) the initial underwritten public offering of the Company's common stock. The Company determined the fair value of the warrants at the date of issuance, using the Black-Scholes pricing model, with a resulting aggregate fair value of $320,000, which has been recorded as interest expense for the year ended December 31, 2001, as the related debt was converted during 2001. Additionally, after allocating the proceeds, the Company determined that there was a beneficial conversion feature for the convertible debt offering of $320,000 for the year ended December 31, 2001, which was included in the consolidated statement of operations.

        In July 2001, in conjunction with a sale-leaseback agreement, the Company issued warrants to purchase 23,716 shares of Series D convertible preferred stock at $2.53 per share. The warrants are exercisable at any time through the later of (i) seven years after the date of grant or (ii) three years after the closing of the Company's initial public offering. The Company determined the fair value of the warrants at the date of issuance, using the Black-Scholes pricing model, with a resulting aggregate fair value of $42,000 which has been recorded as interest expense in the consolidated statement of operations for the year ended December 31, 2001.

        In July 2002, in connection with its Series D-1 private placement, the Company issued warrants to purchase 1,030,301 shares of common stock at $0.63 per share. The warrants are exercisable at anytime prior to (a) seven years from the date of issuance, (b) (i) the closing of the acquisition of the Company by another entity by means of a transaction or series of related transactions or (ii) the closing of the sale of all or substantially all of the assets of the Company, unless the Company's stockholders of record prior to such acquisition or sale shall hold at least fifty percent (50%) of the voting power of the acquiring or surviving entity immediately after such acquisition or sale, or (c) the initial underwritten public offering of the Company's common stock. The Company determined the fair value of the warrants at the date of issuance, using the Black-Scholes pricing model, with a resulting aggregate fair value of $438,000, which had no impact on the consolidated statement of equity at December 31, 2002.

        During 2002, the Company issued a warrant to purchase 20,000 shares of common stock at $0.63 per share in conjunction with a consulting agreement. The warrant expires in 2012. The Company determined the fair value of the warrant at issuance, using the Black-Scholes pricing model, with a resulting aggregate fair value of $8,000, which is being amortized to consulting expense over the three-year term of the agreement.

        Also during 2002, the Company issued a warrant to purchase 60,000 shares of common stock at $0.63 per share in conjunction with the acquisition of a patent from an unrelated third party for $250,000. The warrant expires in 2012. The Company determined the fair value of the warrant at issuance, using the Black-Scholes pricing model, with a resulting fair value of $27,000. The total consideration for the patent of $277,000 was expensed as in-process technology during 2002.

        In January 2003, in conjunction with the Revised Credit Facility, the Company issued a warrant to purchase 59,289 shares of the Company's Series D-1 convertible preferred stock at $2.53 per share. The warrant expires in January 2013. The Company determined the fair value of the warrant at issuance, using the Black-Scholes pricing model, with a resulting aggregate expense of $93,000, which is being amortized as interest expense over the life of the outstanding balance on the Revised Credit Facility. Also in conjunction with the Revised Credit Facility, the Company issued a warrant to purchase 10,268 shares of the Company's common stock at $0.63 per share. The warrant expires in January 2013. The Company determined the fair value of the warrant at issuance, using the Black-Scholes pricing model, with a resulting aggregate expense of $4,000, which is being amortized as interest expense in the consolidated statement of operations over the term of the Revised Credit Facility.

        In July 2003, in connection with its Series D-1 private placement, the Company issued warrants to purchase 631,833 shares of common stock at $0.63 per share. The warrants are exercisable at anytime prior to (a) seven years from the date of issuance, (b) (i) the closing of the acquisition of the Company by another entity by means of a transaction or series of related transactions or (ii) the closing of the sale of all or substantially all of the assets of the Company, unless the Company's stockholders of record prior to such acquisition or sale shall hold at least fifty percent (50%) of the voting power of the acquiring or surviving entity immediately after such acquisition or sale, or (c) the initial underwritten public offering of the Company's common stock. The Company determined the fair value of the warrants at the date of issuance, using the Black-Scholes pricing model, with a resulting aggregate fair value of $2,290,000, which had no impact on the consolidated statement of equity at December 31, 2002.

        The following table sets forth the assumptions underlying the Black-Scholes pricing model used to determine fair value of warrants at the date of grant:

	Years ended December 31,
	2001	2002	2003
Risk-free interest rate	4.5%	3.0%	3.0%
Expected life in years	5-7	7-10	7
Expected volatility	70%	60%	60%
Dividend yield	0%	0%	0%

        As of December 31, 2003, no shares have been issued pursuant to warrants issued by the Company.

Stock Options

        In October 1998, the Company adopted the 1998 Stock Incentive Plan (the Plan) to grant options to purchase common stock to eligible employees, non-employee members of the Board of Directors, consultants and other independent advisors who provide services to the Company. Under the Plan, 3,922,800 shares of common stock, as amended, were reserved for issuance upon exercise of options granted by the Company. The Board of Directors determines terms of the stock option agreements, including vesting requirements. Options under the Plan have a 10-year term and normally vest over a term not to exceed four years from the date of grant. All options granted under the Plan allow for early exercise prior to the option becoming fully vested. Unvested common shares obtained upon early exercise of options are subject to repurchase by the Company at the original issue price.

        In July 2002, certain executives exercised a total of 910,446 options, the consideration for which included cash of approximately $2,000 and promissory notes of approximately $523,000 payable to the Company.

        In November 2003, the Company amended the Plan to provide for the acceleration of 50% of the unvested options of all employees upon a change in control and the vesting of the remaining unvested options for those employees that are involuntarily terminated within a year of the change in control. Under FIN 44, the modification to the Plan requires the Company to measure, based on the difference between the fair value of the common stock as of the date of the modification and the exercise price of each unvested option, the potential charge that would be recorded as additional compensation expense should the change in control provision be triggered prior to when the employees would have vested in the options under the original terms of the option grants. Based on the unvested employee options as of December 31, 2003, the maximum exposure to the Company related to the modification to the Plan is $5.2 million. The potential charge is reduced as employees continue to vest in their options over the normal four-year vesting period, thereby decreasing the unvested portion of the options on which the potential charge is based. Assuming the acceleration is not triggered, the potential exposure is reduced to zero by September 2007.

        The Company recorded expense of $22,000, $43,000, $458,000, $39,000 and $241,000 in 2001, 2002, 2003, and the three months ended March 31, 2003 and 2004, respectively, related to the vesting of stock options granted to non-employees under consulting agreements.

        Following is a summary of stock option activity (in thousands, except per share data):

	Underlying Shares	Weighted Avg. Exercise Price
Outstanding at December 31, 2000	1,227	$0.45
Granted	596	0.70
Exercised	(38)	0.25
Cancelled	(264)	0.55

Outstanding at December 31, 2001	1,521	0.55
Granted	891	0.63
Exercised	(910)	0.53
Cancelled	(170)	0.60

Outstanding at December 31, 2002	1,332	0.60
Granted	684	0.80
Exercised	(113)	0.50
Cancelled	(192)	0.63

Outstanding at December 31, 2003	1,711	0.68

Granted (unaudited)	1,266	4.71
Exercised (unaudited)	(540)	0.75
Cancelled (unaudited)	(13)	0.64

Outstanding at March 31, 2004 (unaudited)	2,424	2.78

        The weighted average fair value of options granted during the years ended December 31, 2001, 2002, 2003 and March 31, 2004, was $0.18, $0.38, $2.15 and $4.30 per share, respectively. At December 31, 2003 and March 31, 2004, 703,151 shares and 728,598 shares, respectively, were vested under the Plan. The weighted average remaining contractual life of options outstanding at December 31, 2003 and March 31, 2004, was approximately eight years.

        At December 31, 2003 and March 31, 2004, 1,100,065 shares and 29,148 shares, respectively, remain available for future issuance or grant under the Plan.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2003 (in thousands, except per share data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.25 to $0.48	159	5.97	$0.25	155	$0.25
$0.50 to $0.73	1,206	8.62	0.63	346	0.63
$0.75 to $1.25	256	6.86	0.75	203	0.75
$1.28 to $1.88	90	9.89	1.88	—	—

	1,711	8.17	0.68	704	0.58

Common Stock Reserved for Future Issuance

        The following table summarizes common shares reserved for issuance at December 31, 2003, on exercise or conversion of (in thousands):

Convertible preferred stock	12,725
Preferred stock warrants	221
Common stock warrants	1,752
Common stock options:
Issued and outstanding	1,710
Available for future grant	1,100

Total shares reserved for future issuance	17,508

6.    Related Party Transactions

       In February 2000, the Company loaned $500,000 to a key employee in exchange for a promissory note. The promissory note and all accrued but unpaid interest is due within 15 business days of the earliest to occur of the following dates (i) February 24, 2004 or (ii) the termination of employment with the Company. The loan is subject to forgiveness based upon the employee's continued employment with the Company at the earliest of February 24, 2004, the initial public offering of the Company's securities, an acquisition of the Company, or the employee's death. The Company has also agreed to pay all withholding obligations arising from the forgiveness of the loan. For the years ended December 31, 2002 and 2003, respectively, the Company has recognized compensation expense of $454,000 and $619,000, and a liability of $461,000 and $626,000 for the payroll withholding obligations.

        In July 2002, certain executives exercised stock options using non-recourse promissory notes payable to the Company totaling approximately $523,000. The notes bear interest at 6% per annum and are payable in July 2007. These notes receivable from stockholders are reflected as a contra-equity amount on the balance sheets. In January 2003, the Company decided to forgive the promissory notes and related interest at the earliest of the completion of three additional years of service, the initial public offering of the Company's securities, or an acquisition of the Company. The Company has recorded compensation expense related to the forgiveness of the notes and related interest for the years ended December 31, 2002 and 2003 respectively of approximately $103,000 and $310,000. In July of 2003, upon the resignation of two employees, the Company repurchased $54,000 of stock by adjusting the related notes receivable. Subsequently the Company received full payment of $34,000 from one employee and forgave the remaining balance of $28,000 for the other employee.

        As a result of the modification of the original option grants to these executives, in order to provide for the forgiveness of the notes, there was deemed to be a new measurement date for the option grants. The resulting aggregate value of the options, based on the intrinsic value at the date of the modification of approximately $121,000, has been recorded as deferred compensation in the stockholders' equity section of the balance sheets and is being amortized to compensation expense over the term of the promissory notes. Total compensation expense recorded in 2002 and 2003 related to these options was approximately $41,000 and $76,000 respectively. Compensation expense recorded in the three months ended March 31, 2003 and 2004 was approximately $19,000 and $7,000, respectively.

7.    Income Taxes

        At December 31, 2003, the Company had federal and California tax net operating loss carryforwards of approximately $57.5 million and $33.6 million, respectively, which will begin to expire in 2012 and 2007, respectively unless utilized in the foreseeable future. The Company also has losses attributable to its foreign subsidiary of approximately $635,000 through December 31, 2003. The Company also has federal and California research and development tax credit carryforwards of approximately $1.9 million and $1.4 million, respectively. The federal research and development tax credit carryforward will begin to expire in 2012 unless utilized in the foreseeable future. The California research and development tax credit carryforward does not expire.

        Pursuant to Section 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

        Significant components of the Company's deferred tax assets as of December 31, 2001, 2002 and 2003 are shown below. A valuation allowance has been established, as realization of such assets is uncertain.

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 are as follows (in thousands):

	December 31,
	2001	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$14,649	$19,705	$22,320
Research and development credits	1,674	2,297	2,749
Other	134	490	1,789
Depreciation	—	—	24

Total deferred tax assets	16,457	22,492	26,882
Deferred tax liabilities:
Depreciation and amortization	(48)	(219)	(92)

Total deferred tax liabilities	(48)	(219)	(92)

Net deferred tax assets	16,409	22,273	26,790
Valuation allowance for deferred tax assets	(16,409)	(22,273)	(26,790)

Net deferred tax assets	$—	$—	$—

8.    Employee Retirement Plan

       The Company administers a retirement plan under Section 401(k) of the Internal Revenue Code for the benefit of all employees meeting minimum eligibility requirements. Under the plan, each employee may contribute up to 25% of his or her annual salary, not to exceed federal limits. The Company does not provide a matching contribution to the plan.

9.    Subsequent Events

        On January 2, 2004, the Company granted options to purchase 1,093,000 shares of common stock at an exercise price of $3.75 per share. In connection with the issuance of these options, the Company recorded deferred compensation of $7,791,000, which will be amortized on an accelerated basis consistent with 2003.

        On February 20, 2004, the Company's Board of Directors:

                (a) authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the Company's common stock in connection with an initial public offering ("IPO");

                (b) approved an increase in the number of authorized shares of common stock to 70,000,000 shares and authorized 5,000,000 shares of preferred stock at a $0.001 par value. These increases will be effective prior to the closing of the IPO;

                (c) adopted the 2004 Equity Incentive Plan (the "2004 Plan"), under which a total of 800,000 shares were reserved for future issuance of common stock options (plus all remaining shares reserved for issuance under the Company's 1998 Stock Option/Stock Issuance Plan); and

                (d) adopted the 2004 Employee Stock Purchase Plan (the "Purchase Plan"), under which a total of 100,000 common shares are reserved for issuance. The Purchase Plan will become effective on the first day on which the price quotations for the Company's stock are available on the Nasdaq National Market.

        On March 18, 2004, the Company's stockholders approved a reverse stock split in the range of 1-for-1.5 to 1-for-3.5 and authorized the Company's Board of Directors to approve the exact reverse split ratio.

        On March 31, 2004, the Company amended the terms of its debt agreement with its primary lender to restructure such agreement and increase its total borrowing ability to $9.6 million. As of March 31, 2004, the Company had $6.0 million outstanding under the agreement. The interest rate is lender's prime plus one-half of one percent with maturity dates through December 2007. Under the amended agreement, the Company is required to maintain a minimum cash balance of $2.5 million, as well as meet certain other financial and non-financial covenants.

        On April 21, 2004, a 1-for-2.5 reverse stock split was approved by the Company's Board of Directors. The accompanying consolidated financial statements give retroactive effect to the reverse stock split for all periods presented.

NUVASIVE®
Creative Spine Technology®

NuVasive – Creative solutions for safe, reproducible spine surgery

Maximum Access Surgery (MAS)™ Platform:

The new direction for outpatient reconstructive spine surgery

NUVASIVE
SETUP
EMG
Detection
Detection Threshold
1
2
3
4
16.0 mA
R
L
R. Gastroc. Medial
MAXCESS

NeuroVision Nerve Avoidance access technology

MaXcess Retractor System

Specialized implants for fusion

XLIF™ eXtreme Lateral Interbody Fusion

MAS and XLIF Benefits from the Combination of NeuroVision, MaXcess and NuVasive Implants:

- Reduced surgery times
- Reduced hospital stays
- Reduced recovery times
- Maximizes access
- Uses conventional instruments
- MAS with broad application

6,500,000 Shares

Common Stock

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
Risks Related to Our Business and Industry
Risks Related to Our Financial Results and Need for Financing
Risks Related to Our Intellectual Property and Potential Litigation
Risks Related to the Securities Markets and Ownership of Our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
NUVASIVE, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
NUVASIVE, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
NUVASIVE, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands, except per share amounts)
NUVASIVE, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
NUVASIVE, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information subsequent to December 31, 2003, and pertaining to March 31, 2004 and the three months ended March 31, 2003 and 2004 is unaudited)